UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

2nd QUARTER
2017

Bradesco

Table of Contents Table of contents

1 -	Press release	3
	Highlights	4
	Main Information	6
	Book net income vs. Adjusted net income	8
	Summarized analysis of adjusted income	8
	Capital ratios – Basel III	21
	Economic environment	22
	Main economic indicators	23
	Guidance	23
	Managerial income statement vs. Adjusted income statement	24
2 -	Economic and financial analysis	27
	Consolidated Statement of financial position and Statement of adjusted income	28
	NII – Interest-earning and non-interest earning portions	29
	NII - Interest-earning portion	30
	• Interest-earning portion of credit intermediation	32
	• Interest-earning portion of insurance	47
	• Interest-earning portion of securities/other	47
	- Non-interest-earning portion	47
	Insurance, pension and capitalization	48
	- Life and pension plans	52
	- Health	53
	- Capitalization bonds	54
	- Automobile and property & casualty	55
	Fee and commission income	57
	Personnel and administrative expenses	61
	- Operating coverage ratio	62
	Tax expenses	63
	Equity in the earnings (losses) of affiliates	63
	Non-operating income	63
	Additional information - HSBC Brasil historical series	64
	Additional Information – Comparison of June 2017 and 2016 “Pro-forma”	65
3 -	Return to shareholders	67
	Corporate governance	68
	Investor relations area – IR	68
	Bradesco shares	69
	Market Capitalization	71
	Main indicators	72
	Dividends/Interest on shareholders’ equity – JCP	73
	Weight on main stock indexes	73
4 -	Additional information	75
	Market share of products and services	76
	Ratings	77
	Reserve requirements	77
	Investments in infrastructure, information technology and telecommunications	78
	Risk management	79
	Capital management	79
	Basel ratio	80
	Minimum Capital Required – Grupo Bradesco Seguros	81
5 -	Independent auditors’ report	83
	Reasonable assurance report about supplementary accounting information included within the economic and financial	84
	analysis report
6 -	Complete financial statements	87

Bradesco    1

Table of Contents Forward-looking statements

This economic and financial analysis Report contains forward-looking statements related to our business. Such statements are based on management’s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “goal”, “estimate”, “forecast”, “predict”, “project”, “guidelines”, “should” and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. Moreover, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; our ability to sustain and improve performance; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in borrowing and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers incl uded in this Report have been subjected to rounding adjustments.
As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

2  Economic and Financial Analysis Report - June 2017

Press Release Highlights

The main figures reported by Bradesco in the first semester of 2017, considering the consolidation, from July 1, 2016, of HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):

1.Adjusted Net Income for the first semester of 2017 stood at R$9.352 billion (a 13.0% increase compared to the Adjusted Net Income of R$8.274 billion recorded in the first semester of 2016), corresponding to earnings per share of R$2.99 and return on Average Adjusted Shareholders’ Equity of 18.2%.

2.As for the source, the Adjusted Net Income is composed of R$6.708 billion from financial activities, representing 71.7% of the total, and of R$2.644 billion from insurance, pension plans and capitalization bond operations, which together account for 28.3%.

3.In June 2017, Bradesco’s market capitalization stood at R$169.618 billion, showing a growth of 17.5% over June 2016.

4.Total Assets, in June 2017, stood at R$1.291 trillion, an increase of 16.8% over June 2016. The return on Average Total Assets was 1.4%.

5. In June 2017, the Expanded Loan Portfolio reached R$493.566 billion, a 10.3% increase over June 2016. Operations with individuals totaled R$172.045 billion (an increase of 15.5% over June 2016), while operations with companies totaled R$321.521 billion (a 7.7% increase over June 2016).

6.Assets under Management stood at R$1.918 trillion, a 20.7% increase over June 2016.

7.Shareholders’ Equity totaled R$106.807 billion in June 2017, 10.8% higher than in June 2016. The Basel III Ratio, based on the Prudential Conglomerate stood at 16.7%, 12.5% of which is Tier I Capital.

8.A total of R$2.810 billion was paid and provisioned to shareholders as Interest on Shareholders’ Equity for the profit generated in the first semester of 2017, R$1.723 billion of which was paid in monthly and interim installments, and R$1.087 billion was provisioned.

9.The Interest-Earning Portion of the NII reached R$31.678 billion in the first semester of 2017, a 7.3% growth compared to the first semester of 2016.

10.The 90-day Delinquency Ratio stood at 4.9% in the end of June 2017, a decrease of 0.7 p.p. compared to March 2017.

11.The Efficiency Ratio (ER) in June 2017 was 41.5% (37.4% in June 2016), while the “risk-adjusted” efficiency ratio stood at 53.7% (48.1% in June 2016).

12.Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$36.460 billion in the first semester of 2017, up 12.4% when compared with the same period of 2016. Technical provisions stood at R$233.640 billion, an increase of 22.5% compared with the balance in June 2016.

13.Investments in infrastructure, information technology and telecommunications amounted to R$2.786 billion in the first semester of 2017.

14.Taxes and contributions paid or recorded in provision, including social security, totaled R$17.554 billion in the first semester of 2017, of which R$7.875 billion was related to taxes withheld and collected from third parties, and R$9.679 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 103.5% of the Adjusted Net Income.

15.Bradesco has an extensive Customer Service Network in Brazil, with 5,068 Branches and 3,921 Customer Service Points (PAs). The following are also available to Bradesco clients: 994 ATMs located on company premises (PAEs), 38,596 Bradesco Expresso customer service points, 36,148 Bradesco ATMs, and 20,875 Banco24Horas Network ATMs.

16.Payroll, plus charges and benefits totaled R$8.564 billion in the first semester of 2017. Social benefits provided to all 105,143 employees of the Bradesco Organization and their dependents amounted to R$2.280 billion, while investments in education, training and development programs totaled R$76.489 million.

  4  Economic and Financial Analysis Report - June 2017

Press Release Highlights

17.Major Awards and Acknowledgments in the period:

•It was elected as the “Most Valuable Brazilian Brand” for the sixth consecutive year, and ranked second in the overall ranking (WPP Consulting, Kantar Vermeer, in partnership with IstoÉ Dinheiro Magazine);

•It reached the first place in the financial industry and ranked fifth in the overall ranking in the third edition of the “Valor Inovação Brasil” yearbook (Valor Econômico Newspaper / Network Pwc Consulting Firm);

•It led the “Best Retail Bank” ranking in the first edition of the “Estadão Finanças Mais” yearbook. Grupo Bradesco Seguros also appeared in the categories “Pension Plan” and “Health” (O Estado de S.Paulo newspaper, in partnership with Austin Rating);

•It enjoyed pride of place in the “efinance 2017” award, in the following categories: CIO of the Year, Back Office, Project Management, BYOD Security, Business Integration, IT Governance, Foreign Currency in ATMs and Credit App. Bradesco Seguros was listed in the following categories: Infrastructure Management, Contact Center and Health App (Editora Executivos Financeiros);

•It enjoyed pride of place in the “Top Management 2017” (ValorInveste Magazine, of the Valor Econômico Newspaper);

•Grupo Bradesco Seguros was, for another year, highlighted in the “Valor Financeiro – Seguros, Previdência e Capitalização” yearbook (Valor Econômico Newspaper);

•Bradesco BBI was awarded the “Best Investment Bank in Brazil” for the third consecutive time in the Awards for Excellence 2017 edition (Euromoney Magazine);

•Bradesco Cartões was featured in the “XVIII Modern Consumer Award for Customer Service Excellence” for the ninth time, as the winner with Amex cards. (Consumidor Moderno Magazine, in partnership with Centro de Inteligência Padrão and On You); and

•BRAM won the “Top 10 Overall Broadcast Projections” ranking of the first quarter of 2017, according to survey of AE Dados from Agência Estado.

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view of incorporating the best sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long term. To reinforce this position, we emphasized adherence to globally recognized business initiatives, such as: Global Compact, Equator Principles, CDP (Carbon Disclosure Program), Principles for Responsible Investment (PRI), GHG Protocol Program (Brazilian Greenhouse Gas Emissions Program) and Companies for Climate Change (EPC). The Board of Directors, through the Sustainability Committee, monitors the sustainability deliberations. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both from B3.

With a broad social and educational program put in place 60 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2017, a budget of R$625.944 million will benefit approximately 104,228 students enrolled in its schools at the following levels: Basic Education (from Kindergarten to High School and Higher Secondary Technical-Professional Education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 43 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. Fundação also expects to benefit 630 thousand students via distance learning (EaD), through its e-Learning portal “Escola Virtual” (Virtual School), where students can complete at least one of the courses offered in its schedule. Another 15,040 students are taking part in projects and actions in partnership with the Program Educa+Ação and in Technology courses.

.

Bradesco    5

Press Release Main Information

R$ million	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	Variation %
									2Q17 x 1Q17	2Q17 x 2Q16
Income Statement for the Period
Book Net Income	3,911	4,071	3,592	3,236	4,134	4,121	4,353	4,120	(3.9)	(5.4)
Adjusted Net Income (1)	4,704	4,648	4,385	4,462	4,161	4,113	4,562	4,533	1.2	13.0
Total Net Interest Income	15,484	15,616	15,669	16,931	14,962	14,892	14,512	13,735	(0.8)	3.5
Gross Credit Intermediation Margin	12,315	12,567	13,403	13,600	11,408	11,486	11,313	10,806	(2.0)	8.0
Net Credit Intermediation Margin	7,345	7,705	7,878	7,858	6,384	6,038	7,121	6,954	(4.7)	15.1
Allowance for Loan Losses (ALL) Expenses	(4,970)	(4,862)	(5,525)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	2.2	(1.1)
Fee and Commission Income	7,496	7,430	7,545	7,450	6,624	6,405	6,597	6,380	0.9	13.2
Administrative and Personnel Expenses	(9,865)	(9,676)	(10,482)	(10,267)	(8,152)	(7,870)	(8,413)	(7,997)	2.0	21.0
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	18,512	17,948	21,247	17,733	17,253	15,186	19,130	15,125	3.1	7.3
Statement of Financial Position
Total Assets (2)	1,291,184	1,294,139	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	(0.2)	16.8
Securities	540,106	549,700	549,873	509,184	437,580	414,926	407,584	364,472	(1.7)	23.4
Loan Operations (3)	493,566	502,714	514,990	521,771	447,492	463,208	474,027	474,488	(1.8)	10.3
- Individuals	172,045	171,820	172,045	171,067	148,919	147,759	147,749	145,234	0.1	15.5
- Companies	321,521	330,894	342,945	350,704	298,573	315,449	326,278	329,253	(2.8)	7.7
Allowance for Loan Losses (ALL) (4)	(37,536)	(39,181)	(40,714)	(40,416)	(31,875)	(30,497)	(29,499)	(28,670)	(4.2)	17.8
Total Deposits	260,120	235,432	234,214	239,937	179,436	189,192	195,760	203,637	10.5	45.0
Technical Provisions	233,640	229,433	223,342	213,608	190,649	182,973	177,835	168,629	1.8	22.5
Shareholders' Equity	106,807	104,558	100,442	98,550	96,358	93,330	88,907	86,233	2.2	10.8
Assets under Management	1,917,827	1,943,687	1,904,912	1,865,755	1,589,319	1,589,307	1,510,396	1,452,528	(1.3)	20.7
Performance Indicators (%)
Adjusted Net Income per Share - R$ (5) (6)	2.99	2.90	2.81	2.84	2.85	2.91	2.94	2.87	3.1	4.9
Book Value per Common and Preferred Share - R$ (6)	17.55	17.18	16.51	16.20	15.84	15.34	14.61	14.17	2.2	10.8
Annualized Return on Average Equity (7) (8)	18.2	18.3	17.6	17.6	17.4	17.5	20.5	20.7	(0.1) p.p.	0.8 p.p.
Annualized Return on Average Assets (8)	1.4	1.4	1.5	1.5	1.5	1.5	1.7	1.7	-	(0.1) p.p.
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	7.0	7.3	7.5	7.6	7.5	7.5	7.5	7.6	(0.3) p.p.	(0.5) p.p.
Fixed Asset Ratio (9)	39.6	42.3	44.8	44.4	33.8	34.0	35.2	38.6	(2.7) p.p.	5.8 p.p.
Combined Ratio - Insurance (10)	86.6	85.2	85.9	90.0	89.6	86.1	86.5	86.9	1.4 p.p.	(3.0) p.p.
Efficiency Ratio (ER) (5)	41.5	40.8	39.5	38.2	37.4	37.2	37.5	37.9	0.7 p.p.	4.1 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	74.3	75.3	76.2	78.0	80.2	80.1	80.0	79.1	(1.0) p.p.	(5.9) p.p.
Market Capitalization - R$ million (11)	169,618	178,208	160,813	160,472	144,366	143,720	100,044	113,288	(4.8)	17.5
Loan Portfolio Quality % (12)
ALL / Loan Portfolio (4)	10.0	10.3	10.4	10.1	9.3	8.6	8.0	7.8	(0.3) p.p.	0.7 p.p.
Non-performing Loans (> 60 days (13) / Loan Portfolio)	6.0	6.7	6.5	6.4	5.8	5.3	5.0	4.7	(0.7) p.p.	0.2 p.p.
Delinquency Ratio (> 90 days (13) / Loan Portfolio)	4.9	5.6	5.5	5.4	4.6	4.2	4.1	3.8	(0.7) p.p.	0.3 p.p.
Coverage Ratio (> 90 days (13)) (4)	202.5	182.1	188.4	189.1	201.0	204.2	198.0	205.7	20.4 p.p.	1.5 p.p.
Coverage Ratio (> 60 days (13)) (4)	167.0	154.0	158.8	158.3	160.7	162.9	161.7	168.4	13.0 p.p.	6.3 p.p.
Operating Limits %
Basel Ratio - Total (9) (14)	16.7	15.3	15.4	15.3	17.7	16.9	16.8	14.5	1.4 p.p.	(1.0) p.p.
Tier I Capital	12.5	12.0	12.0	11.9	13.7	12.9	12.7	11.4	0.5 p.p.	(1.2) p.p.
- Common Equity	11.6	11.2	11.2	11.1	13.7	12.9	12.7	11.4	0.4 p.p.	(2.1) p.p.
- Additional Capital	0.9	0.8	0.8	0.8	-	-	-	-	0.1 p.p.	0.9 p.p.
Tier II Capital	4.2	3.3	3.4	3.4	4.0	4.0	4.1	3.0	0.9 p.p.	0.2 p.p.

  6  Economic and Financial Analysis Report - June 2017

Press Release Main Information

	June17	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15	Variation %
									June17 x Mar17	June17 x June16
Structural Information - Units
Customer Service Points (15)	60,673	60,929	60,956	62,783	61,677	63,670	65,959	72,101	(0.4)	(1.6)
- Branches	5,068	5,122	5,314	5,337	4,483	4,509	4,507	4,593	(1.1)	13.0
- PAs (16)	3,921	3,971	3,821	3,902	3,485	3,535	3,511	3,496	(1.3)	12.5
- PAEs (16)	994	1,004	1,013	1,049	726	739	736	845	(1.0)	36.9
- Offsite ATM Network - Bradesco (17) (18)	68	97	186	280	342	435	627	874	(29.9)	(80.1)
- Banco24Horas Network (17)	10,807	10,960	10,972	11,147	11,127	11,298	11,721	11,917	(1.4)	(2.9)
- Bradesco Expresso (Correspondent Banks)	38,596	38,525	38,430	39,885	40,452	41,953	43,560	48,175	0.2	(4.6)
- Bradesco Promotora (19)	1,143	1,174	1,143	1,105	1,048	1,187	1,283	2,187	(2.6)	9.1
- Losango	63	63	63	63	-	-	-	-	-	-
- Branches / Subsidiaries Abroad	13	13	14	15	14	14	14	14	-	(7.1)
ATMs	57,023	56,679	56,110	53,814	50,836	50,435	50,467	50,113	0.6	12.2
- Onsite Network - Bradesco	36,148	36,095	36,119	34,230	31,761	31,668	31,527	31,495	0.1	13.8
- Banco24Horas Network (17)	20,875	20,584	19,991	19,584	19,075	18,767	18,940	18,618	1.4	9.4
Employees	105,143	106,644	108,793	109,922	89,424	91,395	92,861	93,696	(1.4)	17.6
Outsourced Employees and Interns	15,569	16,472	16,702	16,790	12,978	13,009	13,223	13,333	(5.5)	20.0
.
Active Account Holders (20) (21)	26.1	26.6	26.8	27.2	25.2	25.6	26.0	26.4	(1.9)	3.6
Savings Accounts (22)	58.7	58.1	62.1	58.8	55.4	55.7	60.1	57.0	1.0	6.0
Insurance Group	50.8	50.4	51.3	49.9	49.6	50.6	49.8	48.2	0.8	2.4
- Policyholders	45.1	44.7	45.7	44.2	44.2	45.1	44.2	42.5	0.9	2.0
- Pension Plan Participants	2.7	2.6	2.6	2.6	2.4	2.4	2.4	2.4	3.8	12.5
- Capitalization Bond Customers	3.0	3.1	3.0	3.1	3.0	3.1	3.2	3.3	(3.2)	-
Bradesco Financiamentos (20)	1.3	1.3	2.6	2.6	2.6	2.7	2.8	2.8	-	(50.0)

(1)According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report;

(2)For more information, please see note 5 – Managerial Statements of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(3)Expanded Loan Portfolio: includes sureties and guarantees, credit letters, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(4)Up to December 2016, it included provisions for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess provision”. In the third quarter of 2015, it includes an excess provision/Ratings Downgrade, considered as a non-recurring event, totaling R$3,704 million, whose balance of the excess provision went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015. In September 2016, the excess provision totaled R$7,491 million, partly offset by the result of the consolidation of HSBC Brasil as from the third quarter of 2016. In March 2017, with Resolution No. 4,512/16, referring to the treatment for financial guarantees provided, the balance of the excess provision declined from R$7,491 million to R$6,907 million;

(5)In the last 12 months;

(6)For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;

(7)Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

(8)Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(9)As of March 2015, the calculated ratio based on the Prudential Conglomerate is included, as set forth in Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in Resolution No. 4,280/13;

(10)Excludes additional reserves;

(11)Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(12)As defined by the Brazilian Central Bank (Bacen);

(13)Overdue loans;

(14)Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(15)The decrease observed from 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco)” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

(16)PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(17)Including overlapping Onsite Network Bradesco and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not segregated;

(18)This decrease is related to the sharing of the off-site ATM network with the Banco24Horas Network;

(19)It includes the correspondent banks and their branches;

(20)Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF);

(21)Refers to first and second checking account holders; and

(22)Number of accounts.

Bradesco    7

Press Release Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	1H17	1H16	2Q17	1Q17
Book Net Income	7,982	8,255	3,911	4,071
Non-recurring events (net of tax effects)	1,370	19	793	577
- Goodwill amortization (Gross)	1,119	-	565	554
- Regulatory change in Cielo (1)	210	-	210	-
- Other (2)	41	19	18	23
Adjusted Net Income	9,352	8,274	4,704	4,648

(1)   It refers to our interest in Cielo, as a result of the adjustments and effects of its change of accounting standards, from IFRS (CPC) to COSIF, since it started being regulated by the Central Bank, becoming equivalent to financial institutions, and
(2)   Primarily contingent liabilities.

Summarized Analysis of Adjusted Net Income

To provide a better understanding and for comparison purposes, in chapters 1 and 2 of this report we use the Adjusted Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

It should be noted that, for the accounts of the Adjusted Income Statement, effects of the consolidation of HSBC Brasil are covered, from July 1, 2016, and as additional information, we present, at the end of chapter 2 of this report, a comparison of the Financial Statements, taking into account consolidated "pro forma" financial information, including the consolidation of HSBC Brasil in the periods of 2016, for comparison purposes.

Adjusted Income Statement - R$ million	1H17	1H16	Variation		2Q17	1Q17	Variation
			Amount	%			Amount	%
Net Interest Income	31,100	29,854	1,246	4.2	15,484	15,616	(132)	(0.8)
- NII - Interest Earning Portion	31,678	29,517	2,161	7.3	15,778	15,900	(122)	(0.8)
- NII - Non-Interest Earning Portion	256	337	(81)	(24.0)	120	136	(16)	(11.8)
- Impairment of Financial Assets	(834)	-	(834)	-	(414)	(420)	6	(1.4)
ALL Expenses	(9,832)	(10,472)	640	(6.1)	(4,970)	(4,862)	(108)	2.2
Gross Income from Financial Intermediation	21,268	19,382	1,886	9.7	10,514	10,754	(240)	(2.2)
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,408	2,709	699	25.8	1,781	1,627	154	9.5
Fee and Commission Income	14,926	13,029	1,897	14.6	7,496	7,430	66	0.9
Personnel Expenses	(9,789)	(7,636)	(2,153)	28.2	(4,967)	(4,822)	(145)	3.0
Other Administrative Expenses	(9,752)	(8,386)	(1,366)	16.3	(4,898)	(4,854)	(44)	0.9
Tax Expenses	(3,490)	(2,744)	(746)	27.2	(1,718)	(1,772)	54	(3.0)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	120	62	58	93.5	62	58	4	6.9
Other Operating Income / (Expenses)	(3,625)	(3,684)	59	(1.6)	(1,792)	(1,833)	41	(2.2)
Operating Income	13,066	12,732	334	2.6	6,478	6,588	(110)	(1.7)
Non-Operating Income	(86)	(143)	57	(39.9)	(34)	(52)	18	(34.6)
Income Tax / Social Contribution	(3,538)	(4,232)	694	(16.4)	(1,699)	(1,839)	140	(7.6)
Non-controlling interests in subsidiaries	(90)	(83)	(7)	8.4	(41)	(49)	8	(16.3)
Adjusted Net Income	9,352	8,274	1,078	13.0	4,704	4,648	56	1.2

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

8  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Adjusted Net Income and Profitability

The Return on Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 18.2% in June 2017.

In the comparison between first semester of 2017 and same period of the previous year, the adjusted net income was up 13.0% or R$1,078 million, mainly due to: (i) the increase in (a) fee commission income and (b) net interest income, net of impairment of financial assets; (ii) higher income from insurance, pension plans and capitalization bonds; (iii) reduction in allowance for loan losses expenses; and being partially offset: (iv) for higher personnel and administrative expenses. It should be noted that all the results of the semi-annual comparison were impacted by the effect of the consolidation of HSBC Brasil, which began in the third quarter of 2016.

Adjusted net income totaled R$4,704 million in the second quarter of 2017, up 1.2%, or R$56 million, over the previous quarter, largely due to: (i) higher income from (a) insurance, pension plans and capitalization bonds, and (b) fee and commission income; and offset by: (ii) higher personnel expenses; (iii) the lower net interest income, and (iv) the slight increase in allowance for loan losses expenses.

The Return on Average Assets (ROAA) recorded 1.4%, calculated on a linear basis. Total Assets amounted to R$1.291 trillion in June 2017, a growth of 16.8% in comparison to June 2016. Note that part of this growth is related to the consolidation of HSBC Brasil, which occurred as of the third quarter of 2016.

Bradesco    9

Press Release Summarized Analysis of Adjusted Net Income

Efficiency Ratio (ER)

The quarterly Efficiency Ratio (ER)(1) reached 41.1% in the second quarter of 2017, registering an increase of 0.5 p.p. compared to the previous quarter, due to: (i) the increase in operating expenses, personnel and administrative, which were affected in the quarter, basically due to (a) lower concentration of paid vacation time, and (b) higher advertising and marketing expenses; and (ii) the reduction in net interest income; partially offset by higher: (iii) income from insurance, pension plans and capitalization bonds; and (iv) fee and commission income.

The 12-month ER(1)  reached 41.5%, a 0.7 p.p. increase compared to the previous quarter and a 4.1 p.p. increase in the annual comparison. The main drivers of this performance were: (i) the increase in operating expenses, impacted mainly by the consolidation effect of HSBC Brasil, which occurred as of the third quarter of 2016 (note that from this quarter on, 12-month ER captures the effect of HSBC Brasil consolidation), and (ii) the effect of the impairment of financial assets.

The "risk-adjusted" ER, which reflects the impact of risk associated with loan operations(2), reached 53.7%.

Disregarding the impacts of HSBC Brasil’s consolidation, the ER performance reflects the strategy of sustainable growth, which includes, among other things, (i) the availability of appropriate products and services for clients through the segmentation of the base and of digital channels, (ii) the optimization of the customer service network, and (iii) the strict control of operating expenses (a) arising from the actions of the Efficiency Committee, among which we highlight as a target for this year, the capture of synergies and scale gains from the merger of HSBC Brasil and (b) of investments in Information Technology, to the amount of R$2.786 billion in the first semester of 2017.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries  + Other Operating Income – Other Operating Expenses), and

(2)   Including ALL expenses, adjusted for granted discounts, credit recovery and sale of foreclosed assets, among others.

10  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Net Interest Income

In the comparison of first semester of 2017 and same prior-year period, net interest income increased by 4.2%, or R$1,246 million, a reflection of the growth in: (i) the interest-earning portion of the NII, in the amount of R$2,161 million, particularly “Credit Intermediation"; partly due to HSBC Brasil’s consolidation, as from the third quarter of 2016; and partly offset by: (ii) the effect of impairment of financial assets in the amount of R$834 million; and (iii) the lower non-interest earning portion of the NII, in the amount of R$81 million.

In the comparison between the second quarter of 2017 and the previous quarter, net interest income decreased 0.8%, or R$132 million, mainly due to lower: (i) interest-earning portion of the NII in the amount of R$122 million, as a result of lower margins with (a) “Insurance”, in the amount of R$288 million and (b) “Credit Intermediation”, in the amount of R$252 million, partially offset by (c) an improvement of R$418 million in the margin of “Securities/Others”; and (ii) non-interest-earning portion of the NII, in the amount of R$16 million.

Interest-Earning Portion of the NII – 12-Month Average Rates

R$ million	1H17			1H16
	Interest Earning Portion	Average Balance	Average Rate	Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation	24,882	383,079	13.2%	22,894	363,302	12.3%
Insurance	2,674	229,716	2.6%	2,890	184,336	3.2%
Securities/Other	4,122	449,576	1.7%	3,733	420,766	1.6%
0
NII - Interest-Earning Portion	31,678	-	7.2%	29,517	-	7.4%
0
R$ million	2Q17			1Q17
	Interest Earning Portion	Average Balance	Average Rate	Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation	12,315	379,620	13.2%	12,567	386,537	13.2%
Insurance	1,193	232,075	2.6%	1,481	227,358	2.8%
Securities/Other	2,270	444,631	1.7%	1,852	454,522	1.6%
0
NII - Interest-Earning Portion	15,778	-	7.2%	15,900	-	7.4%

In the second quarter of 2017, the 12-month net interest margin (NII - interest-earning portion - 12-month average rate) was 7.2%, recording a decrease of 0.2 p.p. in the quarterly comparison and in the semi-annual comparison.

Bradesco    11

Press Release Summarized Analysis of Adjusted Net Income

Expanded Loan Portfolio (1)

In June 2017, the expanded loan portfolio of Bradesco totaled R$493.6 billion, increasing 10.3% in the last 12 months (considering the consolidation of HSBC Brasil as of the third quarter of 2016). Companies registered a growth of 7.7%, impacted by the segment of Large Corporates and loans for Individuals had a growth of 15.5%. For Individuals, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; (ii) credit card; and (iii) payroll-deductible loans. For Companies, the main highlights were: (i) rural loans; (ii) export financing; and (iii) operations bearing credit risk – debentures”.

In the quarterly comparison, the portfolio recorded a reduction of 1.8% due to the economic scenario and low demand for credit. Compared to March 2017, the decreases in the business segments were as follows: (i) 2.3% for Large Corporates; and (ii) 4.1% for Micro, Small and Medium-sized Enterprises. Individuals remained stable.

	Variation %
	24 months	12 months
Micro, Small and Medium-Sized Enterprises	(17.2)	(5.0)
Large Corporates	10.0	13.8
Individuals	19.9	15.5
Total	6.5	10.3

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in Certificates of real estate receivables, and rural loans.

For more information about the Expanded Loan Portfolio, see Chapter 2 of this Report.

  12  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Allowance for loan losses (ALL) expenses

In the first semester of 2017, allowance for loan losses expenses totaled R$9,832 million, down 6.1%, or R$640 million from the same prior-year period, resulting from: (i) strengthening of the policy and procedures for credit granting and the quality of the guarantees obtained; (ii) the results of the improvement of credit recovery processes, which contributed to higher income from credit recovery for the period, being partially offset by: (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

In comparison with the previous quarter, allowance for loan losses expenses were up 2.2%, or R$108 million, basically due to: (i) complementing the generic provision, as a result of the periodic reassessment of credit guarantees, and which was partially offset by: (ii) the improvement in the delinquency ratio of Individuals and Micro, Small and Medium-Sized Enterprises and stabilization in delinquency of Large Corporates.

For more information on the Allowance for Loan Losses Expenses, see Chapter 2 of this Report.

Bradesco    13

Press Release Summarized Analysis of Adjusted Net Income

Delinquency Ratio (1)

90-day Delinquency Ratio

Delinquency ratio, comprising operations overdue for more than 90 days in the total portfolio, had a decrease in the quarter. In nominal terms, it is worth highlighting the reduction of delinquent loans for two consecutive quarters, mainly influenced by the segments of Individuals and Micro, Small and Medium-Sized Enterprises.

In the second quarter of 2017, R$1.3 billion of loan assignments (previously written-off) without retention of risks and benefits were carried out, not having significantly impacted delinquency ratios nor the results of operations in the period.

15-90 Day Delinquency Ratio

Short-term delinquency, including operations overdue between 15 and 90 days, decreased in the quarter, positively impacted by Individuals.

The increase in the delinquency of Companies in the last quarter was due to the reduction in the credit stock, while overdue transactions remained stable.

(1) As defined by Bacen.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The strength of the provisioning criteria adopted must be mentioned, which is proven by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 9.3% of the portfolio(1), in June 2016, the net loss in the subsequent 12 months was 5.1%, representing an effective coverage of 181.5%.

The increase in the net loss was due to the transfer of a specific customer from the Large Corporates segment to loss.

It should be highlighted that, considering the expected losses for one year (dotted part), there is an effective coverage ratio of 233.4% for June 2017.

  14  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

NPL Creation 90 days x Write-offs

In the second quarter of 2017, the total NPL creation reached R$5,200 million, a reduction of 7.5%, or R$420 million, in relation to previous quarter (not considering the case of one specific corporate client), representing 1.4% of the Bacen loan portfolio. It is worth highlighting that, in the second quarter of 2017, total write-offs is affected by the transfer of a specific customer from the Large Corporates segment to loss.

The breakdown of the NPL Creation by business segment is shown below.

Bradesco    15

Press Release Summarized Analysis of Adjusted Net Income

Income from insurance, pension plans and capitalization bonds

In the first six-month period of 2017, Net Income totaled R$2.644 billion, 3.9% higher than the Net Income recorded in the same period of the previous year (R$2.544 billion), with an annualized return on Adjusted Shareholders’ Equity of 19.1%(1).

Net Income for the second quarter of 2017 totaled R$1.270 billion (R$1.374 billion in the first quarter of 2017), down 7.6% from the previous quarter, and the annualized return on Adjusted Shareholders’ Equity was 18.5%(1).

R$ million (unless otherwise stated)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	Variation %
									2Q17 x 1Q17	2Q17 x 2Q16
Net Income	1,270	1,374	1,505	1,502	1,164	1,380	1,405	1,317	(7.6)	9.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	18,512	17,948	21,247	17,733	17,253	15,186	19,130	15,125	3.1	7.3
Technical Provisions	233,640	229,433	223,342	213,608	190,649	182,973	177,835	168,629	1.8	22.5
Financial Assets	256,028	251,140	242,063	230,787	205,230	200,016	191,921	182,391	1.9	24.8
Claims Ratio (%)	76.6	73.7	72.8	77.1	76.8	72.1	71.9	73.1	2.9 p.p.	(0.2) p.p.
Combined Ratio (%)	86.6	85.2	85.9	90.0	89.6	86.1	86.5	86.9	1.4 p.p.	(3.0) p.p.
Policyholders / Participants and Customers (in thousands)	50,760	50,421	51,266	49,880	49,576	50,570	49,806	48,185	0.7	2.4
Number of Employees	7,181	7,148	7,120	6,625	6,713	6,959	7,023	7,052	0.5	7.0
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	26.0	25.7	25.4	24.9	24.3	24.8	25.5	24.7	0.3 p.p.	1.7 p.p.

(1)   Calculated on a linear basis;

(2)   Excluding additional provisions; and

(3)   Latest data released by SUSEP (May/17) in the second quarter of 2017.

Note: For comparison purposes, we disregarded non-recurring events from the calculation.

  16  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Income from insurance, pension plans and capitalization bonds

In the first semester of 2017, revenues grew 12.4% in comparison with the same period of the previous year, influenced by “Life and Pension Plans”, “Health”, “Capitalization Bonds” and “Auto/P&C” products, which presented increases of 17.5%, 9.1%, 8.7% and 2.8%, respectively.

In the second quarter of 2017, the billing recorded a growth of 3.1% in comparison with the previous quarter, influenced by “Auto P&C”, “Capitalization Bonds”, “Life and Pension Plans” and “Health” products, which grew 17.2%, 8.1%, 1.8% and 1.3%, respectively.

Net income of the first six-month period of 2017 recorded a growth of 3.9% compared with the same period of previous year, primarily due to: (i) the increase of 12.4% in revenues; (ii) the downslide of the expense ratio; (iii) the increase in equity results; (iv) the improvement of the administrative efficiency ratio; and partially offset by: (v) the increase of 0.6 p.p. in the claims ratio in the "Health" segment; and (vi) decrease in the financial income, due to the behavior of the economic–financial indices in the period.

Net income for the second quarter of 2017 decreased 7.6% over the previous quarter primarily due to: (i) the increase of 2.9 p.p. in the claims ratio; affected by the "Health" segment; (ii) the reduction in the financial income, due to the behavior of the economic–financial indices in the period; partially offset by: (iii) the increase of 3.1% in revenues; (iv) the 0.3 p.p. downslide in the expense ratio; and (v) the improvement of the administrative efficiency ratio.

Bradesco    17

Press Release Summarized Analysis of Adjusted Net Income

Fee and commission income

In the first semester of 2017, fee and commission income totaled R$14,926 million, up 14.6%, or R$1,897 million, over the same period of previous year, due to increase in the volume of operations, due to: (a) an advance in the client segmentation process, which generated a greater offer of products and services in several service channels and (b) consolidation of HSBC Brasil in the third quarter of 2016. It must be noted that the largest drivers of this result were: (i) an increase in checking account fees; (ii) the increase in income from asset management; (iii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the higher volume of transactions; and increased fees from: (iv) consortium management; (v) collections; (vi) loan operations, particularly income from guarantees provided; and (vii) custody and brokerage services.

In the second quarter of 2017, fee and commission income totaled R$7,496 million, up 0.9%, or R$66 million, from the previous quarter, largely due to: (i) higher fees from (a) checking accounts, (b) loan operations and (c) cards; being partially offset by: (ii) the slower activity of the capital market in the period, which affected the performance of income from underwriting and (iii) fewer business days.

Personnel expenses

In the comparison between the first semester of 2017 and the same period in the previous year, the increase of 28.2%, or R$2.153 million, in personnel expenses, is explained by changes in: (i) the “structural” portion due to the increase in expenses with payroll, social security charges and benefits, impacted by (a) the consolidation of HSBC Brasil as of the third quarter of 2016 and (b) higher salaries, in accordance with the 2016 collective bargaining agreement; and (ii) the “non-structural” portion, due to higher expenses with (a) employee and management profit sharing, (b) employment termination costs and (c) training courses.

Total personnel expenses amounted to R$4,967 million in the second quarter of 2017, up 3.0%, or R$145 million, in comparison with the previous quarter, due to increase in: (i) the “structural” portion, with a variation of 3.1%, or R$124 million, due to expenses with higher salaries, social security charges and benefits, impacted by lower concentration of paid vacation time in the period; and (ii) the "non-structural" portion, which increased 2.4%, or R$21 million, partially due to higher expenses with provision for labor claims.

Note:Structural portion = Salaries + Social Security Charges + Benefits + Pension Plans.
Non-Structural Portion = Employee and Management Profit Sharing + Training + Labor Provision + Employment Termination Costs.

  18  Economic and Financial Analysis Report - June 2017

Press Release Summarized Analysis of Adjusted Net Income

Administrative expenses

In the comparison between the first semester of 2017 and the same prior-year period, administrative expenses increased 16.3%, or R$1,366 million, reflecting: (i) a growth in the volume of business and services for the period; (ii) the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contract price adjustments.

In the second quarter of 2017, administrative expenses amounted to R$4,898 million, a variation of 0.9%, or R$44 million, in comparison with the previous quarter, mainly due to higher advertising and marketing expenses.

It should be noted that the expenses recorded during the first semester of 2017 already show the partial effects of the synergies and gains of scale resulting from the merger of HSBC Brasil activities in October 2016 when compared to the second six-month period of the previous year.

(1)   The decrease observed as of 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

Other Operating Income and Expenses

In the first semester of 2017, other operating expenses, net, totaled R$3,625 million, down 1.6%, or R$59 million, over the same prior-year period, basically due to: (i) lower operating provision expenses related to insurance and credit card activities; partially offset by: (ii) higher expenses with sundry losses; and (iii) the consolidation of HSBC Brasil as of the third quarter of 2016.

In the comparison between the second quarter of 2017 and the previous quarter, other operating expenses, net of other operating income, decreased by R$41 million, basically due to lower operating provisions expenses related to insurance and credit card activities.

Bradesco    19

Press Release Summarized Analysis of Adjusted Net Income

Income Tax and Social Contribution

In the first semester of 2017, in comparison with the same period of the previous year, income tax and social contribution expenses decreased by 16.4%, or R$694 million, mainly impacted by the deductibility of goodwill amortization in the acquisition of HSBC Brasil as of the fourth quarter of 2016.

Comparing the second quarter of 2017 with the previous quarter, income tax and social contribution expenses decreased by 7.6%, or R$140 million, primarily due to the decrease of taxable income, impacted by higher taxable income.

Unrealized Gains

Unrealized gains totaled R$23,395 million at the end of the second quarter of 2017, remaining stable in relation to previous quarter due to the fair value adjustment: (i) of investments, especially Cielo's shares, which appreciated 4.3%, and (ii) of loan operations.

In the comparison between second quarter of 2017 and same period of the previous year, the unrealized gains presented an increase in the amount of R$5,220 million, mainly due to the fair value adjustment: (i) of fixed-income securities, and (ii) of loan operations, being partially offset by: (iii) the devaluation of Cielo's shares, which fell by 12.8% in the period.

  20  Economic and Financial Analysis Report - June 2017

Press Release Capital Ratios – Basel III

Basel Ratio

In June 2017, the Reference Equity of the Prudential Conglomerate reached R$103,050 million, as compared to risk-weighted assets of R$618,611 million. The Basel Ratio increased 1.4 p.p., from 15.3% in March 2017 to 16.7% in June 2017. Tier I Capital ratio reached 12.5% in June 2017, an increase of 0.5 p.p. in relation to March 2017.

Tier II recorded an increase in the quarterly comparison, mainly due to: (i) the eligibility of subordinated financial bills authorized by the Central Bank in June 2017, and partially offset by: (ii) subordinated debt operations becoming due.

The table below shows the main events that impacted the Tier I Capital ratio in the second quarter of 2017:

Tier I Ratio - Mar17	12.0%
Net income for the second quarter of 2017	0.6%
Reduction in prudential adjustments	0.2%
Tier I Ratio Subtotal	12.8%
Interest on Shareholders’ Equity	-0.2%
Mark-to-market of Available-for-Sale Securities	-0.1%
Tier I Ratio - June17	12.5%

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from 9.250% to 8%; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill/ intangible assets and synergies in the process of integration), reaching a Tier I Capital ratio of 12.8%, which, added to potential funding obtained via subordinated debt, may reach a Tier I Capital ratio of approximately 13.4% at the end of 2018.

(1)   Published (Schedule 80%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets stock paid for the acquisition of HSBC Brasil, net of amortizations and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.250% to 8% in 2019;

(4)   If the bank exercises the possibility of issuance of additional capital by 2018, the Tier I capital ratio would reach 13.4%, and

(5)   They refer to the minimum required ratio, in accordance with Resolution No. 4,193/13, added to the additional capital installments established by Circular Letters No. 3,768/15 and No. 3,769/15.

Bradesco    21

Press Release Economic Environment

The global economy maintained a robust expansion in the second quarter of this year. It is worth noting the improvement recorded in the US and China indicators and the acceleration of the European economy, suggesting a very significant growth in the world GDP of this year. Even with the expectation of some reduction in these indicators for the coming quarters, we forecast global economic growth of 3.4% in 2017, compared to 3.1% in 2016.

Inflation, in turn, has brought little concern, despite the more favorable results of the global economy. Price indexes recorded a significant slowdown, especially in developed countries, reflecting, to a large extent, the fall in the oil prices and record grain harvest, which helped to contain agricultural prices. Moreover, despite the improvement in the labor market, wage gains remained moderate. This combination of growth, without significant price pressures, suggests that the normalization of monetary policy in developed economies will continue gradually, with expected developments towards the end of the third quarter.

The Brazilian economy performance for the first semester of this year was marked by the widespread recovery of the rates of confidence among entrepreneurs and consumers. Signs of stabilization of economic activity have been consolidated, although in an irregular and moderate fashion. At the same time, current inflation continues to be weaker than expected. The downward surprises with price behavior were observed both in the retail and wholesale segments, a fact that has raised our conviction that the inflationary behavior will remain favorable in the following quarters. We estimate an increase of 3.4% in the Extended Consumer Price Index (IPCA) in 2017, and of 4.0% in 2018. In general, macroeconomic fundamentals underpin the continuity of the monetary policy easing process. Therefore, we expect the Selic rate to reach 8.0% by the end of this year – remaining in that level in the next year, or below, if the exchange rate remains “well-behaved”.

GDP, after growing 1.0% in the first quarter, should have fallen by 0.3% in the second quarter. A significant part of this slowdown is explained by the lower contribution of the agribusiness industry from April to June. Overall, activity indicators continue to suggest a rather gradual and non-linear recovery of the economy. This fact corroborates our expectation of stability for the Brazilian economic activity this year, compared to a decline of 3.6% recorded last year.

Regarding the foreign exchange rate, the domestic environment remained crucial, influencing the behavior of prices. The low external vulnerability and the favorable global environment continued minimizing the intensity of the depreciation. By the end of this year, we believe that the Brazilian currency will be quoted at R$/US$ 3.20. The results of the trade balance remained robust, and current transactions and service accounts, which recorded an acceleration of the deficit at the beginning of the year, reversed this trend. As a result, we observed successive surpluses in current transactions, which should bring the external deficit to US$ 7.2 billion (equivalent to 0.35% of GDP), evidencing the important ongoing adjustment of external accounts.

The more gradual recovery of activity impacted the performance of public accounts. The frustration with the primary result comes mainly from lower income, since expenses are already controlled by the spending ceiling.  Thus, fiscal adjustments and the microeconomic agenda remain essential to the growth strength.

In the medium and long term, after the implementation of macroeconomic adjustments, additional structural measures remain crucial. The constant search for excellence in education is Brazil’s top priority in its struggle to become more competitive as well as the upgrading of its infrastructure. Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity.

In this context, the credit volume of the national financial system is likely to be compatible with that suggested by the economic cycle. Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

  22  Economic and Financial Analysis Report - June 2017

Press Release Main Economic Indicators

Main Indicators (%)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	*	1H17	1H16

Interbank Deposit Certificate (CDI)	2.54	3.03	3.25	3.47	3.37	3.27	3.37	3.43		5.65	6.72
Ibovespa	(3.21)	7.90	3.19	13.27	2.94	15.47	(3.79)	(15.11)		4.44	18.86
USD – Commercial Rate	4.41	(2.78)	0.40	1.13	(9.81)	(8.86)	(1.71)	28.05		1.51	(17.80)
General Market Price Index (IGP-M)	(2.67)	0.73	0.67	0.53	2.86	2.96	3.95	1.93		(1.95)	5.91
Extended Consumer Price Index (IPCA)	0.22	0.96	0.74	1.04	1.75	2.62	2.82	1.39		1.18	4.42
Federal Government Long-Term Interest Rate (TJLP)	1.71	1.82	1.82	1.82	1.82	1.82	1.72	1.59		3.52	3.68
Reference Interest Rate (TR)	0.13	0.35	0.49	0.58	0.49	0.45	0.53	0.61		0.48	0.94
Savings Account	1.64	1.87	2.00	2.09	2.00	1.96	2.05	2.13		3.54	4.00
Business Days (#)	61	63	62	65	63	61	63	65		124	124
Indicators (Closing Rate)	June17	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15		June17	June16
USD – Commercial Selling Rate - (R$)	3.3082	3.1684	3.2591	3.2462	3.2098	3.5589	3.9048	3.9729		3.3082	3.2098
Euro - (R$)	3.7750	3.3896	3.4384	3.6484	3.5414	4.0539	4.2504	4.4349		3.7750	3.5414
Country Risk (points)	289	269	327	319	349	409	521	442		289	349
Selic - Base Interest Rate (% p.a.)	10.25	12.25	13.75	14.25	14.25	14.25	14.25	14.25		10.25	14.25
BM&F Fixed Rate (% p.a.)	8.77	9.67	11.56	12.50	13.36	13.81	15.86	15.56		8.77	13.36

Projections up to 2019

%	2017	2018	2019
USD - Commercial Rate (year-end) - R$	3.20	3.30	3.35
Extended Consumer Price Index (IPCA)	3.40	4.00	4.25
General Market Price Index (IGP-M)	(0.20)	4.30	4.25
Selic (year-end)	8.00	8.00	8.00
Gross Domestic Product (GDP)	0.00	2.00	3.00

Guidance

Bradesco's Perspectives for 2017

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

	Previous		Revised
	"Pro-forma" (1)	Disclosed	"Pro-forma" (1)	Disclosed
Expanded Loan Portfolio	1 to 5%	1 to 5%	-5 to -1%	-5 to -1%
NII - Interest-Earning Portion	-4 to 0%	3 to 7%	-5 to -1%	2 to 6%
Fee and Commission Income	7 to 11%	12 to 16%	2 to 6%	8 to 12%
Operating Expenses (Administrative and Personnel Expenses)	-1 to 3%	10 to 14%	-4 to 0%	7 to 11%
Insurance Premiums	4 to 8%	6 to 10%	4 to 8%	6 to 10%
ALL Expenses (Includes income from credit recovery)	R$21 bi to R$24 bi	R$ 21bi to R$24 bi	R$18 bi to R$21 bi	R$18 bi to R$21 bi
(1) Includes the merger of HSBC Brasil during the entire period of analysis to favor the comparability

Bradesco    23

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

Second Quarter of 2017 and First Quarter of 2017

R$ million	Second Quarter of 2017				x	First Quarter of 2017
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	15,658	(174)	-	15,484		18,558	(2,942)	-	15,616
ALL Expenses	(6,534)	1,564	-	(4,970)		(8,308)	3,446	-	(4,862)
Gross Income from Financial Intermediation	9,124	1,390	-	10,514		10,250	504	-	10,754
Income from Insurance, Pension Plans and Capitalization Bonds	1,781	-	-	1,781		1,627	-	-	1,627
Fee and Commission Income	7,505	(9)	-	7,496		7,439	(9)	-	7,430
Personnel Expenses	(4,967)	-	-	(4,967)		(4,822)	-	-	(4,822)
Other Administrative Expenses	(4,894)	(4)	-	(4,898)		(4,852)	(2)	-	(4,854)
Tax Expenses	(1,385)	(333)	-	(1,718)		(1,771)	(1)	-	(1,772)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	62	-	-	62		58	-	-	58
Other Operating Income / Expenses	(2,974)	565	617	(1,792)		(693)	(1,736)	596	(1,833)
Operating Income	4,252	1,609	617	6,478		7,236	(1,244)	596	6,588
Non-Operating Income	(159)	125	-	(34)		(134)	82	-	(52)
Income Tax / Social Contribution and Non-controlling Interest	(182)	(1,734)	176	(1,740)		(3,031)	1,162	(19)	(1,888)
Net Income	3,911	-	793	4,704		4,071	-	577	4,648

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Statement of Income  by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$1,809 million in the second quarter of 2017 and R$1,175 million in the first quarter of 2017 and (ii) that, in the first quarter of 2017, included the reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 28 and (b) in this same amount; “excess provision” was formed, being recorded in “ALL Expenses” and not impacting income for the period. It is important to note that, as of December 31, 2016, the “excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “excess provision”, and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

 24  Economic and Financial Analysis Report - June 2017

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

First semester of 2017 and First Semester of 2016

R$ million	First Semester of 2017				x	First Semester of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	34,216	(3,116)	-	31,100		41,140	(11,394)	108	29,854
ALL Expenses	(14,842)	5,010	-	(9,832)		(10,638)	166	-	(10,472)
Gross Income from Financial Intermediation	19,374	1,894	-	21,268		30,502	(11,228)	108	19,382
Income from Insurance, Pension Plans and Capitalization Bonds	3,408	-	-	3,408		2,709	-	-	2,709
Fee and Commission Income	14,944	(18)	-	14,926		13,036	(7)	-	13,029
Personnel Expenses	(9,789)	-	-	(9,789)		(7,636)	-	-	(7,636)
Other Administrative Expenses	(9,746)	(6)	-	(9,752)		(8,456)	70	-	(8,386)
Tax Expenses	(3,156)	(334)	-	(3,490)		(3,591)	852	(5)	(2,744)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	120	-	-	120		62	-	-	62
Other Operating Income / Expenses	(3,667)	(1,171)	1,213	(3,625)		(6,445)	2,667	94	(3,684)
Operating Income	11,488	365	1,213	13,066		20,181	(7,646)	197	12,732
Non-Operating Income	(293)	207	-	(86)		(23)	43	(163)	(143)
Income Tax / Social Contribution and Non-controlling Interest	(3,213)	(572)	157	(3,628)		(11,903)	7,603	(15)	(4,315)
Net Income	7,982	-	1,370	9,352		8,255	-	19	8,274

(1)   For more information, please see note 5 – Managerial Statements of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$634 million in the first semester of 2017 and R$8,962 million in the first semester of 2016; and (ii) that, in the first semester of 2017, included the reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 28 and (b) in this same amount; “excess provision” was formed, being recorded in “ALL Expenses” and not impacting income for the period.  It is important to note that, as of December 31, 2016, the “excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “excess provision”; and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

Bradesco    25

Press Release

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 26  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Consolidated Statement of Financial Position and Adjusted Statement of Income

Below is an analysis of Bradesco’ statement of financial position and statement of income. From July 2016, we began to consolidate the financial statements of HSBC Brasil.

Statement of Financial Position (1)

(1) For more information, please see note 5 – Managerial Statement of Financial Position and Statement of Income, in chapter 6 of this report

(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,090 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 20b - chapter 6 of this report), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision".

  28  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Consolidated Statement of Financial Position and Adjusted Statement of Income

Adjusted Statement of Income

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Provisions for insurance, Pension Plans and Capitalization Bonds - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

Interest-Earning and Non-Interest Earning Portions

Net Interest Income Breakdown

Bradesco    29

Economic and Financial Analysis Interest-Earning and Non-Interest Earning Portions

Average Net Interest Income Rate

(1) Average Rate in 12 months = (Net Interest Income/ Total Average Assets – Repos – Permanent Assets)

In the comparison between the second quarter of 2017 and the previous quarter, net interest income decreased 0.8%, or R$132 million, mainly due to lower: (i) interest-earning portion of the NII in the amount of R$122 million, as a result of lower margins with (a) “Insurance”, in the amount of R$288 million and (b) “Credit Intermediation”, in the amount of R$252 million, partially offset by (c) an improvement of R$418 million in the margin of “Securities/Others”; and (ii) non-interest-earning portion of the NII, in the amount of R$16 million.

In the comparison of first semester of 2017 and same prior-year period, net interest income increased by 4.2%, or R$1,246 million, a reflection of the growth in: (i) the interest-earning portion of the NII, in the amount of R$2,161 million, particularly “Credit Intermediation"; partially due to HSBC Brasil’s consolidation, as from the third quarter of 2016; and partially offset by: (ii) the effect of impairment of financial assets in the amount of R$834 million; and (iii) the lower non-interest earning portion of the NII, in the amount of
R$81 million.

NII Interest Earning Portion

Interest-Earning Portion – Breakdown

R$ million	1H17	1H16	2Q17	1Q17	Variation
					Semester	Quarter
NII - Interest-earning Portion Breakdown
Credit Intermediation	24,882	22,894	12,315	12,567	1,988	(252)
Insurance	2,674	2,890	1,193	1,481	(216)	(288)
Securities/Other	4,122	3,733	2,270	1,852	389	418
NII - Interest-Earning Portion	31,678	29,517	15,778	15,900	2,161	(122)

The interest-earning portion of the NII stood at R$15,778 million in the second quarter of 2017, a decrease of R$122 million, or 0.8%, compared with the last quarter, mainly due to lower results in: (i) “Insurance” in the amount of R$288 million; and (ii) “Credit Intermediation”, in the amount of R$252 million partially offset by: (iii) higher results on “Securities/Other” in the amount of R$418 million.

In the comparison of the first semester and same prior-year period, the interest-earning portion of the NII recorded a R$2,161 million growth, or 7.3%, with an emphasis on “Credit Intermediation”, an increase in the amount of R$1,988 million partially offset by HSBC Brasil’s consolidation, as from the third quarter of 2016.

  30  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis NII Interest Earning Portion

Interest-Earning Portion – Rates

In the second quarter of 2017, the 12-month net interest margin (NII - interest-earning portion - 12-month average rate) was 7.2%, recording a decrease of 0.2 p.p. in the quarterly comparison and in the semi-annual comparison.

Interest-Earning Portion – Average Rates (12 months)

Bradesco    31

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Net Interest Income from Credit Intermediation – Breakdown

R$ million	1H17	1H16	2Q17	1Q17	Variation
					Semester	Quarter
NII - Interest-earning portion - Credit Intermediation
NII - Interest-earning portion - due to volume					1,246	(225)
NII - Interest-earning portion - due to spread					742	(27)
NII - Interest-Earning Portion	24,882	22,894	12,315	12,567	1,988	(252)
Allowance for loan losses (ALL) expenses	(9,832)	(10,472)	(4,970)	(4,862)	640	(108)
Net Margin of ALL	15,050	12,422	7,345	7,705	2,628	(360)

In the second quarter of 2017, the NII - the interest-earning portion of “Credit Intermediation” totaled R$12,315 million, a decrease of R$252 million or 2.0%, compared with the previous quarter. A variation observed was mainly due to a reduction in average business volume amounting to R$225 million.

In the comparison between the first semester of 2017 and the same prior-year period, there was a growth of 8.7%, or R$1.988 million, due to the increase in: (i) the average business volume in the amount of R$1.246 million, partially corresponding to HSBC Brasil’s consolidation as of the third quarter of 2016; and (ii) average spread, amounting to R$742 million, due to improved management in investment resources and funding operations.

Net Credit Intermediation Margin

The graph to the right presents a summary of “Credit Intermediation” activity. The Gross Margin line refers to interest income from loans, deducted from the client acquisition costs.

The bar relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in net transactions of loan recoveries arising from the sale of foreclosed assets, among others.

In the second quarter of 2017, the bar relating to the net margin, which presents the result of the net revenue from credit interest of the ALL, decreased R$360 million, or 4.7%, in comparison of prior quarter due to: (i) the reduction in the average volume of business; and (ii) the increase in expenses with allowance for loan losses in the quarter, mainly due to: (a) the effect of the supplementary generic allowance, as a result of the periodic revaluation of guarantees linked to the credits granted and partially offset by: (b) the improvement in the delinquency ratio of Individuals and Micro, Small and Medium-Sized Enterprises and stabilization in delinquency of Micro, Small and Medium-Sized Enterprises’ portfolio.

In the comparison between the first semester of 2017 and the same prior-year period, there was a variation of 21.2%, or R$2.628 million in Net Credit Intermediation Margin, mainly due to: (i) the increase in (a) average business volume, justified in part by the consolidation of HSBC Brasil, starting in the third quarter of 2016 and (b) average spread; and (ii) the reduction in expenses with ALL, amounting to R$640 million, or 6.1%.

  32  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio (1)

In June 2017, Bradesco’s expanded loan portfolio stood at R$493.6 billion, presenting a 1.8% decrease compared with the previous quarter and a 10.3% increase in the last 12 months. It is worth noting the expansion of loans to Individuals and Large Companies in the last 12 months was largely due to the consolidation of HSBC Brasil as of the third quarter of 2016.

R$ million	June17	Mar17	June16	Variation %
				Quarter	12 months
Customer Profile
Individuals	172,045	171,820	148,919	0.1	15.5
Companies	321,521	330,894	298,573	(2.8)	7.7
Large Corporates	229,021	234,444	201,228	(2.3)	13.8
Micro, Small and Medium-Sized Enterprises	92,500	96,450	97,345	(4.1)	(5.0)
Total Loan Operations	493,566	502,714	447,492	(1.8)	10.3

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation (receivables-backed investment funds, Certificates of real estate receivables, and rural loans).

Expanded Loan Portfolio Breakdown by Product and Type of Client (Individuals and Companies)

A breakdown of expanded loan portfolio products for the Individuals section is presented below:

R$ million	June17	Mar17	June16	Variation %
				Quarter	12 months
Individuals
Payroll-deductible Loans	41,191	39,937	36,220	3.1	13.7
Credit Card	33,525	34,018	28,757	(1.5)	16.6
Real Estate Financing	32,926	32,589	24,674	1.0	33.4
CDC / Vehicle Leasing	19,470	19,526	19,662	(0.3)	(1.0)
Personal Loans	17,220	17,761	15,250	(3.0)	12.9
Rural Loans	8,356	8,306	7,687	0.6	8.7
BNDES/Finame Onlendings	6,633	6,668	6,789	(0.5)	(2.3)
Overdraft Facilities	4,438	4,742	4,324	(6.4)	2.6
Sureties and Guarantees	794	699	551	13.5	44.1
Other	7,492	7,574	5,006	(1.1)	49.7
Total	172,045	171,820	148,919	0.1	15.5

Operations in the Individuals showed a stability in the quarter and increased 15.5% over the last 12 months, influenced by the effect of HSBC Brasil’s consolidation, carried out as of third quarter of 2016. The categories highlighted in the 12-month period were: (i) “real estate financing”; (ii) “credit card”; (iii) “payroll-deductible loans”; and (iv) “personal loans”.

Bradesco    33

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for Companies is presented below:

R$ million	June17	Mar17	June16	Variation %
				Quarter	12 months
Companies
Working Capital	41,843	43,807	38,608	(4.5)	8.4
Operations Abroad	32,590	33,671	33,890	(3.2)	(3.8)
Export Financing	28,569	29,120	23,541	(1.9)	21.4
Real Estate Financing	28,454	28,612	27,122	(0.6)	4.9
BNDES/Finame Onlendings	26,479	27,705	27,010	(4.4)	(2.0)
Overdraft Account	7,195	7,798	9,192	(7.7)	(21.7)
CDC / Leasing	7,010	7,295	7,984	(3.9)	(12.2)
Rural Loans	6,719	6,643	5,077	1.1	32.3
Sureties and Guarantees	72,950	75,251	65,929	(3.1)	10.6
Operations bearing Credit Risk - Commercial Portfolio (1)	41,132	42,385	36,792	(3.0)	11.8
Other	28,578	28,608	23,429	(0.1)	22.0
Total	321,521	330,894	298,573	(2.8)	7.7

(1) Includes debentures and promissory note operations.

Companies’ operations decreased by 2.8% in the quarter and increased by 7.7% in the last 12 months, due to the effect of HSBC Brasil’s consolidation. In the annual comparison, the categories highlighted were as follows: (i) “rural loans”; (ii) export financing; and (iii) operations bearing credit risk – debentures”.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to Consumer Financing of the Individuals section, which stood at R$111.4 billion, in June 2017, showing a stability in the quarter and a 11.5% increase over the last 12 months, partially due to the effect of HSBC Brasil’s consolidation, carried out as of third quarter of 2016.

Note in June 2017, the type of personal loans, including payroll-deductible loans, totaling R$58.4 billion.

  34 Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Payroll-Deductible Loans

Payroll-deductible loans totaled R$41,191 million in June 2017, showing increases of R$1,254 million or 3.1% in the quarterly comparison, and R$4,971 million, or 13.7%, in the annual comparison of June 2016. Payroll-deductible loans operations represented, in June 2017, 70.5% of total personal loans operations.

Real Estate Financing

Real estate financing operations totaled R$61.380 million in June 2017, presenting an increase in the Individuals portfolio of R$337 million, or 1.0%, in the quarter, and R$8.252 million, or 33.4%, in comparison with June of the previous year. Companies’ operations decreased R$158 million, or 0.6%, in the quarter, and increased R$1,332 million, or 4.9%, in comparison with June of the previous year.

In the second quarter of 2017, the origination of real estate financing registered R$1,944 million (R$1,531 million by individuals and R$413 million by builders), representing 16,602 properties in the first semester of 2017.

Vehicle financing

In June 2017, vehicle financing operations totaled R$31,198 million, showing a decrease in the quarterly comparison and in the annual comparison. Of the total vehicle portfolio, 77.3% corresponds to "CDC", 20.7% to “Finame” and 2.0% to "Leasing".

The variations presented in the portfolio are reflective of a reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for the higher entry value for these financing operations.

Bradesco    35

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio Concentration – By Economic Sector

The expanded loan portfolio by the economic activity sector remained stable in the share of the sectors that it comprises. We highlight an increase in the participation of "Individuals" in the periods analyzed.

R$ million	June17%			Mar17%			June16%

Economic Sector			*			*
Public Sector	12,337	2.5	*	12,484	2.5	*	10,993	2.5
Oil, derivatives and aggregate activities	9,689	2.0		9,848	2.0		9,279	2.1
Production and distribution of electricity	2,049	0.4		2,041	0.4		1,190	0.3
Other sectors	599	0.1		595	0.1		524	0.1
Private Sector	481,229	97.5	*	490,230	97.5	*	436,499	97.5
0			*			*
Companies	309,184	62.6	*	318,410	63.3	*	287,580	64.3
Real estate and construction activities	36,728	7.4	*	46,429	9.2	*	36,742	8.2
Retail	32,531	6.6		34,396	6.8		31,417	7.0
Services	23,230	4.7		23,435	4.7		23,819	5.3
Transportation and concession	25,357	5.1		27,012	5.4		23,789	5.3
Automotive	16,279	3.3		17,599	3.5		16,052	3.6
Food products	12,602	2.6		13,414	2.7		10,562	2.4
Wholesale	14,185	2.9		14,385	2.9		12,592	2.8
Other sectors	148,272	30.0		141,740	28.2		132,607	29.6
Individuals	172,045	34.9	*	171,820	34.2	*	148,919	33.3
Total	493,566	100.0	*	502,714	100.0	*	447,492	100.0

Expanded Loan Portfolio – Distribution by Business Sector

The expanded loan portfolio showed an increase of 10.3% in the annual comparison due to effect of the consolidation of HSBC Brasil, and a decrease of 1.8% in the quarterly comparison. We positively highlight the evolution of the “Retail” and "Prime" sectors in the quarter.

(1) It consists, mostly, of non-account holders, originating from the financing activities of vehicles, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of borrowings and indexed on-lending and/or denominated forms in foreign currency (excluding ACCs) totaled R$41.5 billion in June 2017, showing a 1.7% decrease in the quarter and a 7.0% decrease in the last 12 months.

In June 2017, the total number of loan operations in reais reached R$452.1 billion, presenting a 1.8% decrease in the quarterly comparison and an increase of 10.6% in the last 12 months.

  36  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Changes in the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio, mainly due to the effect of HSBC Brasil’s consolidation, carried out as of third quarter of 2016, were responsible for the R$44.8 billion growth in the loan portfolio over the last 12 months, and accounted for 9.1% of the portfolio in June 2017.

(1) Includes new loans contracted in the last 12 months by clients with operations in June 2016.

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the majority of new borrowers and clients that have remained in the loan portfolio since June 2016 received ratings between AA and C, demonstrating the suitability and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

(1) Partially due to the consolidation of HSBC Brasil.

Expanded Loan Portfolio – By Client Profile and Rating (%)

The range represented by credits classified between AA and C remained at comfortable levels.

Bradesco    37

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

All concentration ranges remained stable compared to the previous quarter. The classification of ratings is aligned to the context of the current economic scenario.

Loan Portfolio (1) – By Type

All operations carrying credit risk amounted to R$519.0 billion, showing a decrease of 1.7% in the quarter and an increase of 9.6% in the last 12 months, due to the consolidation of HSBC Brasil carried out as of third quarter of 2016.

R$ million	June17	Mar17	June16	Variation %
				Quarter	12 months
Discounted trade receivables and loans	175,474	178,199	164,924	(1.5)	6.4
Financing	134,278	136,361	121,728	(1.5)	10.3
Agricultural and agribusiness loans	22,151	22,190	19,822	(0.2)	11.7
Leasing Operations	2,364	2,533	2,467	(6.6)	(4.2)
Advances on Foreign Exchange Contracts	9,964	10,162	8,419	(1.9)	18.4
Other Loans	31,421	32,506	24,461	(3.3)	28.5
Subtotal Loan Operations (2)	375,653	381,950	341,821	(1.6)	9.9
Sureties and Guarantees Granted (Memorandum Accounts)	73,744	75,951	66,480	(2.9)	10.9
Operations bearing Credit Risk - Commercial Portfolio (3)	41,132	42,385	36,792	(3.0)	11.8
Letters of Credit (Memorandum Accounts)	341	316	157	8.0	117.3
Advances on credit card receivables	1,639	1,021	1,054	60.5	55.5
Co-obligation in Loan Assignment - CRI (Memorandum Accounts)	968	1,002	1,095	(3.4)	(11.6)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	89	89	92	(0.3)	(3.6)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	493,566	502,714	447,492	(1.8)	10.3
Other Operations Bearing Credit Risk (4)	25,483	25,474	26,214	-	(2.8)
Total Operations bearing Credit Risk	519,049	528,188	473,706	(1.7)	9.6

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Includes debentures and promissory note operations; and

(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

38  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen:

Loan Portfolio (1) – By Flow of Maturities (2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the presence of real estate financing and payroll-deductible loans operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain client loyalty.

90-day Delinquency Ratio

Delinquency ratio, comprising operations overdue for more than 90 days in the total portfolio, had a decrease in the quarter. In nominal terms, it is worth highlighting the reduction of delinquent loans for two consecutive quarters, mainly influenced by the segments of Individuals and Micro, Small and Medium-Sized Enterprises.

Loan Portfolio – Delinquency Ratio (1)

In the second quarter of 2017, R$1.3 billion of loan assignments (previously written-off) without retention of risks and benefits were carried out, not having significantly impacted delinquency ratios nor the results of operations in the period.

15-90 Day Delinquency Ratio

Short-term delinquency, including operations overdue between 15 and 90 days, decreased in the quarter, positively impacted by Individuals.

The increase in the delinquency of Companies in the last quarter was due to the reduction in the credit stock, while overdue transactions remained stable.

(1) As defined by Bacen; and
(2) Only performing loans

Bradesco    39

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses (1)

Composition of the Provision

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments carrying credit risks.

Allowance for Loan Losses totaled R$37.5 billion in June 2017, representing 10.0% of the total loan portfolio, comprising of: (i) generic provision (customer and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The strength of the provisioning criteria adopted must be mentioned, which is proven by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 9.3% of the portfolio(1), in June 2016, the net loss in the subsequent 12 months was 5.1%, representing an effective coverage of 181.5%.

The increase in the net loss was due to the transfer of a specific customer from the Large Corporates segment to loss.

It should be highlighted that, considering the expected losses for one year (dotted part), there is an effective coverage ratio of 233.4% for June 2017.

40  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Coverage Ratio

The graph below presents the behavior of the ratios covering the allowance for loan losses in relation to default credits exceeding 60 and 90 days, considering HSBC Brasil, as of September 2016. In June 2017, these ratios showed very comfortable levels, reaching coverages of 167.0% and 202.5%, respectively.

Besides the allowance for loan losses required by Bacen, Bradesco has a surplus provision of R$6.9 billion, to cover possible adverse scenarios, as well as other operations/commitments with credit risk.

NPL Creation 90 days x Write-offs

In the second quarter of 2017, the total NPL creation reached R$5,200 million, a reduction of 7.5%, or R$420 million, in relation to previous quarter (not considering the case of one specific corporate client), representing 1.4% of the Bacen loan portfolio.

It is worth highlighting that, in the second quarter of 2017, total write-offs is affected by the transfer of a specific customer from the Large Corporates segment to loss.

Bradesco    41

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Loan Portfolio – Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, emphasizing that as of July 2016, it includes consolidation of HSBC Brasil, a comparative summary of the main figures and indicators is presented below:

(1) As defined by Bacen; and

(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,090 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 20b - chapter 6 of this report), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision".

42  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Loans vs. Funding

In order to analyze Loan Operations in relation to Funding, the following should be deducted from the total client funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds within the customer service network, along with the addition of, and (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco shows low dependency on interbank deposits and foreign lines of credit, given its effective obtainment of funds from clients. This efficiency results in: (i) of the  prominent position of the Client Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin. It proves that Bradesco is capable of meeting demands for loan operations through its own funding.

(1)   Debentures mainly used as collateral for repo operations; and

(2)   Considers: Letters of credit for real estate, Letters of credit for agribusiness, Financial Bills and Structured Operations Certificates.

Bradesco    43

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

R$ million	June17	Mar17	June16	Variation
				Quarter		12 months
				Amount	%	Amount	%
Demand Deposits	30,601	30,564	23,217	37	0.1	7,384	31.8
Savings Deposits	95,737	94,353	87,209	1,384	1.5	8,528	9.8
Time Deposits	133,252	109,944	68,499	23,308	21.2	64,753	94.5
Debentures (1)	45,596	73,904	84,368	(28,308)	(38.3)	(38,772)	(46.0)
Borrowing and Onlending	56,547	56,417	57,532	130	0.2	(985)	(1.7)
Funds from Issuance of Securities (2)	131,510	142,751	112,817	(11,241)	(7.9)	18,693	16.6
Subordinated Debts	53,676	50,846	50,952	2,830	5.6	2,724	5.3
Total	546,919	558,779	484,594	(11,860)	(2.1)	62,325	12.9

(1) Mostly considers debentures used as collateral for repo operations; and

(2) Includes: Financial Bills, in June 2017, totaling R$94,906 million (R$104,710 million in March 2017 and R$74,079 million in June 2016).

Demand deposits

The balance of demand deposits totaled R$30,601 million in June 2017, remaining stable in relation to the previous quarter.

An increase of R$7,384 million, or 31.8%, in the comparison between June 2017 and June 2016, was mainly due to the increase in the client base in the period, partially due to the effect of the consolidation of HSBC Brasil, which occurred in the third quarter of 2016.

Savings deposits

Savings deposits totaled R$95,737 million in June 2017, showing increases of R$1,384 million or 1.5% in the quarterly comparison, and R$8,528 million, or 9.8%, in the annual comparison, mainly due to: (i) to the increase in the volume raised; (ii) the expansion of the base of savings accounts, which showed a net growth of 3.3 million new savings accounts in the last 12 months, partially due to the effect of the consolidation of HSBC Brasil, which occurred in the third quarter of 2016; and (iii) the remuneration of stock.

44  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Interest-Earning Portion of Credit Intermediation

Time Deposits

In June 2017, the balance of time deposits totaled R$133,252 million, an increase  of R$23,308 million, or 21.2%, in the quarterly comparison and increase of R$64,753 million, or 94.5% in the annual comparison, mainly due to: (i) the partial funding migration from debentures as a result of the limitation for the use of these instruments issued by institutions linked to the conglomerate for the purposes of collateral for repo operations; (ii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) the interest rate oscillations occurring in the period.

Debentures

In June 2017, the balance of debentures  totaled R$45,596 million, decreases of R$28,308 million, or 38.3%, when compared to the previous quarter, and R$38,772 million, or 46.0%, in the annual comparison.

Such variations refer mainly to the compliance with Resolution No. 4,527/16, which changed the use of these securities issued by institutions linked to the conglomerate as a collateral for repo operations

Borrowing and On-lending

In June 2017, the balance of borrowing and on-lending totaled R$56,547 million, remaining stable when compared to the previous quarter.

In the comparison between June 2017 and June 2016, the balance of borrowings and on-lending recorded a decrease of R$985 million, or 1.7%, basically due to a decrease in the volume of funds raised by borrowings and on-lending in the country, mainly: (I) Finame operations, in the amount of R$3,897 million, or 17.3%, and partially offset by: (ii) the increase in the volume of funds raised through BNDES operations in the amount of R$3,242 million, or 29.0%.

Bradesco    45

Economic and Financial Analysis Net Interest Income from Credit Intermediationa

Funds from issuance of securities

In June 2017, funds from issuance of securities totaled R$131,510 million, presenting a decrease in the amount of R$11,241 million, or 7.9%, compared with the previous quarter, mainly due to the decrease in inventories: (i) from financial bills totaling R$9,804 million; and (ii) from letters of credit for agribusiness totaling R$1,763 million.

In the annual comparison, the growth of R$18,693 million, or 16.6% was mainly due to the result of the consolidation of HSBC Brasil as from the third quarter of 2016.

Subordinated debt

In June 2017, subordinated debts totaled R$53,676 million, an increase of R$2,830 million, or 5.6%, and in quarterly comparison and R$2,724 million or 5.3% in the annual comparison, basically due to new issuance of subordinated financial bills in the period.

46  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Interest-Earning Portion of Insurance - Interest

Interest-Earning Portion of Insurance – Breakdown

R$ million	1H17	1H16	2Q17	1Q17	Variation
					Semester	Quarter
NII - Interest-earning portion - insurance
NII - Interest-earning portion - due to volume					711	31
NII - Interest-earning portion - due to spread					(927)	(319)
NII - Interest-Earning Portion	2,674	2,890	1,193	1,481	(216)	(288)

Comparing the second quarter of 2017 with the previous quarter, the interest-earning portion of insurance operations recorded a R$288 million decrease, which was due to: (i) a R$319 million decrease in the average spread; partially offset by: (ii) an increase in the volume of operations, totaling R$31 million.

In the comparison of the first semester of 2017 and the same period of the previous year, the Interest-Earning Portion presented a decrease of R$216 million due to: (i) a R$927 million decrease in the average spread; offset by: (i) an increased volume of operations, in the amount of R$711 million, partially due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Interest-Earning Portion of Securities/Other - Interest

Interest-Earning Portion of Securities/Other – Breakdown

R$ million	1H17	1H16	2Q17	1Q17	Variation
					Semester	Quarter
NII - Interest-earning portion - Securities/Other
NII - Interest-earning portion - due to volume					256	(40)
NII - Interest-earning portion - due to spread					133	458
NII - Interest-Earning Portion	4,122	3,733	2,270	1,852	389	418

In the comparison between the second quarter of 2017 and the previous quarter, there was an increase of R$418 million in the NII - interest-earning portion of “Securities/Other”, mainly due to: (i) a R$458 million increase in the average spread; partially offset by: (ii) the decrease in the average volume of operations, totaling R$40 million.

In the comparison of the first semester of 2017 and the same period of the previous year, the Interest-Earning Portion and “Securities/Other” presented a growth was R$389 million primarily due to increase of: (i) volume of operations amounting to R$256 million, partially due to HSBC Brasil’s consolidation as of the third quarter of 2016; and (ii) average spread, amounting to R$133 million

Non-Interest-Earning Portion

Non-Interest-Earning Portion – Breakdown

R$ million	1H17	1H16	2Q17	1Q17	Variation
					Semester	Quarter
NII - Non-Interest-Earning Portion
NII - Non-Interest Earning Portion	256	337	120	136	(81)	(16)

Non-interest-earning portion of the NII had a decrease in quarterly and semi-annual comparison, due to lower gains with arbitration of markets.

Bradesco    47

Economic and Financial Analysis Insurance, Pension and Capitalization

Below is an analysis of Grupo Bradesco Seguros’ statement of financial position and statement of income. From July 2016, we began to consolidate the financial statements of companies of the insurance segment of HSBC Brasil.

Consolidated Statement of Financial Position

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$16,449 million in June 2017.

Consolidated Statement of Income

Note: For comparison purposes, effects of non-recurring events are not considered.

48  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Insurance, Pension and Capitalization

Income Distribution of Grupo Bradesco Seguros e Previdência

R$ million	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Life and Pension Plans	877	733	908	894	644	725	727	738
Health	86	154	180	108	57	208	247	139
Capitalization Bonds	112	124	107	118	111	133	125	122
Property & Casualty and Others	195	363	310	382	352	313	307	318
Total	1,270	1,374	1,505	1,502	1,164	1,380	1,405	1,317

Performance Ratios

%	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Claims Ratio (1)	76.6	73.7	72.8	77.1	76.8	72.1	71.9	73.1
Expense Ratio (2)	9.6	9.9	10.2	10.2	10.1	9.9	10.4	10.4
Administrative Expenses Ratio (3)	3.9	4.0	4.0	4.0	4.0	4.2	4.1	4.3
Combined Ratio (4) (5)	86.6	85.2	85.9	90.0	89.6	86.1	86.5	86.9

(1) Retained Claims/Earned Premiums;

(2) Selling expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excludes additional reserves.

Note:  For comparison purposes, effects of non-recurring events are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In relation to previous quarter, the billing in the 2Q17, presented an increase of 3.1%, driven by “Auto/P&C”, “Capitalization Bonds”, “Life and Pension Plans” and “Health”, presenting an evolution of 17.2%, 8.1%, 1.8% and 1.3%, respectively.

In the first semester of 2017, the production recorded a growth of 12.4% in comparison with the same period of the previous year, influenced by “Life and Pension Plans”, “Health”, “Capitalization Bonds” and “Auto/P&C” products, which presented an increase of 17.5%, 9.1%, 8.7% and 2.8%, respectively.

Bradesco    49

Economic and Financial Analysis Insurance, Pension and Capitalization

Indexes of Claims Ratio per Industry

Insurance’s expense ratios per Industry

50  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Insurance, Pension and Capitalization

Administrative Efficiency Ratio

Improvement of administrative efficiency ratio, in the comparison between the second quarter of 2017 and the previous quarter, is due to the benefits generated with the rationalization of expenditures.

The improvement in the administrative efficiency ratio, in the comparison between the second quarter of 2017 and the same period in the previous year, is a reflection of: (i) the benefits generated by the streamlining of expenditures; and (ii) the 7.3% increase in sales revenue for the period.

Technical Provisions

Bradesco    51

Economic and Financial Analysis Life and pension plans

(1) Life/VGBL/PGBL/Traditional; and

(2) The second quarter of 2017 includes the latest data released by SUSEP (May/17).

Note: For comparison purposes, effects of non-recurring events are not considered.

Net income for the second quarter of 2017 was 19.6% higher compared with the results of the previous quarter, influenced by: (i) an increase of 1.8% in revenue; (ii) the decrease of 1.3 p.p. in the expense ratio; (iii) the maintenance of the claims ratio; (iv) the maintenance of the administrative efficiency ratio; and partially offset by: (v) the reduction in financial income, reflecting the behavior of the economic–financial indices in the period.

Net income of the first semester of 2017 was 17.6% higher compared with the results from the same period of previous year, influenced by the following factors: (i) an increase of 17.5% in revenue; (ii) decrease of 3.9 p.p. in the claims ratio; (iii) the maintenance of the administrative efficiency ratio; and partially offset by: (iv) the increase of 1.2 p.p. in the expense ratio influenced by Kirton Vida e Previdência’s run off; and (v) decrease in the financial income, due to the behavior of the economic–financial indices in the period.

In June 2017, technical provisions for Bradesco Life and Pension Plans, stood at R$210.8 billion, made up of R$200.7 billion from "Pension Plans and VGBL" and R$10.1 billion from "Life, Personal Accidents and other lines", resulting in an increase of 24.1% in June 2016.

Growth of Participants and Life and Personal Accident Policyholders

In June 2017, the number of Bradesco Life and Pension Plans clients exceeded the 2.6 million mark of “Pension Plans and VGBL” participants, and 31.6 million “Life and Personal Accident” policyholders. Such growth is fueled by the strength of the Bradesco brand and the improvement in selling and management policies.

52  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Health

R$ million (unless otherwise stated)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Net Income	86	154	180	108	57	208	247	139
Net Written Premiums	5,513	5,443	5,401	5,347	5,119	4,909	4,864	4,621
Technical Provisions	9,172	8,644	8,352	8,331	7,378	7,031	6,848	6,806
Claims Ratio (%)	95.8	91.3	88.7	92.7	94.2	87.5	85.7	89.9
Expense Ratio (%)	4.7	4.7	4.9	5.0	5.0	5.3	5.2	5.3
Combined Ratio (%)	103.4	101.7	100.6	103.6	104.2	99.6	99.7	102.3
Policyholders (in thousands)	3,863	3,970	4,112	4,210	4,246	4,394	4,444	4,461
Written Premiums Market Share (%) (1)	49.6	49.5	49.3	49.9	49.9	49.1	49.3	49.3

(1) The second quarter of 2017 includes the latest data released by ANS (May/17).
Note: For comparison purposes, effects of non-recurring events are not considered.

Net income for the first quarter of 2017 decreased by 44.2% in relation to the results calculated for the previous quarter, mainly due to: (i) the increase of 4.5% in the claim ratio; (ii) the reduction in financial income, reflecting the behavior of the economic–financial indices in the period; (iii) the reduction in equity results; and partially offset by: (iv) the increase of 1.3% in revenue; (v) the maintaining of expense ratio; and (vi) the improvement of 0.6 p.p. in the administrative efficiency ratio.

Net income of the first semester of 2017 recorded a decrease of 9.4% compared with the results calculated in the same period of the previous year primarily due to: (i) the increase of 2.7 p.p. in the claims ratio; (ii) the decrease in the financial income, due to the behavior of the economic–financial indices; partially offset by: (iii) an increase of 9.3% in revenue; (iv) the 0.4% reduction in the expense ratio; and (v) the improvement of the administrative efficiency ratio.

In June 2017, Bradesco Saúde and Mediservice maintained a strong market position in the corporate sector (source: ANS).

Approximately 140 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 43 are Bradesco Saúde and Mediservice customers (source: Exame magazine – "Melhores e Maiores" ranking, July 2016).

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of more than 3.8 million clients. The large share of corporate insurance in this portfolio (95.9% in June 2017) is proof of its high level of specialization and customization in providing group coverage plans.

Bradesco    53

Economic and Financial Analysis Capitalization bonds

R$ million (unless otherwise stated)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Net Income	112	124	107	118	111	133	125	122
Capitalization Bond Income	1,563	1,446	1,516	1,579	1,425	1,343	1,369	1,477
Technical Provisions	7,357	7,431	7,502	7,469	6,725	6,820	6,893	6,985
Customers (in thousands)	3,012	3,064	3,011	3,135	2,995	3,076	3,190	3,287
Premium Income Market Share (%) (1)	30.6	30.0	27.8	28.0	27.1	27.5	25.6	26.4

 (1) The second quarter of 2017 includes the latest data released by SUSEP (May/17).

Net income for the second quarter of 2017 recorded a decrease of 9.7% over the previous quarter primarily affected by: (i) the downslide in financial income, reflecting the behavior of the economic–financial indices in the period; and partially offset by: (ii) the 8.1% increase in sales revenue; and (iii) the improvement of the administrative efficiency ratio.

Net income of the first semester of 2017 recorded a decrease of 3.3% compared with the results calculated in the same period of the previous year primarily due to: (i) of the decrease in the financial income, due to the behavior of the economic–financial indices; compensated, in part: (ii) the 8.7% increase in sales revenue; and (iii) by the improvement of the administrative efficiency ratio.

Bradesco Capitalização reached a 8.7% growth in revenue in 2017, in the first semester of 2017 in relation to the same period of prior year, thanks to its transparency policy and by adjusting its products based on potential consumer demand, consistent with market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its clients, Bradesco Capitalização has a product portfolio, which ranges in payment method (lump or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the clients.

By combining a pioneering spirit and a strategic vision of the business, Bradesco Capitalização launched products geared toward social and environmental causes, where a portion of the funds raised is earmarked for projects having this purpose. In addition to making it possible for the client to establish a financial reserve, the Capitalization Bonds with a social and environmental profile seek to make clients aware of the importance of this issue and allow them to participate on behalf of this noble and beneficial cause to society, as well as reshaping its products with the launch of the “Max Prêmios Bradesco” family, offering monthly payment and single payments, ranging from R$20 (monthly) to R$5,000 (single).

Currently, Bradesco Capitalização maintains a partnership with the SOS Mata Atlântica Foundation (promotes conservation of the biological and cultural diversity of the Atlantic Forest Biome, stimulating social and environmental civic awareness and actions).

54  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Automobile and Property & Casualty

R$ million (unless otherwise stated)	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15
Net Profit / (Loss)	33	36	(49)	26	41	46	52	87
Net Written Premiums	1,572	1,326	1,399	1,510	1,549	1,328	1,380	1,548
Technical Provisions	5,110	5,208	5,823	5,963	6,025	5,951	5,955	5,995
Claims Ratio (%)	57.7	57.1	55.7	57.7	56.3	58.4	56.9	56.3
Expense Ratio (%)	16.9	17.3	20.2	20.4	20.5	20.5	20.7	20.8
Combined Ratio (%)	100.9	104.0	107.1	105.9	102.3	106.5	105.1	102.6
Policyholders (in thousands)	3,389	3,152	3,268	2,952	3,446	3,675	3,781	3,762
Premium Income Market Share (%) (1)	9.0	8.6	9.2	9.4	9.4	9.1	9.5	9.7

 (1) The second quarter of 2017 includes the latest data released by SUSEP (May/17).

Note: As of the first quarter of 2017, we are considering Bradesco Auto/RE only.

Net income for the second quarter of 2017 recorded a decrease of 8.3% over the previous quarter primarily due to: (i) the increase of 0.6 p.p. in the claims ratio, impacted by adjustment of reinsurance contract and international transportation as the main segment; (ii) of the decrease in the financial income, due to the behavior of the economic–financial indices; partially offset by: (iii) the increase of 18.6% in revenues; (iv) the 0.4 p.p. downslide in the expense ratio; and (v) the downslide of the administrative efficiency ratio by 1.9 p.p.

Net income for the first semester of 2017 was lower than the income recorded in the same period of the previous year, mainly as a result of: (i) the decrease in financial income, due to the behavior of the economic and financial indices; compensated, in part by: (ii) the increase of 0.7% in revenues; (iii) the maintaining in the claims ratio; and (iv) the maintaining of the administrative efficiency ratio.

Bradesco Auto/RE is present in 40 of the 100 largest groups in the country, as the insurer of its equities and, to ensure the retention of clients, the company has invested in the revision of its internal processes, mainly, in the areas dedicated to customer service and the analysis and regulation of claims, in search of greater efficiency and quality in the provision of services.

Asssistência Dia e Noite Application

The evolution of the Assistência Dia e Noite application, with the implementation of the location of referenced workshops and dealers and units of the Bradesco Auto Center (BAC) according to the geographic position, allows to trace the route to the establishment and to integrate navigation to Google Maps and Waze. Moreover, the application informs the Policyholders that they have the CEABS tracker, monitoring the health of the battery of his/her vehicle.

Sinistro Auto Fácil

Continuing the improvements of the Auto Claim Online Monitoring, new features were implemented to upload pending documents for the regulation of the claim, with a list of these documents and a detailed description of the amount, via web. In addition, a notice of pending issues is sent via SMS, and an email is sent to the person responsible for opening the claim notice. There is also the expansion of the Auto Claim Online Monitoring, previously available only to Policyholders, Brokers and Third Parties, to the Advisory Firms, through the Advisory Firms’ website.

Renove Fácil

Initiative that aims to provide Brokers with the best experience in the process of auto insurance renewal. Among the main products are the following: the Renewal “Shield”, which guarantees special pricing condition for the original Broker of the policy and gives notice that there is a competing broker quoting the same insurance. These functions contribute to greater loyalty between the Broker and the Insurance Company.

Vistoria e Inspeção Bradesco

The project aims to become the process of conducting surveys and inspections of insurance risks of Automobile and Property & Casualty Insurance faster and more effective. In its first stage, Bradesco developed the automatic assignment of new inspection requests to the service provider closest to the risk location. This functionality will reduce approximately 80% of the average time spent for analysis and distribution of requests, accelerating the policy issuing process.

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Economic and Financial Analysis Automobile and Property & Casualty

The network activity of the automotive centers of Bradesco Auto Center (BAC), with 31 units throughout the entire country, offers policyholders access to a varied range of services in a single place.

Mass market insurance is aimed at individuals, self-employed professionals, and small and medium-sized companies.

The insured fleet of the automobile insurance line remained stable, confirming the effectiveness of Bradesco Auto/RE retention strategies.

The simplified products of the residential and business lines stand out for the significant contribution to the results of Bradesco Auto/RE.

56  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Fee and commission income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Explanations of the main items that influenced the variation in Fee and Commission Income between the periods can be found below.

Credit card income

Income from card fees amounted to R$2.650 million in the second quarter of 2017, showing an increase of R$13 million, or 0.5% in comparison with the previous quarter, due basically to increase in financial volume traded.

In the comparison of the first semester of 2017 and the same period of the previous year, the growth was R$407 million or 8.3% primarily due to: (i) the increase in the financial volume traded; and (ii) the increased amount of transactions carried out in the period; partially influenced by the effect of the consolidation of HSBC Brasil, as of the third quarter of 2016.

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Economic and Financial Analysis Fee and commission income

Checking account

Checking account fees totaled R$1.651 million in the second quarter of 2017, and R$3.252 million in the first semester of 2017, increases totaling, respectively, R$50 million, or 3.1%, over the previous quarter, and R$478 million, or 17.2%, in comparison with the same period of prior year, basically due to: (i) the expansion of the portfolio of services rendered; and (ii) the increase in the volume of business. Note in the annual comparison, the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Asset management

In the second quarter of 2017, asset management income totaled R$898 million, showing a decrease of R$14 million, or 1.5%, compared with the previous quarter mainly due to lower business days in the quarter.

In the comparison between the first semester of 2017 and the same period in the previous year, there was an increase of R$435 million, or 31.6%, a reflection, in large part, of the following: (i) increase in the volume of funds raised and managed, which grew 28.7% over the period, investments in fixed income funds being notable, that increased 29.7%; and (ii) the effect of the consolidation of HSBC Brasil, as of the third quarter of 2016.

58  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Fee and commission income

Loan operations

In the second quarter of 2017, revenues from loan operations totaled R$774 million, showing a growth of 5.9% or R$43 million in relation to prior quarter, mainly due to renovation performance of Sureties and Guarantees operations in the period.

In the comparison between the first semester of 2017 and same prior-year period, a 10.2% increase or R$139 million was mainly due to an increase in guarantees provided, which increased by 18.3%, basically for the increase of 10.9% in volume of operations for Sureties and Guarantees in the period.

Cash Management Solutions (Payments and Collection)

In the second quarter of 2017, revenues from collections and payments amounted to R$576 million, a decrease of R$10 million, or 1.7%, compared to the previous quarter, primarily due to the lower number of business days in the quarter.

Comparing the first semester of 2017 and the same period in the previous year, there was an increase of R$164 million, or 16.4%, due to: (i) the greater volume of processed documents, up from 1,131 million in the first semester of 2016 to 1,348 million in first semester of 2017; and (ii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

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Economic and Financial Analysis Fee and commission income

Consortium management

In the second quarter of 2017, income from consortium management increased by R$9 million, or 2.4%, compared with the previous quarter, which had 1,384 thousand active quotas, ensuring a leading position of Bradesco Consórcios in all the sectors in which it operates (real estate, auto and trucks/machinery and equipment).

In the comparison between the first semester of 2017 and the same period of the previous year, there was an increase of R$179 million or 31.5% in income from consortium management fee, due to a higher volume of: (i) received bids; (ii) average ticket; and (iii) billing of sales, ranging from 1,216 thousand active quotas, in June 2016, to 1,384 thousand active quotas in June 2017, generating an increase of 168 thousand net quotas.

Custody and brokerage services

In the second quarter of 2017, revenues from custody and brokerage services increased by R$2 million, or 0.9%, compared to the previous quarter, due to: (i) the highest volumes traded at B3; partially offset by: (ii) reduction of R$16 billion in custody assets; and (iii) the lower business days in the quarter.

In the comparison between the first semester of 2017 and the same period of the previous year, these revenues increased R$103 million, or 32.1%, due to the increase in total assets in custody in the amount of R$283 billion, partially impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Underwriting/Financial Advisory Services

In the quarterly comparison, the decrease of R$26 million, or 14.4%, refers, mostly, to the lower activity on the capital market in the period.

Comparing first semester of 2017 and the same period in the previous year, revenues from underwriting / financial advisory services decreased by R$32 million, or 8.7%.

It is important to note that variations recorded in this income derive from the capital market’s volatile performance.

60  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Personnel and Administrative Expenses

(1) This reduction refers to: (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

Total personnel and administrative expenses amounted to R$9,865 million in the second quarter of 2017, showing an increase of 2.0%, or R$189 million, in comparison with the previous quarter. In the comparison between the first semester of 2017 and the same period of previous year, Personnel and Administrative Expenses showed an increase of 22.0%, or R$3,519 million, partially impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016. Taking into account consolidated "pro forma" financial information, in which the income of first semester of 2016 of HSBC Brasil comprise the total expenses, in the comparison between the first semester of 2017 and the same prior-year period, the total amount of personnel and administrative expenses would have reflected a decrease of 2.7%.

Personnel expenses

Total personnel expenses amounted to R$4,967 million in the second quarter of 2017, up R$145 million, or 3.0% in comparison with the previous quarter, due to increase in: (i) the "structural" portion in the amount of R$124 million or 3.1% due expenses with higher salaries, social security charges and benefits, impacted by lower concentration of paid vacations time in the period; and (ii) the "non-structural" portion, amounting to R$21 million, or 2.4%, partially due to higher expenses with provision for labor claims in the amount of R$44 million.

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Economic and Financial Analysis Personnel and Administrative Expenses

In the comparison between the first semester of 2017 and the same period in the previous year, the increase of R$2,153 million, or 28.2%, in personnel expenses, is explained by changes in: (i) the "structural" portion in the amount of R$1.975 million or 32.7% due to the increase in expenses with payroll, social security charges and benefits, impacted by (a) the consolidation of HSBC Brasil as of the third quarter of 2016; and (b) higher salaries, in accordance with the 2016 collective bargaining agreement; and (ii) the "non-structural" portion in the amount of R$179 million or 11.2%, due to higher expenses with (a) employee and management profit sharing totaling R$90 million, (b) employment termination costs totaling R$55 million, and (c) training courses totaling R$25 million.

Administrative expenses

In the second quarter of 2017, administrative expenses amounted to R$4,898 million, a variation of 0.9% or R$44 million, in comparison with the previous quarter, mainly due to higher advertising and marketing expenses in the amount of R$47 million.

In the comparison between the first semester of 2017 and the same prior-year period, administrative expenses increased 16.3%, or R$1.366 million, reflecting: (i) a growth in the volume of business and services for the period; (ii) the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contract price adjustments.

It should be noted that the expenses recorded during the first semester of 2017 already show the partial effects of the synergies and gains of scale resulting from the merger of HSBC Brasil activities in October 2016 when compared to the second six-month period of the previous year. Taking into account consolidated "pro forma" financial information, in which the income of first semester of 2016 of HSBC Brasil comprise the total expenses, in the comparison between the first semester of 2017 and the same prior-year period, the total amount of administrative expenses would have reflected a decrease of 7.9%.

Operating Coverage Ratio (1)

In the second quarter of 2017, the coverage ratio over the last 12 months recorded 74.3%, note that from this quarter, this calculation started to capture 12-month effect of HSBC Brasil, occurred from third quarter of 2016.

The maintenance of this indicator at high levels is mainly due to: (i) by ongoing cost control efforts, including (a) the Efficiency Committee’s initiatives; among which we highlight partial effects of the capture of synergies and scale gains during the first semester of 2017 compared to the previous semester, from the merger of HSBC Brasil and (b) investments in Information Technology, which totaled R$2.786 billion in the first semester of 2017; and (ii) measures applied to increase the offer of products and services available to the entire client base.

62  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Tax expenses

Tax expenses totaled R$1,718 million in the second quarter of 2017, showing a decrease of R$54 million, or 3.0%, in relation to the previous quarter, primarily due to the increase in the first quarter of 2017, in IPTU expenses, which were prepaid.

In the comparison between the first semester of 2017 and the same period of the previous year, such expenses increased by R$746 million, or 27.2%, primarily due to the increase in taxable income in the period, mainly of fee and commission income and net interest income, a result of the consolidation of HSBC Brasil as of the third quarter of 2016.

Equity in the Earnings (Losses) of Unconsolidated Companies

In the second quarter of 2017, Equity in the Earnings (Losses) of Unconsolidated Companies was R$62 million, an increase of R$4 million, or 6.9%, compared with the previous quarter, and an increase of R$58 million, or 93.5%, in relation to the same period of the previous year. These variations were influenced by higher equity in the earnings (losses) obtained with the “IRB - Brasil Resseguros" affiliate.

Non-Operating Income (Loss)

In the second quarter of 2017, non-operating income recorded a loss of R$34 million, showing a decrease of R$18 million, or 34.6% in comparison with the previous quarter, and a decrease of R$57 million, or 39.9%, in the annual comparison, essentially due to the variation of non-operating expenses (such as losses on sale and write-off of assets and investments/other).

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Economic and Financial Analysis Additional Information – HSBC Brasil Historical Series

Adjusted Statement of Financial Position

(1) In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

Adjusted Statement of Income

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Provisions for insurance, Pension Plans and Capitalization Bonds - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

64  Economic and Financial Analysis Report - June 2017

Economic and Financial Analysis Additional Information – Comparison of June 2017 and 2016 “Pro-forma”

From the third quarter of 2016, HSBC Brasil has been consolidated into our financial statements, and in order to provide comparability of assets/liabilities and income compared regarding June 2017 and 2016, below we present pro forma consolidated financial information, i.e., the combined assets/liabilities and income of Bradesco and HSBC Brasil for the year 2016. This pro forma consolidated financial information includes all income statement and statement of financial position items from HSBC Brasil, and the income of HSBC Brasil not computed to Bradesco is included under the heading “non-controlling interests/others”, referring to periods prior to the actual acquisition, given that the proposal is to retroactively demonstrate the effect of a transaction that occurred at a later date, and thus, we stress that the data was provided for mere illustrative purposes.

Adjusted Statement of Financial Position

Adjusted Statement of Income

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premium from Insurance, Pension Plans and Capitalization Bonds - Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Provisions for insurance, Pension Plans and Capitalization Bonds - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

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Economic and Financial Analysis

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________Return to shareholders

Corporate Governance

Bradesco’s Management is made up of the Board of Directors, which has its own regulations and is comprised of eight directors, and of its Board of Executive Officers, and there has been no accumulation of positions for the Chairman of these bodies since 1999, pursuant to statutory provision since 2012.

Seven committees advise the Board of Directors, whereby Audit and Remuneration (statutory), Ethical Conduct, Internal Controls and Compliance, Integrated Management of Risks and Allocation of Capital, Sustainability and Succession and Appointment (non-statutory). There are also several executive committees that assist the activities of the Board of Executive Officers. All of them are governed by their own regulations.

The Fiscal Council, the permanent supervisory body, is made up of five permanent members and an equal number of deputy members, and two permanent members and their deputy members, respectively, are appointed by the minority preferred shareholders and by non-controlling shareholders holding common shares. In addition to the permanent Fiscal Council, Bradesco has the Audit Committee and the Internal Audit, subordinated to the Board of Directors.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of B3, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011.

Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

Investor Relations area – IR

The commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the second quarter of 2017, there were 66 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 461 investors. It also held two teleconferences of results to institutional investors.

Moreover, Bradesco launched the online version of the Integrated Report for another year.

Through the website, the user can navigate more easily and dynamically through institutional, business and financial information, and through sustainability practices and initiatives.

The online 2016 Integrated Report is also fully accessible, thus making it intelligible to all our audiences, including the visually impaired. Bradesco offers the Virtual Vision tool, a software that reads screens, free of charge, for clients in the institutional website.

The online version of the Integrated Report is available on bradescori.com.br/relatoriointegrado2016 website.

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________Return to shareholders

Bradesco Shares

Number of Shares – Common and Preferred Shares

In thousands	June17	Mar17	June16
Common Shares	3,049,449	3,049,449	3,049,449
Preferred Shares	3,035,625	3,035,625	3,035,625
Subtotal – Outstanding Shares	6,085,074	6,085,074	6,085,074
Treasury Shares	23,888	23,888	23,888
Total	6,108,962	6,108,962	6,108,961

Note: All periods presented, for comparison purposes, include effect of bonus of shares of 10%.

In June 2017, Bradesco’s Capital stood at R$59.1 billion, composed of 6,108,962 thousand shares, made up of 3,054,481 thousand common shares and 3,054,481 thousand preferred shares, as book entries and without par value.

Cidade de Deus Cia. Comercial de Participações is Bradesco’s largest shareholder, which directly holds 48.5% of the voting capital and 24.3% of the total capital.

Shareholders of Cidade de Deus Cia. Comercial de Participações belong to the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., a company controlled by Fundação Bradesco and by BBD Participações S.A., whose shareholders constitute the majority of the members of the Board of Directors of the Statutory Board of Executive Officers of Bradesco and more senior officers.

Number of Shareholders – Domiciled in Brazil and Abroad

	June17%		Ownership of Capital (%)	June16%		Ownership of Capital (%)
Individuals	325,231	89.9	21.0	326,493	89.9	20.5
Companies	35,372	9.8	45.5	35,738	9.8	45.3
Subtotal - Domiciled in Brazil	360,603	99.7	66.5	362,231	99.7	65.8
Domiciled Abroad	1,250	0.3	33.5	1,198	0.3	34.2
Total	361,853	100.0	100.0	363,429	100.0	100.0

In June 2017, Bradesco had 361,853 shareholders, 360,603 residing in Brazil, representing 99.7% of the total number of shareholders holding 66.5% of its capital. The	amount of shareholders domiciled abroad was 1,250, representing 0.3% of the number of shareholders with 33.5% of its capital.
Daily Average Trading Volume of Shares

During the first semester of 2017, the average daily trading volume of our shares on the New York Stock Exchange (NYSE) and B3 reached R$713 million. This figure was 1.3% higher than	the average daily volume traded in the previous year, mainly driven by the 2.3% increase in the daily average trading volume of Bradesco shares on the NYSE.

(1)   BBDC3 “Common Shares” and BBDC4 “Preferred Shares”; and

(2)   BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012).

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________Return to shareholders

Bradesco Shares

Appreciation of Preferred Shares – BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Shareholders’ Equity), compared to the Ibovespa. If, in late December 2007, R$100 were invested, Bradesco’s shares would be worth approximately R$207 at the end of June 2017, which is an appreciation higher compared to that which was presented by the Ibovespa within the same period.

Share and ADR Performance (1)

(1)   Adjusted for corporate events in the periods; and

(2)   Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

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________Return to shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco’s preferred shares (BBDC4). In July 2017, we analyzed eleven	reports prepared by these analysts. Their recommendations and general consensus on the target price for June 2018 can be found below:

Recommendations %		Target Price in R$ for June18
Buy	45.5	Average	33.39
Hold	54.5	Standard Deviation	2.31
Sell	-	Highest	36.80
Under Analysis	-	Lowest	29.00

For more information on the target price and the recommendations of each market analyst that monitors the performance of Bradesco’s shares.	Such information is available at: bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

In June 2017, Bradesco’s market capitalization, in view of the closing prices of Common and Preferred shares, was R$169.6 billion, an increase of 17.5% compared with June 2016 and	in the same period, Ibovespa had an increase of 22.1%.

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________Return to shareholders

Main Indicators

Price/Earnings Ratio (1):

Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price to Book Ratio:

Indicates the multiple by which Bradesco’s market capitalization exceeds its shareholders’ equity.

Dividend Yield (1) (2):

The ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

(1) Source: Economatica; and (2) Calculated by the share with highest liquidity.

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Dividends/Interest on Shareholders’ Equity – JCP

In the first six months of 2017, R$2,810 million was assigned to shareholders as interest on shareholders’ equity (JCP) and the total JCP assigned to shareholders accounted for 48.9% of	the net income for the 12-month period and, considering income tax deduction and JCP allocations, it was equivalent to 41.6% of the net income.

(1)   In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares are listed on Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on B3), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of the companies listed on the IBrX-50 index and that choose to adopt transparent greenhouse gas emission practices in order to take part in this initiative) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the NYSE’s Dow Jones Sustainability Index (DJSI), in the Dow Jones Sustainability Emerging Markets portfolio and on the Madrid Stock Exchange’s FTSE Latibex Brazil Index.

June17	In % (1)
Ibovespa	9.4
IBrX-50	10.2
IBrX-100	9.0
IBrA	8.8
IFNC	19.7
ISE	4.8
IGCX	6.6
IGCT	10.7
ITAG	11.7
ICO2	16.2
MLCX	9.8

(1)     Represents Bradesco shares’ weight on Brazil’s main stock indexes.

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74   Economic and Financial Analysis Report – June 2017

________Additional information

Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below:

	June17	Mar17	June16
Banks – Source: Brazilian Central Bank (Bacen)
Demand Deposits	N/A	11.3	7.7
Savings Deposits	N/A	14.1	13.5
Time Deposits	N/A	10.3	7.0
Loan Operations	11.2 (1)	11.3	9.8
Loan Operations - Private Institutions	25.4 (1)	25.5	22.6
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.5 (1)	13.5	13.1
Payroll-Deductible Loans	13.6 (1)	13.6	12.8
Number of Branches	23.8	23.9	20.0
Banks – Source: Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	30.4	30.2	28.0
Banks – Source: Anbima
Investment Funds and Managed Portfolios	21.5	22.2	19.8
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	26.0 (1)	25.7	24.3
Insurance Premiums (including Long-Term Life Insurance - VGBL)	25.1 (1)	24.9	23.9
Life/Personal Accident Insurance Premiums	20.9 (1)	20.8	18.6
Auto/P&C Insurance Premiums	9.0 (1)	8.6	9.4
Auto/Optional Third-Party Liability Insurance Premiums	12.1 (1)	11.4	12.3
Health Insurance Premiums	49.6 (1)	49.5	49.9
Income from Pension Plan Contributions (excluding VGBL)	35.6 (1)	33.6	28.6
Capitalization Bond Income	30.6 (1)	30.0	27.1
Technical provisions for insurance, pension plans and capitalization bonds	27.4 (1)	27.6	26.2
Income from VGBL Premiums	25.7 (1)	25.6	24.1
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	31.5 (1)	29.4	22.8
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Pension Plan Investment Portfolios (including VGBL)	28.9 (1)	29.2	28.5
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.0 (3)	19.3 (2)	16.0
Consortia – Source: Bacen
Real Estate	30.5 (4)	30.5	27.8
Auto	31.8 (4)	31.6	29.4
Trucks, Tractors and Agricultural Implements	17.5 (4)	18.2	17.5
International Area – Source: Bacen
Export Market	21.3	22.1	17.0
Import Market	20.5	20.6	13.7

(1)   Reference date: May/17;

(2)   Reference date: Jan/17;

(3)   Reference date: Feb/17; and

(4)   Reference date: Apr/17.

N/A – Not available.

76    Economic and Financial Analysis Report – June 2017

________Additional information

Market Share of Products and Services

Ratings

Standard & Poor's						Austin Rating
Global Scale - Issuer Credit Rating				National Scale		Corporate Governance	National Scale
Foreign Currency		Domestic Currency		Issuer Credit Rating
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term		Long-term	Short-term
BB	B	BB	B	brAA-	brA-1	AA+	brAAA	brA-1

Reserve Requirements

(1)     Collected in cash and not remunerated;

(2)     At Bradesco, reserve requirements are applied to Rural Loans;

(3)     Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 03, 2012, and TR + 70% of the Selic rate for deposits made as of May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.;

(4)     Collected in cash with the Special Clearance and Custody System (Selic) rate; and

(5)     As of May 8, 2017, the rate for compulsory deposit collection on time deposits was unified to 36%, i.e., there will be no additional rate.

Bradesco     77

________Additional information

Investments in Infrastructure, Information Technology and Telecommunications

Bradesco, always at the forefront of providing innovative technologies, focusing on the experience of its customers, marked the period with major projects:

•we launched Next, a full digital platform and an innovative business model, which aims to relate to hyperconnected people who want to have a new financial experience, with access to a differentiated language and form of interaction to manage their own money. With simple and straightforward language and an intelligent system, Next interacts with the customer through its behavior, using interactive solutions and turning money management into smart journeys, suggesting ways to achieve financial goals. The client can create goals, have a whip round, create a monthly budget and define the best way to distribute their expenses between categories. Next assists the users in this planning and warns them when they are not meeting the goal. It also offers financial products and services, always based on the specific need and the moment of life of the customer, so that he/she make a planning and use his/her resources in a profitable manner. By leaving money in the account for a certain period of time, for example, Next may suggest creating a new goal or an investment. The whole process of opening the account is digital, without the need to go to a branch. Next customers can use their cards at Bradesco's ATMs, 24-hour network and commercial establishments. In addition, it also has partnerships, such as with Apple and Uber, offering unique benefits to customers.

•in order to provide comfort and convenience to its customers, the Bradesco Celular channel has made available the Document Updating service through Bradesco Application, allowing to submit documents through the application and receive notifications of pending documents for current account opening;

•the customer traveling abroad may include the Travel Notice through the Cards application. Simply access the application, log in, choose the Travel Notice option, select the desired card and register;

•in the Internet Banking, we offer a new statement layout, with new options for Bradesco credit cards, providing a better visibility of the expenses for the customer. When accessing the statement, a pop-up is displayed to choose the card for consultation, besides providing information such as the expiration date and best date for purchases. The information is presented in charts of expenses with the totals of purchases made, organized by categories, which are determined by the branch of activity of the establishment.

•customers holding Private Label cards, offered in partnership with C&A, Americanas and Makro stores, can now request the issuance of digital invoices to customers, allowing them to receive, via email, the invoice for payment in the service channels, speeding up the availability of the document for the customer;

•for Bradesco Seguros clients, the Facebook contact channel was launched, a new feature that allows direct interaction. Moreover, the Day and Night Assistance application has incorporated new functions, such as (a) the claim pre-notice, allowing to geoposition the location of the accident, take photos, sketch the scene and send the phone to be contacted by the Call Center, besides sending documents, which facilitates the sending, via images/photos, of pending documentation related to the claim; and

•in recognition of such innovative work, Bradesco Organization was featured in the efinance 2017 Award, promoted by the Portal Executivos Financeiros. In addition to CIO of the Year award, Bradesco won in another 18 categories, with special emphasis on the HSBC Bank Brasil S.A. Integration.

As a necessary condition for its continuous growth, Bradesco invested, in the first semester of 2017, a total of R$2,786 million in Infrastructure, Information Technology and Telecommunications.

R$ million	1H17	2016	2015	2014	2013
Infrastructure	360	1,186	1,268	1,049	501
Information Technology and Telecommunications	2,426	5,409	4,452	3,949	4,341
Total	2,786	6,595	5,720	4,998	4,842

_

78    Economic and Financial Analysis Report – June 2017

________Additional information

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Bradesco’s business. The market’s dynamism encourages Bradesco to engage in the continuous improvement of this activity in pursuit of better practices, leading Bradesco to use its internal market risk models, which have been used to calculate regulatory capital since January 2013.

Bradesco controls corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. It also provides training for employees at every level of the Organization, from business areas to the Board of Directors.

The management process results in the proactive identification, measurement, mitigation, monitoring and reporting of risks, which is necessary when taking into account Bradesco’s complex financial products and activity profile.

Detailed information on the risk management process, Referential Equity, as well as Bradesco’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: bradescori.com.br.

Capital Management

The Capital Management structure aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco, through adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, Bradesco has a department responsible for capital management centralization, named Capital Management, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan, subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and Bradesco’s supporting areas.

On an annual basis, the capital plan is devised by Bradesco, which is approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management (ICAAP) Recovery Plan structure, an Capital Adequacy Assessment Internal Process (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, on the Investor Relations website: www.bradescori.com.br.

Bradesco      79

________Additional information

Basel Ratio

In June 2017, the Reference Equity of the Prudential Conglomerate reached R$103,050 million, as compared to risk-weighted assets of R$618,611 million. The Basel Ratio increased 1.4 p.p., from 15.3% in March 2017 to 16.7% in June 2017. Tier I Capital ratio reached 12.5% in June 2017, an increase of 0.5 p.p. in relation to March 2017.

Tier II recorded an increase in the quarterly comparison, mainly due to: (i) the eligibility of subordinated financial bills authorized by the Central Bank in June 2017, and partially offset by: (ii) subordinated debt operations becoming due.

R$ million	Basel III Prudential Conglomerate							
	June17	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15
Calculation Basis								
Regulatory Capital	**103,050**	**92,920**	**101,127**	**100,056**	**102,548**	**100,452**	**102,825**	**93,090**
Tier I	**77,322**	**73,123**	**78,763**	**77,655**	**79,377**	**76,704**	**77,507**	**73,577**
Common Equity	**71,949**	**67,915**	**73,747**	**72,655**	**79,377**	**76,704**	**77,507**	**73,577**
Shareholders' Equity	106,807	104,558	100,442	98,550	96,358	93,330	88,907	86,233
Non-controlling/Other	39	34	61	17	18	-	-	-
Phase-in arrangements provided for Resolution No 4,192/13 (1)	(34,898)	(36,677)	(26,756)	(25,912)	(16,999)	(16,626)	(11,400)	(12,656)
Additional Capital (2)	**5,374**	**5,207**	**5,016**	**5,000**	-	-	-	-
Tier II	**25,728**	**19,797**	**22,364**	**22,401**	**23,171**	**23,748**	**25,318**	**19,513**
Subordinated debt (before Resolution No 4,192/13)	8,730	9,650	12,560	13,693	14,796	16,725	19,513	19,513
Subordinated Debt (according to Resolution No. 4,192/13)	16,998	10,147	9,804	8,708	8,375	7,023	5,805	-
Risk-Weighted Assets (RWA)	**618,611**	**607,464**	**656,189**	**657,148**	**580,568**	**595,757**	**612,217**	**643,924**
Credit Risk	550,859	546,210	589,977	588,914	527,254	543,260	556,441	585,507
Operational Risk	47,222	48,157	50,444	50,444	38,502	38,502	37,107	37,107
Market Risk	20,530	13,097	15,768	17,791	14,813	13,996	18,670	21,310
Total Ratio	**16.7%**	**15.3%**	**15.4%**	**15.3%**	**17.7%**	**16.9%**	**16.8%**	**14.5%**
Tier I Capital	12.5%	12.0%	12.0%	11.9%	13.7%	12.9%	12.7%	11.4%
Common Equity	11.6%	11.2%	11.2%	11.1%	13.7%	12.9%	12.7%	11.4%
Additional Capital (2)	0.9%	0.8%	0.8%	0.8%	-	-	-	-
Tier II Capital	4.2%	3.3%	3.4%	3.4%	4.0%	4.0%	4.1%	3.0%
Subordinated debt (before Resolution No 4,192/13)	1.4%	1.6%	1.9%	2.1%	2.6%	2.8%	3.2%	3.0%
Subordinated Debt (according to Resolution No. 4,192/13)	2.7%	1.7%	1.5%	1.3%	1.4%	1.2%	0.9%	-

(1) Criteria used, as of October 2013 by Resolution No. 4,192/13 (including subsequent amendment); and

(2) In September 2016, considers subordinated debt authorized by Central Bank, in November 2016, to compose Tier I Capital.

80    Economic and Financial Analysis Report – June 2017

________Additional information

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should have an adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. With the update presented by CNSP Resolution No. 343/16, the Adjusted Shareholders’ Equity is valued economically, and should be calculated based on the book shareholders’ equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should have adjusted shareholders’ equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in May 2017 was R$9.9 billion.

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82     Economic and Financial Analysis Report – June 2017

          Independent Auditors’ Report

Independent Reasonable Assurance Report on the Supplementary Accounting information included within the Economic and Financial Analysis Report

To

Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the semester ended as at June 30, 2017 in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco’s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information within the Economic and Financial Analysis Report in the circumstances of the engagement, evaluating the appropriateness of the procedures used in the preparation of the supplementary accounting information and the reasobleness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. The reasonable assurance level is less than an audit.

84    Economic and Financial Analysis Report – June  2017

          Independent Auditors’ Report

Independent Reasonable Assurance Report on the Supplementary Accounting information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for Preparing the Supplementary Accounting Information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the semester ended June 30, 2017 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on June 30, 2017 and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, July 26, 2017

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

Bradesco     85

                   Independent Auditors’ Report

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86   Economic and Financial Analysis Report – June  2017

COMPLETE FINANCIAL STATEMENTS

1st SEMESTER OF 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Message to Shareholders

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first semester of 2017, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

With a solid performance focused on the interests of its customers and shareholders since 1943, Bradesco, one of the largest financial groups in Brazil, is present throughout the national territory and in strategic markets abroad. Always committed to the country's economic and social growth, Bradesco develops its activities with the highest levels of efficiency, permanently seeking excellence in customer service, products and services in an innovative way.

In Bradesco Organization, among the events that marked the period, we highlight the launching of the Next digital platform on June 5, 2017. An innovative project that complements the Bank's ecosystem of solutions and is aimed at a new market comprised by the hyperconnected people. To meet the demand of this era, which seeks new forms of relationships with financial institutions, the business unit provides the account opening, transactions, investments, credit card and other services through the mobile application. With the Next platform, Bradesco expands and strengthens the goal of promoting social inclusion and mobility, while maintaining its focus on the customer.

Economic Comment

The first semester of 2017 was marked by the expectation of an improvement in the economic scenario, with the reduction of interest rates and the slowdown in inflation that will allow the recovery of the real household income. Overall, the growth rate of the economy should remain stable. In this sense, the search for the implementation of fiscal and productivity adjustments follows, which may give flexibility to the economy and restore the confidence of market agents, increasing consumption and investments. In the external scenario, the world growth was positive, but moderate. Global inflation remains contained, implying a soft process of monetary normalization of the main economies.

1. Result in the Period

In the first semester of 2017, Bradesco recorded Net Income of R$7.982 billion, equivalent to R$1.31 per share and a profitability of 15.5% over the average Shareholders' Equity(*). The annualized return on Average Total Assets was 1.4%.

Taxes and contributions paid or recorded in provision, including social security, totaled R$17.554 billion in the semester, of which R$7.875 billion was related to taxes withheld and collected from third parties, and R$9.679 billion was calculated based on activities developed by the Bradesco Organization, equivalent to 121.3% of Net Income.

A gross interest on shareholders’ equity, of R$2.810 billion were allocated to shareholders in the period, of which R$1.723 billion were paid monthly and intermediary and R$1.087 billion were provisioned. Intermediate Interest on Shareholders’ Equity paid on July 17, 2017, represents approximately 10 times the amount of the monthly interest paid (net of Withholding Income Tax).

2. Capital and Reserves

At the end of the semester, the capital totaled R$59.100 billion. Added to the Equity Reserves of R$47.707 billion, it resulted in a Shareholders' Equity of R$106.807 billion, a 10.8% increase over the same period of previous year, corresponding to a book value per share of R$17.55.

On June 30, 2017, based on the price of its shares on the stock exchange, the Market Capitalization of Bradesco reached R$169.618 billion, equivalent to 1.6 times the Shareholders’ Equity.

Managed Shareholders' Equity is equivalent to 9.0% of Consolidated Assets, which totaled R$1.189 trillion, growth of 14.1% over June 2016. Thus, the solvency index was 16.7%, higher than the minimum of 10.8% regulated by Resolution no. 4,193/13 of the National Monetary Council, according to the Basel Committee. At the end of the semester, the immobilization index in relation to the Reference Equity reached 39.6% in the Prudential Conglomerate, within the maximum limit of 50%.

Securities classified as Held-to-Maturity Securities

In compliance with Article 8 of the Brazilian Central Bank Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under “held-to-maturity securities”.

3. Funding and Fund Management

The total resources funded and managed by Bradesco Organization as of June 30, 2017 totaled R$1.835 trillion, 20.1% higher than the same period of previous year, as follows:

86     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Message to Shareholders

R$496.743billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

R$776.647billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 28.7% increase;

R$289.509billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a growth of 0.9%;

R$233.640billion in Technical Provisions for Insurance, Pension Plans and Capitalization Bonds, up by 22.5%; and

R$38.043billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$11.500 billion.

4. Loan Operations

The balance of consolidated loan operations at the end of the semester in the expanded concept totaled R$493.566 billion, a 10.3% growth compared to the same period in 2016, including:

R$111.406billion in Consumer Financing, which includes R$24.405 billion in credits receivable from Credit Cards and R$41.191 billion in Payroll-Deductible Loans;

R$73.744billion in Sureties and Guarantees;

R$26.522billion referring to internal and external on-lending operations, originating mainly from Brazilian Development Bank (BNDES), standing out as one of the main on-lending agents;

R$2.364billion in Leasing;

R$22.151billion in Rural Area businesses;

R$9.964billion in Advances on Exchange Contracts, for a total Export Financing portfolio of US$14.020 billion; and

US$1.718billion in Import Finance in Foreign Currencies.

In the semester, Bradesco Organization allocated funds totaling R$51.950 billion in Real Estate Credit for the construction and acquisition of own homes, comprising 166,057 properties.

The consolidated balance of allowance for loan losses amounted to R$37.452 billion, equivalent to 10.0% of the total volume of loan operations, with an excess provision of R$6.914 billion in relation to the minimum required by the Brazilian Central Bank.

5. Bradesco Service Network

The Service Network of the Bradesco Organization, present throughout the national territory and in some strategic localities abroad, at the end of the semester, consisted of 60,673 service points, as follows:

8,989Branches and PAs (Service Branches) in Brazil (Branches: Bradesco – 5,062, Banco Bradesco Financiamentos – 2, Banco Bradesco BBI – 1, Banco Bradesco Cartões - 1, Banco Bradesco BERJ - 1, Banco Alvorada - 1; and PAs - 3,921);

3Branches abroad, with one Bradesco in New York, one Bradesco in Grand Cayman and one subsidiary Banco Bradesco Europa in London;

10Overseas Subsidiaries (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Europa S.A., in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc. and BRAM US LLC in New York; Bradesco Securities UK Limited, in London; Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Cidade Capital Markets Ltd. in Grand Cayman, and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Jalisco);

1,143Correspondents of Bradesco Promotora, in the segment of consigned credit;

38,596Bradesco Expresso service points;

994PAEs – in-company electronic service branches;

63Losango service points;

68External Terminals in the Bradesco Network; and

10,807ATMs in the Banco24Horas Network, with 35 terminals shared by both networks.

Bradesco      87

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Message to Shareholders

At the same time, there were 36,148 Bradesco self-service machines, strategically distributed throughout the country, of which 35,647 in operation, including weekends and holidays, besides 20,875 ATMs from Banco24Horas Network. It also had, in the vehicles segment, the presence of Bradesco Financiamentos at 12,300 points of resale.

Through the Digital Channels, such as Internet Banking, Bradesco Celular, Fone Fácil and Social Networks, clients have access to the Bank's several products and services, at any place and time, with convenience, practicality and security.

Bradesco currently has two large Digital Platforms, which serve clients from the Exclusive and Prime Segments, with a profile of relationship primarily digital. It also offers the Digital Branch Bradesco Private Bank, directed to the Private public, enabling clients to centralize their checking account and investments in a single place.

Complementing its Customer Service Network, it has the “next”, an autonomous digital platform available to the connected public, enabling, through a mobile APP, opening a current account, to make transactions, investments, statements by categories, expense control, credit card, among other services. The customer is served by an online chat in real time, 24 hours a day, including weekends, and by social networks. If the customer prefers, the service can be offered by telephone, contacting the next branch, all days of the week. For other services, withdrawals and consultations, it is supported by the Retail Branches, Bradesco’s ATMs and the Banco24Horas network.

6. Banco Bradesco BBI

BBI, an Investment Bank of the Organization, advises clients in primary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, such as debentures, promissory notes, CRIs, CRAs, real estate funds, FIDCs and bonds, among others, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In the semester, it carried out transactions with a volume greater than R$155.636 billion.

7. Grupo Bradesco Seguros

On June 30, 2017, Grupo Bradesco Seguros, reaffirming its outstanding market position in the Insurance, Capitalization Bonds and Pension Plans segments, recorded Net Income of R$2.644 billion and Shareholders' Equity of R$29.380 billion. Net written premiums of insurance, pension plan contributions and capitalization bond income totaled R$36.460 billion, an increase of 12.4% compared to the same period of previous year.

8. Corporate Governance

Since its foundation, in 1943, corporate governance practices are present in the management of Banco Bradesco. In 1946, its shares started being traded on Brazilian Stock Exchange and, as of 1997, started being traded in the US capital market, negotiating initially Tier I ADRs backed by preferred shares and, in the years 2001 and 2012, Tier II ADRs backed, respectively, by preferred and common shares. Also in 2001, it started trading GDRs (Global Depositary Receipts) in the European market (Latibex).

We highlight, among the practices adopted, the listing of the Bank, since 2001, to Level 1 Corporate Governance of B3 S.A. - Brasil, Bolsa, Balcão and since 2011, compliance with the Code of Self-Regulation and Best Practices for Publicly Held Companies of Abrasca.

Bradesco’s Management is made up of the Board of Directors, which has its own regulations and is comprised of eight board directors, and of its Board of Executive Officers. There is no accumulation of positions for the Chairman of these bodies since 1999, pursuant to statutory provision since 2012.

Seven committees advise the Board of Directors: Audit and Remuneration (statutory) and Ethical Conduct, Internal Controls and Compliance, Integrated Management of Risks and Allocation of Capital, Sustainability, Succession, and Appointment (non-statutory), and many executive committees assist activities of Board of Executive Officers. All of them have their own regulations.

The Fiscal Council, a permanent supervisory body, is made up of five effective members and an equal number of deputy members. Two permanent members and their deputy members, respectively, are appointed by the minority preferred shareholders and by non-controlling shareholders holding common shares.

In accordance with Instruction Nº 381/03 of the Brazilian Securities and Exchange Commission, the Bradesco Organization states that, in the semester, did not contract services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors comprised pre-agreed procedures or assurance for review of financial information, draws, review and system diagnosis. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests.

88     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Message to Shareholders

8.1. Policies of Transparency and Disclosure of Information

Bradesco had, in the first semester, 151 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 1,101 investors. It also held 4 teleconferences to present its result to institutional investors.

Information related to the Bradesco Organization, such as its profile, history, shareholder structure, Economic and Financial Analysis Reports, Bradesco Integrated Report, latest acquisitions, APIMEC meetings, and other information about the financial market are available at the Investor Relations website banco.bradesco/ir.

9. Integrated Risk Control

9.1 Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Organization’s business.

The Organization controls corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. It also provides training for employees at every level of the Organization, from business areas to the Board of Directors.

In face of the complexity and the range of products and services offered to its clients in all segments of the market, the Organization is exposed to various types of risks, either due to internal or external factors. Therefore, it is crucial to adopt continuous monitoring of all types of risks in order to give security and comfort to all the interested parties. Among the risks, we highlight: Credit, Counterpart Credit, Market, Operational, Subscription, Liquidity, Concentration, Social and Environmental, Strategy, Legal or Compliance, Reputation, Model and Contagion.

9.2 Internal Controls

The effectiveness of the internal controls of the Organization is sustained by qualified professionals, well defined and implemented processes and technology compatible with the business needs.

The Internal Control Methodology is aligned with the document issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), version 2013, called Internal Control – Integrated Framework, to the guidelines established by the Information Systems Audit and Control Association

(ISACA) through the Control Objectives for Information and Related Technology (COBIT 5), and with the procedures described by the Public Company Accounting Oversight Board (PCAOB) for the analysis of Entity Level Controls (ELC).

The existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization are certified by the area responsible for carrying out control adherence testing, and the results are reported to the Audit Committee and Internal Controls and Compliance Committee, as well as to the Board of Directors, with the purpose of providing security for the proper running of the business and to reach the objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to codes of conduct and of self-regulation applicable.

Prevention against Illicit Acts

At Bradesco, business and relationships are conducted with ethics, integrity and transparency, concepts that permeate the organizational culture, whose values and principles are ratified in the Codes of Conduct and supported by Senior Management.

Prevention and combat against illicit acts are exercised continuously. These risks are mitigated through policies, standards, procedures, training programs for professionals and controls that seek to promptly detect any operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

This system of control mechanisms is subject to constant evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, in Brazil and in countries where the Organization has business units. In this regard, we emphasize training activities on ethical conduct and money laundering prevention, financing of terrorism, corruption and bribery, in addition to the development and review of procedures and strengthening of controls related to public agents and politically exposed persons.

Independent Validation of Models of Management and Measurement of Risks and Capital

Bradesco uses internal models, developed from statistical, economic, financial, and mathematical theories, and the knowledge of experts, whose purpose is to support and facilitate the structuring of subjects, to standardize and speed up decisions, and to manage risks and capital.

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In order to detect, mitigate and control risks inherent in our internal models, which are associated with potential adverse consequences arising from decisions based on incorrect or obsolete parameters, inadequate calibration of models, failures in the development stage, or inappropriate use, there is the process of independent validation that stringently evaluates these aspects, challenging the methodology, the assumptions adopted, the data used, the use of the models, as well as the robustness of the environment in which they are implemented, reporting their results to managers, internal audit, and Internal Controls and Compliance Committee – CCIC and Integrated Risk and Capital Allocation Management Committee – COGIRAC.

Information Security

The Information Security in the Bradesco Organization is composed of a set of controls, represented by procedures, processes, organizational structures, policies, standards and information technology solutions. It intends to meet the basic principles of information security related to confidentiality, integrity and availability.

The Management Bodies of the Organization are involved in decisions on Information Security, by means of a Security Commission and the Executive Committee of Corporate Security.

10. Human Capital

At the Bradesco Organization, the Human Capital Management model is invariably driven by the equal valuation of people, without any type of discrimination.

It continuously seeks to improve the quality of service and the level of services provided, through the improvement, development and training of its employees, emphasizing its purpose of promoting continuing education through UniBrad – Bradesco Corporate University, keeping them in permanent harmony with the market, increasingly demanding and competitive. In the semester, 1,542 courses were held, with 340,898 people attending them.

The assistance benefits for the period comprised 241,620 people, ensuring the well-being, improving the quality of life and safety of employees and their dependents.

11. Sustainability in the Bradesco Organization

Bradesco Organization, since its origin, has a vision of sustainability in the way of doing business. Committed to the Country’s social and economic development, it seeks to grow in a continuous and sustainable manner, respecting the public with which it relates, communities, and the environment.

We set our business guidelines and strategies with a view of incorporating the best corporate sustainability practices, considering the features and the potential of each region, thus contributing to the generation of shared value. We highlight its participation in initiatives such as the Global Compact and the Sustainable Development Goals (SDG), the Equator Principles, CDP, Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC - Business for the Climate Platform).

Bradesco is recognized for its extensive work in business management, and once again present in the DJSI (Dow Jones Sustainability Indices) of the New York Stock Exchange and in other important Sustainability indices such as the ISE (Corporate Sustainability Index) and the ICO2 (Carbon Efficient Index), both part of B3 S.A. – Brasil, Bolsa, Balcão.

For more information about Bradesco’s initiatives, see the websites bradescosustentabilidade.com.br and banco.bradesco/ir.

Fundação Bradesco

The main focus of the Organization's social actions is the educational and assistance programs developed through Fundação Bradesco, which maintains 40 own Schools installed mainly in regions of high socio-economic deprivation, in all the Brazilian states and Federal District.

This year, its budget is estimated at R$625.944 million, of which R$554.505 million is destined to the costing of Activities Expenses and R$71.439 million to investments in Infrastructure and Educational Technology, which will allow it to offer free and quality education to: a) 104,228 students enrolled in its schools at Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 630 thousand students who must complete at least one of the several courses offered in their programming, in the modality of distance learning (EaD), through its e-Learning portal, and c) 15,040 people who will benefit through partnership projects and initiatives, including the Educa+Ação program and Technology courses. The more than 43 thousand students in Basic Education also receive free meals, medical-dental assistance, school material and uniforms.

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Message to Shareholders

Bradesco Sports and Education Program (Programa Bradesco Esportes e Educação)

The Bradesco Sports and Education Program has Training and Specialist Centers in the Municipality of Osasco, São Paulo, to support the development of children and teenagers through the teaching of women's volleyball and basketball. The activities are held in their own Sports Development Center, in Fundação Bradesco’s schools, in Municipal and State Sports Centers, private schools in an Unified Center of Arts and Sports - CEU and in a leisure club. Annually, two thousand girls take part, from 8 years old, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

12. Recognitions

Rankings - In the period, Bradesco Organization received the following acknowledgments:

•Bradesco is the most valuable Brazilian brand in the financial industry for the sixth consecutive year, according to a survey conducted by the WPP British consultancy, Kantar Vermeer, in partnership with IstoÉ Dinheiro magazine;

•Banco won the 1st place in the Financial Industry category and was featured among the 10 most innovative companies in Brazil, in the 3rd Valor Inovação Brasil yearbook, of the Valor Econômico newspaper and in the consultancy firm Network PwC;

•Bradesco won the effinance 2017 award, promoted by the magazine Executivos Financeiros, in the categories CIO of the Year, Back Office, Project Management, Byod Security, Business Integration, IT Governance, Foreign Currency in ATMs and Credit APP. Bradesco Seguros was featured in the categories of Infrastructure Management, Contact Center and Health APP;

•The Bank received the IT Executive of the Year award in the Banking category with the case BIA – Bradesco Artificial Intelligence – Branch Service Center – with Watson. The award is a result of the IT Media study in partnership with Korn Ferry, which highlights the professionals who succeeded in demonstrating in 2016 that IT is a strong ally of companies to reach their goals;

•Banco Bradesco and Grupo Bradesco Seguros were featured in the first edition of the Estadão Finanças Mais ranking of the O Estado de S. Paulo newspaper. The Bank ranked first in the Retail category, while the Insurance Group ranked first in the Pension Plans and Health categories;

•UniBrad – Bradesco's Corporate University received the GlobalCCU Awards 2017 in Paris, at the Global Council of Corporate Universities, which elects, every two years, the best practices and programs of corporate education in the world;

•Bradesco Cartões was featured for the 9th time in the XVIII Modern Consumer Award, as the winner in Customer Service Excellence category with Amex cards. Conducted by the Consumidor Moderno magazine in partnership with CIP – Centro de Inteligência Padrão and On You, the research recognizes those companies that are a reference in client relationship;

•Bradesco BBI was considered Brazil’s Best Investment Bank in 2017, in the edition of Global Finance magazine’s World’s Best Investment Banks;

•Bradesco BBI was awarded the Best Investment Bank in Brazil for the third consecutive time in the Awards for Excellence 2017 edition of Euromoney Magazine;

•Bram won the Leadership in Responsible Investment Award, reaching first place in ALAS 20. It also ranks among the best financial institutions in the categories Corporate Governance Leadership and Sustainability Research. Also received the level AMP-1 (very strong) from Standard & Poor’s, which is the highest in the scale of quality management of S&P Global Ratings; and the maximum rate MQ1 – Excellent, the highest in International scale of quality management from Moody’s Investor Service; and

•Bradesco Corretora has the most profitable portfolio for the year, achieving the best profitability in 2016 for its stock index portfolio in the Value Portfolio of the Valor Econômico newspaper.

Ratings – The risk ratings assigned to Bradesco continue to correspond to the highest ratings granted to Brazilian Banks by national and international rating agencies, as follows:

•Moody’s Investors Service: (i) long-term deposit rating in foreign currency, global scale, “Ba3”; (ii) long-term deposit rating in domestic currency, global scale, “Ba2”; (iii) short-term deposit rating in foreign and domestic currency, global scale, “NP”; (iv) long-term rating in domestic currency, national scale, “Aa1.br”, and (v) short-term rating in local currency, national scale, “BR-1”;

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•      Standard & Poor’s: (i) long-term issuer credit rating in foreign and domestic currency, global scale, “BB”; (ii) short-term issuer credit rating in foreign and domestic currency, global scale, “B”; (iii) long-term issuer credit rating, national scale, “brAA-”, and (iv) short-term issuer credit rating, national scale, “brA-1”;

•     Fitch Ratings: (i) viability rating “bb+”; support rating 3; (ii) long-term IDRs in foreign and domestic currency, global scale, “BB+”; (iii) short-term IDRs in foreign and domestic currency, global scale, “B”; (iv) long-term rating, national scale, “AAA”, and (v) short-term rating, national scale, “F1+(bra)”, and

•       Austin Rating: (i) long-term rating, national scale, “brAAA”, and (ii) short-term rating, national scale, “brA-1”.

13. Acknowledgments

The semester reflects the correctness, consistency and alignment with the market demands in Bradesco Organization's strategy, which continues with its commitment to exceed expectations and offer effectiveness, quality and safety to guarantee the best service. Due to the improvements and results, we are grateful for the support and confidence of our shareholders and clients, and the dedication and effort of our employees and other collaborators.

Cidade de Deus, July 26, 2017.

Board of Directors

and Board of Executive Officers

(*)     Excluding fair value effect of available-for-sale Securities recognized under Shareholders’ Equity.

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Consolidated Statement of Financial Position on June 30 – In thousand of Reais

Assets	2017	2016
Current assets	771,218,646	676,295,186
Cash and due from banks (Note 6)	13,377,562	32,363,576
Interbank investments (Notes 3d and 7)	176,454,819	138,409,373
Securities purchased under agreements to resell	171,299,636	131,267,968
Interbank investments	5,168,014	7,152,715
Allowance for losses	(12,831)	(11,310)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	289,702,919	247,755,553
Own portfolio	230,045,938	198,969,822
Subject to repurchase agreements	27,049,772	11,528,071
Derivative financial instruments (Notes 3f, 8d II and 32b)	14,959,492	21,928,750
Given in guarantee to the Brazilian Central Bank	83,599	64,738
Given in guarantee	16,865,092	12,029,539
Securities under resale agreements with free movement	699,026	3,234,633
Interbank accounts	68,833,178	49,204,190
Unsettled payments and receipts	1,274,939	971,017
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	67,472,257	48,164,352
- SFH - housing finance system	23,406	5,046
Correspondent banks	62,576	63,775
Interdepartmental accounts	110,732	101,863
Internal transfer of funds	110,732	101,863
Loans (Notes 3g, 10 and 32b)	137,070,625	125,144,189
Loans:
- Public sector	1,075,740	235,771
- Private sector	156,717,195	143,691,130
Loans transferred under an assignment with recourse	984,481	751,501
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(21,706,791)	(19,534,213)
Leasing (Notes 2, 3g, 10 and 32b)	1,108,774	1,243,966
Leasing receivables:
- Private sector	2,229,867	2,446,019
Unearned income from leasing	(1,023,583)	(1,092,329)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(97,510)	(109,724)
Other receivables	80,960,786	78,372,068
Receivables on sureties and guarantees honored (Note 10a-3)	416,316	140,621
Foreign exchange portfolio (Note 11a)	17,402,106	33,575,617
Receivables	1,892,578	1,682,601
Securities trading	1,047,191	1,642,897
Specific receivables	18,947	7,807
Insurance and reinsurance receivables and reinsurance assets – technical provisions	4,764,523	4,809,652
Sundry (Note 11b)	57,297,310	37,694,392
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(1,878,185)	(1,181,519)
Other assets (Note 12)	3,599,251	3,700,408
Other assets	2,970,686	2,503,533
Provision for losses	(1,320,248)	(950,061)
Prepaid expenses (Notes 3i and 12b)	1,948,813	2,146,936
Long-term receivables	388,479,457	346,864,621
Interbank investments (Notes 3d and 7)	1,128,277	295,645
Interbank investments	1,128,277	295,645
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	165,637,468	132,593,744
Own portfolio	127,165,693	105,089,993
Subject to repurchase agreements	27,405,783	22,271,646

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Consolidated Statement of Financial Position on June 30 – In thousand of Reais

Assets	2017	2016
Derivative financial instruments (Notes 3f, 8d II and 32b)	90,818	79,199
Privatization rights	46,517	50,565
Given in guarantee	2,938,461	3,615,291
Securities under resale agreements with free movement	7,990,196	1,487,050
Interbank accounts	802,502	715,319
Reserve requirement (Note 9):
- SFH - housing finance system	802,502	715,319
Loans (Notes 3g, 10 and 32b)	158,974,066	152,320,437
Loans:
- Public sector	2,000,000	3,000,000
- Private sector	163,361,536	151,037,708
Loans transferred under an assignment with recourse	7,292,471	7,312,944
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(13,679,941)	(9,030,215)
Leasing (Notes 2, 3g, 10 and 32b)	1,092,315	1,052,656
Leasing receivables:
- Private sector	2,339,749	2,241,340
Unearned income from leasing	(1,181,538)	(1,127,930)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(65,896)	(60,754)
Other receivables	59,843,112	58,238,771
Receivables	20,497	10,205
Securities trading	374,153	659,808
Sundry (Note 11b)	59,472,636	57,586,021
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(24,174)	(17,263)
Other assets (Note 12)	1,001,717	1,648,049
Prepaid expenses (Notes 3i and 12b)	1,001,717	1,648,049
Permanent assets	29,426,029	18,655,075
Investments (Notes 3j, 13 and 32b)	7,417,684	6,401,464
Investments in affiliates and jointly controlled:
- In Brazil	7,269,003	6,258,210
- Overseas	-	3,004
Other investments	403,434	388,566
Allowance for losses	(254,753)	(248,316)
Premises and equipment (Notes 3k and 14)	7,358,869	5,446,015
Premises	2,631,400	1,913,860
Other premises and equipment	12,377,833	10,466,269
Accumulated depreciation	(7,650,364)	(6,934,114)
Intangible assets (Notes 3l and 15)	14,649,476	6,807,596
Intangible Assets	27,008,380	16,753,267
Accumulated amortization	(12,358,904)	(9,945,671)
Total	1,189,124,132	1,041,814,882

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Financial Position on June 30 – In thousand of Reais

Liabilities	2017	2016
Current liabilities	786,553,459	683,461,306
Deposits (Notes 3n and 16a)	157,253,138	136,933,136
Demand deposits	30,607,724	23,222,153
Savings deposits	95,736,763	87,209,226
Interbank deposits	481,809	511,175
Time deposits (Notes 16a and 32b)	30,426,842	25,990,582
Securities sold under agreements to repurchase (Notes 3n and 16b)	222,759,897	185,827,306
Own portfolio	87,115,542	78,321,393
Third-party portfolio	124,405,286	102,855,740
Unrestricted portfolio	11,239,069	4,650,173
Funds from issuance of securities (Notes 16c and 32b)	72,477,559	69,885,771
Mortgage and real estate notes, letters of credit and others	71,479,699	65,912,036
Securities issued overseas	671,060	3,617,986
Structured Operations Certificates	326,800	355,749
Interbank accounts	1,449,706	1,209,399
Correspondent banks	1,449,706	1,209,399
Interdepartmental accounts	4,800,663	3,628,749
Third-party funds in transit	4,800,663	3,628,749
Borrowing (Notes 17a and 32b)	21,511,282	19,105,759
Borrowing in Brazil - other institutions	2,660	8,545
Borrowing overseas	21,508,622	19,097,214
On-lending in Brazil - official institutions (Notes 17b and 32b)	11,224,756	10,104,784
National treasury	64,143	44,438
BNDES	4,597,299	2,684,048
FINAME	6,561,724	7,373,289
Other institutions	1,590	3,009
On-lending overseas (Notes 17b and 32b)	-	1,250
On-lending overseas	-	1,250
Derivative financial instruments (Notes 3f, 8d II and 32b)	14,094,065	18,024,155
Derivative financial instruments	14,094,065	18,024,155
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	205,107,722	163,882,007
Other liabilities	75,874,671	74,858,990
Payment of taxes and other contributions	3,362,148	3,442,072
Foreign exchange portfolio (Note 11a)	7,105,535	25,425,824
Social and statutory	2,493,959	2,600,313
Tax and social security (Note 20a)	3,147,445	3,031,783
Securities trading	2,084,834	2,581,651
Financial and development funds	1,297	1,277
Subordinated debts (Notes 19 and 32b)	14,234,960	4,397,959
Sundry (Note 20b)	43,444,493	33,378,111
Long-term liabilities	294,861,578	261,078,372
Deposits (Notes 3n and 16a)	102,945,474	42,525,409
Interbank deposits	48,459	-
Time deposits (Notes 16a and 32b)	102,897,015	42,525,409
Securities sold under agreements to repurchase (Notes 3n and 16b)	13,784,487	40,425,634
Own portfolio	13,784,487	40,425,634
Funds from issuance of securities (Notes 16c and 32b)	56,528,974	42,931,362
Mortgage and real estate notes, letters of credit and others	54,146,258	40,170,787
Securities issued overseas	2,309,777	2,679,532
Structured Operations Certificates	72,939	81,043

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Consolidated Statement of Financial Position on June 30 – In thousand of Reais

Liabilities	2017	2016
Borrowing (Notes 17a and 32b)	1,922,072	4,675,157
Borrowing in Brazil - other institutions	1,935	11,340
Borrowing overseas	1,920,137	4,663,817
On-lending in Brazil - official institutions (Notes 17b and 32b)	21,888,871	23,646,199
BNDES	9,825,810	8,496,979
FINAME	12,063,061	15,149,220
Derivative financial instruments (Notes 3f, 8d II and 32b)	161,586	157,173
Derivative financial instruments	161,586	157,173
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	28,532,744	26,767,090
Other liabilities	69,097,370	79,950,348
Tax and social security (Note 20a)	3,815,641	7,845,130
Subordinated debts (Notes 19 and 32b)	16,818,082	32,677,397
Eligible Debt Capital Instruments (Notes 19 and 32b)	22,622,595	13,876,948
Sundry (Note 20b)	25,841,052	25,550,873
Deferred income	428,713	502,970
Deferred income	428,713	502,970
Non-controlling interests in subsidiaries (Note 22)	472,869	414,348
Shareholders' equity (Note 23)	106,807,513	96,357,886
Capital:
- Domiciled in Brazil	58,361,528	50,460,500
- Domiciled overseas	738,472	639,500
Capital reserves	11,441	11,441
Profit reserves	47,620,614	47,689,760
Asset valuation adjustments	515,972	(2,002,801)
Treasury shares (Notes 23d and 32b)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	107,280,382	96,772,234
Total	1,189,124,132	1,041,814,882

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Accumulated Income on June 30 - In thousand of Reais

	2017	2016
Revenue from financial intermediation	77,791,497	76,201,357
Loans (Note 10j)	37,653,150	34,483,751
Leasing (Note 10j)	144,686	160,744
Operations with securities (Note 8g)	22,343,842	20,396,506
Financial income from insurance, pension plans and capitalization bonds (Note 8g)	14,493,952	17,512,049
Derivative financial instruments (Note 8g)	(718,414)	5,039,143
Foreign exchange operations (Note 11a)	1,197,531	(3,832,063)
Reserve requirement (Note 9b)	2,683,447	2,574,665
Sale or transfer of financial assets	(6,697)	(133,438)

Expenses from financial intermediation	57,642,006	44,817,279
Retail and professional market funding (Note 16d)	30,609,521	29,098,184
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 16d)	9,610,905	10,542,746
Borrowing and on-lending (Note 17c)	2,631,053	(5,323,134)
Allowance for loan losses (Notes 3g, 10g and 10h)	14,790,527	10,499,483

Gross income from financial intermediation	20,149,491	31,384,078

Other operating income (expenses)	(9,209,203)	(11,462,168)
Fee and commission income (Note 24)	11,656,282	9,969,990
Other fee and commission income	7,938,193	6,811,791
Income from banking fees	3,718,089	3,158,199
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 21c)	36,320,481	32,291,058
Net written premiums	36,460,220	32,438,972
Reinsurance premiums paid	(139,739)	(147,914)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(15,583,382)	(13,553,969)
Retained claims (Note 3o)	(12,851,662)	(11,793,136)
Capitalization bond prize draws and redemptions (Note 3o)	(2,708,872)	(2,527,370)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(1,769,853)	(1,708,119)
Payroll and related benefits (Note 25)	(9,420,409)	(7,291,701)
Other administrative expenses (Note 26)	(9,339,827)	(7,989,218)
Tax expenses (Note 27)	(2,916,684)	(3,348,845)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 13b)	694,456	785,133
Other operating income (Note 28)	6,345,249	2,900,594
Other operating expenses (Note 29)	(9,634,982)	(9,196,585)
Operating income	10,940,288	19,921,910
Non-operating income (loss) (Note 30)	(292,461)	(16,460)
Income before income tax and social contribution and non-controlling interests	10,647,827	19,905,450
Income tax and social contribution (Notes 34a and 34b)	(2,602,519)	(11,590,346)
Current income tax	(3,552,958)	(5,656,217)
Current Social Contribution	(2,123,311)	(4,136,195)
Deferred Tax	3,073,750	(1,797,934)
Non-controlling interests in subsidiaries	(63,138)	(59,795)
Net income	7,982,170	8,255,309

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Statements of Changes in Shareholders’ Equity - In thousand of Reais

Events	Capital		Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
	Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644
Cancellation of Capital Increase by Subscription of Shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	(9,466)	-	(9,466)
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
Asset valuation adjustments	-	-	-	-	-	456,523	1,655,231	-	-	2,111,754
Net income	-	-	-	-	-	-	-	-	8,255,309	8,255,309
Allocations:
- Reserves	-	-	-	412,765	4,936,189	-	-	-	(5,348,954)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	-	(2,906,355)	(2,906,355)
Balance on June 30, 2016	51,100,000	-	11,441	6,465,714	41,224,046	(775,080)	(1,227,721)	(440,514)	-	96,357,886

Balance on December 31, 2016	51,100,000	-	11,441	6,807,128	43,641,474	(403,160)	(273,956)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
Asset valuation adjustments	-	-	-	-	-	766,716	426,372	-	-	1,193,088
Net income	-	-	-	-	-	-	-	-	7,982,170	7,982,170
Allocations:
- Reserves	-	-	-	399,109	4,772,903	-	-	-	(5,172,012)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(2,810,158)	(2,810,158)
Balance on June 30, 2017	59,100,000	-	11,441	7,206,237	40,414,377	363,556	152,416	(440,514)	-	106,807,513

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Added Value Accumulated on June 30 - In thousand of Reais

Description	2017	%	2016	%
1 – Revenue	76,162,694	323.2	72,595,902	234.3
1.1) Financial intermediation	77,791,497	330.1	76,201,357	245.9
1.2) Fees and commissions	11,656,282	49.5	9,969,990	32.2
1.3) Allowance for loan losses	(14,790,527)	(62.8)	(10,499,483)	(33.9)
1.4) Other	1,505,442	6.4	(3,075,962)	(9.9)
2 – Financial intermediation expenses	(42,851,479)	(181.8)	(34,317,796)	(110.7)
3 – Inputs acquired from third-parties	(7,446,496)	(31.6)	(6,457,011)	(20.8)
Outsourced services	(2,425,587)	(10.3)	(2,167,007)	(7.0)
Data processing	(1,014,819)	(4.3)	(683,054)	(2.2)
Communication	(834,196)	(3.5)	(749,550)	(2.4)
Asset maintenance	(556,527)	(2.4)	(448,809)	(1.4)
Financial system services	(521,407)	(2.2)	(459,305)	(1.5)
Security and surveillance	(416,863)	(1.8)	(331,807)	(1.1)
Transport	(382,322)	(1.6)	(329,110)	(1.1)
Material, water, electricity and gas	(348,849)	(1.5)	(336,171)	(1.1)
Advertising and marketing	(328,345)	(1.4)	(438,087)	(1.4)
Travel	(117,569)	(0.5)	(60,891)	(0.2)
Other	(500,012)	(2.1)	(453,220)	(1.5)
4 – Gross value added (1-2-3)	25,864,719	109.8	31,821,095	102.7
5 – Depreciation and amortization	(2,993,608)	(12.7)	(1,616,730)	(5.2)
6 – Net value added produced by the entity (4-5)	22,871,111	97.1	30,204,365	97.5
7 – Value added received through transfer	694,456	2.9	785,133	2.5
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	694,456	2.9	785,133	2.5
8 – Value added to distribute (6+7)	23,565,567	100.0	30,989,498	100.0
9 – Value added distributed	23,565,567	100.0	30,989,498	100.0
9.1) Personnel	8,301,209	35.2	6,421,251	20.7
Salaries	4,409,845	18.7	3,356,492	10.8
Benefits	2,208,583	9.4	1,569,914	5.1
Government Severance Indemnity Fund for Employees (FGTS)	478,899	2.0	376,125	1.2
Other	1,203,882	5.1	1,118,720	3.6
9.2) Tax, fees and contributions	6,638,403	28.2	15,809,641	51.0
Federal	6,191,404	26.3	15,424,865	49.8
State	5,205	-	6,542	-
Municipal	441,794	1.9	378,234	1.2
9.3) Remuneration for providers of capital	580,647	2.5	443,502	1.4
Rental	577,313	2.4	437,452	1.4
Asset leasing	3,334	-	6,050	-
9.4) Value distributed to shareholders	8,045,308	34.1	8,315,104	26.8
Interest on Shareholders’ Equity Dividends paid and/or provisioned	2,810,158	11.9	2,906,355	9.4
Retained earnings	5,172,012	21.9	5,348,954	17.3
Non-controlling interests in retained earnings	63,138	0.3	59,795	0.2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Statement of consolidated cash flows accrued on June 30 - In thousand of Reais

	2017	2016
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	10,647,827	19,905,450
Adjustments to net income before income tax and social contribution	29,161,375	32,544,361
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(348,871)	6,044,961
Allowance for loan losses	14,790,527	10,499,483
Depreciation and amortization	2,993,608	1,616,730
Impairment losses of financial assets	833,283	108,294
Expenses with civil, labor and tax provisions	1,267,115	2,118,801
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	9,610,905	10,542,746
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	(694,456)	(785,133)
(Gain)/loss on sale of investments	118	(164,518)
(Gain)/loss on sale of fixed assets	18,826	16,382
(Gain)/loss on sale of foreclosed assets	245,777	151,162
Foreign exchange variation of assets and liabilities overseas/Other	444,543	2,395,453
Net income before taxes after adjustments	39,809,202	52,449,811
(Increase)/Decrease in interbank investments	1,853,615	2,484,845
(Increase)/Decrease in trading securities and derivative financial instruments	(7,150,510)	(27,149,001)
(Increase)/Decrease in interbank and interdepartmental accounts	(2,142,508)	(2,466,248)
(Increase)/Decrease in loan and leasing	(891,750)	15,025,874
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	381,130	(329,643)
(Increase)/Decrease in other receivables and other assets	1,064,972	(16,832,153)
(Increase)/Decrease in reserve requirement - Central Bank	(9,435,726)	6,627,542
Increase/(Decrease) in deposits	25,962,934	(16,325,706)
Increase/(Decrease) in securities sold under agreements to repurchase	(5,434,547)	3,975,164
Increase/(Decrease) in funds from issuance of securities	(21,800,825)	3,270,585
Increase/(Decrease) in borrowings and on-lending	(1,649,021)	(12,804,735)
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	687,404	2,271,928
Increase/(Decrease) in other liabilities	(5,850,684)	20,686,588
Increase/(Decrease) in deferred income	(48,472)	(20,575)
Income tax and social contribution paid	(4,949,466)	(5,710,894)
Net cash provided by/(used in) operating activities	10,405,748	25,153,382
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	714,845	(1,794,741)
Sale of/maturity of and interest on available-for-sale securities	67,432,235	49,973,554
Proceeds from sale of foreclosed assets	334,137	292,047
Sale of investments	236	67,323
Sale of premises and equipment	295,001	383,608
Purchases of available-for-sale securities	(74,252,539)	(47,544,068)
Investment acquisitions	(1,510)	(10,548)
Purchase of premises and equipment	(596,234)	(909,978)
Intangible asset acquisitions	(660,710)	(788,964)
Dividends and interest on shareholders’ equity received	335,625	300,720
Net cash provided by/(used in) investing activities	(6,398,914)	(31,047)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	1,064,574	669,368
Interest on Shareholders’ Equity Paid	(4,720,677)	(4,087,439)
Non-controlling interest	(39,078)	(40,525)
Acquisition of own shares	-	(9,466)
Net cash provided by/(used in) financing activities	(3,695,181)	(3,468,062)
Net increase/(decrease) in cash and cash equivalents	311,653	21,654,273
Cash and cash equivalents - at the beginning of the period	181,230,427	147,261,434
Effect of Changes in Exchange Rates in Cash and Cash equivalents	348,871	(6,044,961)
Cash and cash equivalents - at the end of the period	181,890,951	162,870,746
Net increase/(decrease) in cash and cash equivalents	311,653	21,654,273

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), “Consolidation”. These statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), the Bacen, Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the carrying amount of leased premises and equipment less the residual value paid in advance are reclassified.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in subsidiary/affiliates or jointly controlled companies is presented in the investments and intangible assets lines (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on July 26, 2017.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On June 30
	Activity	Equity interest
		2017	2016
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.81%	99.81%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A. (1)	Banking	100.00%	-
Bradesco Administradora de Consórcios Ltda.(2)	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. (1)	Brokerage	99.97%	-
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A. (1) (3)	Banking	100.00%	-
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Argentina de Seguros S.A. (5)	Insurance	99.98%	99.98%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (1)	Capitalization bonds	99.97%	-
Kirton Seguros S.A. (1)	Insurance	98.08%	-
Kirton Vida e Previdência S.A. (1)	Pension plan/Insurance	100.00%	-
Odontoprev S.A. (5)	Dental care	50.01%	50.01%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Kirton Participações e Investimentos Ltda. (1)	Holding	100.00%	-
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (6)
Bradesco FI RF Toucan II	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.66%	99.92%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FIC FI Renda Fixa V-A	Investment Fund	100.00%	100.00%

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Notes to the Consolidated Financial Statements

	On June 30
	Activity	Equity interest
		2017	2016
Bradesco FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco Private FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. PGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F15	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL Fix	Investment Fund	100.00%	100.00%

(1) Companies originating from the acquisition, in July 2016, of HSBC Brasil;
(2) In May 2017, Kirton Administradora de Consórcios Ltda. was merged by Bradesco Administradora de Consórcios Ltda.;
(3) New name of HSBC Brasil (Kirton Bank);
(4) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(5) Based on financial information from the previous month; and
(6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3)      SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

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Notes to the Consolidated Financial Statements

Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The revenue of the capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is restated monetarily by the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

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Notes to the Consolidated Financial Statements

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recognized in the statement of income or shareholders’ equity.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 8 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified.

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 34.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

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Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 12b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 15.

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Notes to the Consolidated Financial Statements

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Notes 8c(6) and 8g.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 16.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

-The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-Regarding individual health care plan portfolio, mathematical reserve for unvested benefits (PMBaC) which is calculated using a 4.5% annual discount rate (5.1% in 2016), the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 4.5% (5.1% in 2016) per annum;

-The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

-For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters and in last 11 quarters to extended warranty segments to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

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-For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 semesters to determine a future projection per occurrence period;

-The reserve for unsettled claims (PSL), for life and health insurance, considers all claim notifications received up to the end of the reporting period, monetarily restated;

-For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of the expected payments to be received;

-The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

-The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

-The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-The other technical provisions (OPT) for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations;

-Other technical provisions (OPT) are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 4.5% (5.1% in 2016) per annum; and

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Notes to the Consolidated Financial Statements

-PEONA, PMBaC, PMBC and OPT provisions related to health insurance are calculated according to methodologies and assumptions established in actuarial technical notes approved by National Supplementary Healthcare Agency (ANS).

•       Pension plans and life insurance with survival coverage:

-The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-The mathematical reserve for unvested benefits (PMBaC) is recognized for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-The mathematical reserve for unvested benefits (PMBaC) related to pension plans and life insurance with survival coverage, as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period;

-The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation; and

-The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

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•       Capitalization bonds:

-      The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-      The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-      Reserve for ‘draws to be held’ (PSR) is recognized to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-      Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-      Reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•     Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•     Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•     Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•     Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 18.

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Notes to the Consolidated Financial Statements

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

4)      INFORMATION FOR THE PURPOSE OF COMPARABILITY

From July 2016, Bradesco began consolidating the consolidated financial statements of HSBC Bank Brasil S.A. and its subsidiaries (Note 35f). We present the main balances of the statement of financial position as of September 30, 2016 and statements of income for the period from July 1, 2016 to September 30, 2016:

R$ thousand
HSBC Brasil
Assets
Current and long-term assets	159,557,794
Cash and due from banks	1,773,609
Interbank investments	17,455,233
Securities and derivative financial instruments	46,082,476
Interbank and interdepartmental accounts	17,041,653
Loans and leasing	45,196,643
Other receivables	31,687,126
Other assets	321,054
Permanent assets	1,718,679
- Investments	44,244
- Premises and equipment	1,208,058
- Intangible assets	466,377
Total	161,276,473
Liabilities
Current and long-term liabilities	153,474,429
Demand, term and other deposits	64,876,504
Securities sold under agreements to repurchase	5,008,704
Funds from Acceptances and Issue of Securities	37,570,595
Interbank and interdepartmental accounts	1,261,678
Borrowing and on-lending	5,701,777
Derivative financial instruments	2,246,825
Technical provisions for insurance, pension plans and capitalization bonds	15,296,887
Other liabilities	21,511,459
Deferred income	6,010
Non-controlling interest in affiliates and controlled companies	19,633
Shareholders’ equity	7,776,401
Total	161,276,473

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R$ thousand
HSBC Brasil
Revenue from financial intermediation	6,026,518
Expenses from financial intermediation	(3,819,971)
Financial margin	2,206,547
Allowance for Loan Losses (ALL)	(1,187,495)
Gross income from financial intermediation	1,019,052
Income from insurance, pension plans and capitalization bonds	96,930
Fee and commission income	702,731
Personnel expenses	(1,136,594)
Other administrative expenses	(767,014)
Tax expenses	(242,233)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	30,215
Other operating income / expenses	393,999
Operating income	97,086
Non-operating income	(67,388)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	60,124
Net income	89,822

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

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5)      MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a)      Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of financial position and the Statements of Income – Accounting vs. Managerial:

	R$ thousand
	On June 30, 2017				On June 30, 2016
	Accounting Statement of Financial Position	Proportionately consolidated companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets
Current and long-term assets	1,159,698,103	22,736,396	79,563,151	1,261,997,650	1,023,159,807	6,567,501	56,152,957	1,085,880,265
Cash and due from banks	13,377,562	147,217	-	13,524,779	32,363,576	85,494	-	32,449,070
Interbank investments	177,583,096	486,640	(609,644)	177,460,092	138,705,018	332,053	(220,155)	138,816,916
Securities and derivative financial instruments	455,340,387	4,568,655	80,196,935	540,105,977	380,349,297	684,007	56,546,451	437,579,755
Interbank and interdepartmental accounts	69,746,412	-	-	69,746,412	50,021,372	-	-	50,021,372
Loans and leasing	333,795,918	449,941	-	334,245,859	308,496,154	445,009	-	308,941,163
Allowance for Loan Losses (ALL)	(37,452,497)	(83,296)	-	(37,535,793)	(29,933,688)	(85,289)	-	(30,018,977)
Other receivables and assets	147,307,225	17,167,239	(24,140)	164,450,324	143,158,078	5,106,227	(173,339)	148,090,966
Permanent Assets	29,426,029	(240,049)	-	29,185,980	18,655,075	708,613	-	19,363,688
Investments	7,417,684	(5,638,434)	-	1,779,250	6,401,464	(4,863,616)	-	1,537,848
Premises and equipment	7,358,869	214,178	-	7,573,047	5,446,015	235,645	-	5,681,660
Intangible assets	14,649,476	5,184,207	-	19,833,683	6,807,596	5,336,584	-	12,144,180
Total	1,189,124,132	22,496,347	79,563,151	1,291,183,630	1,041,814,882	7,276,114	56,152,957	1,105,243,953

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	R$ thousand
	On June 30, 2017				On June 30, 2016
	Accounting Statement of Financial Position	Proportionately consolidated companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities
Current and long-term liabilities	1,081,415,037	21,398,319	79,563,151	1,182,376,507	944,539,678	6,184,929	56,152,957	1,006,877,564
Deposits	260,198,612	(78,743)	-	260,119,869	179,458,545	(22,847)	-	179,435,698
Securities sold under agreements to repurchase	236,544,384	-	79,481,530	316,025,914	226,252,940	-	60,864,469	287,117,409
Funds from Issuance of Securities	129,006,533	-	2,503,037	131,509,570	112,817,133	-	-	112,817,133
Interbank and interdepartmental accounts	6,250,369	-	-	6,250,369	4,838,148	-	-	4,838,148
Borrowing and on-lending	56,546,981	-	-	56,546,981	57,533,149	-	-	57,533,149
Derivative financial instruments	14,255,651	-	(1,464,005)	12,791,646	18,181,328	-	(4,461,167)	13,720,161
Technical provisions from insurance, pension plans and capitalization bonds	233,640,466	-	-	233,640,466	190,649,097	-	-	190,649,097
Other liabilities	144,972,041	21,477,062	(957,411)	165,491,692	154,809,338	6,207,776	(250,345)	160,766,769
Deferred income	428,713	-	-	428,713	502,970	-	-	502,970
Non-controlling interests in subsidiaries	472,869	1,098,028	-	1,570,897	414,348	1,091,185	-	1,505,533
Shareholders’ equity	106,807,513	-	-	106,807,513	96,357,886	-	-	96,357,886
Total	1,189,124,132	22,496,347	79,563,151	1,291,183,630	1,041,814,882	7,276,114	56,152,957	1,105,243,953

	R$ thousand
	Accrued on June 30, 2017				Accrued on June 30, 2016
	Accounting Statement of Income	Proportionately consolidated companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	77,791,497	610,066	3,172,248	81,573,811	76,201,357	136,332	2,441,226	78,778,915
Expenses from financial intermediation	(42,851,479)	-	(4,506,295)	(47,357,774)	(34,317,796)	-	(3,321,120)	(37,638,916)
Financial margin	34,940,018	610,066	(1,334,047)	34,216,037	41,883,561	136,332	(879,894)	41,139,999
Allowance for loan losses	(14,790,527)	(51,371)	-	(14,841,898)	(10,499,483)	(138,657)	-	(10,638,140)
Gross income from financial intermediation	20,149,491	558,695	(1,334,047)	19,374,139	31,384,078	(2,325)	(879,894)	30,501,859
Income from insurance, pension plans and capitalization bonds	3,406,712	-	-	3,406,712	2,708,464	-	-	2,708,464
Fee and commission income	11,656,282	2,167,792	1,120,873	14,944,947	9,969,990	2,165,263	901,134	13,036,387
Personnel expenses	(9,420,409)	(369,077)	-	(9,789,486)	(7,291,701)	(344,195)	-	(7,635,896)
Other administrative expenses	(9,339,827)	(685,282)	279,395	(9,745,714)	(7,989,218)	(674,503)	208,184	(8,455,537)
Tax expenses	(2,916,684)	(239,113)	-	(3,155,797)	(3,348,845)	(242,642)	-	(3,591,487)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	694,456	(574,876)	-	119,580	785,133	(723,681)	-	61,452
Other operating income / expenses	(3,289,733)	(310,124)	(66,221)	(3,666,078)	(6,295,991)	81,224	(229,424)	(6,444,191)
Operating income	10,940,288	548,015	-	11,488,303	19,921,910	259,141	-	20,181,051
Non-operating income	(292,461)	(916)	-	(293,377)	(16,460)	(6,055)	-	(22,515)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,665,657)	(547,099)	-	(3,212,756)	(11,650,141)	(253,086)	-	(11,903,227)
Net income	7,982,170	-	-	7,982,170	8,255,309	-	-	8,255,309

 (1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.); and
 (2) Refers basically to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

116     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Statement of financial position and statements of income by segment – Managerial

In line with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On June 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	946,107,431	101,433,940	267,913,489	14,839	3,766,416	(57,238,465)	1,261,997,650
Cash and due from banks	12,567,864	2,125,227	314,813	7,743	136,050	(1,626,918)	13,524,779
Interbank investments	176,159,714	1,300,378	-	-	-	-	177,460,092
Securities and derivative financial instruments	270,065,127	15,260,965	255,434,811	1,655	2,843,685	(3,500,266)	540,105,977
Interbank and interdepartmental accounts	69,746,412	-	-	-	-	-	69,746,412
Loans and leasing	300,735,856	82,976,550	-	-	-	(49,466,547)	334,245,859
Allowance for Loan Losses (ALL)	(36,279,049)	(1,256,744)	-	-	-	-	(37,535,793)
Other receivables and assets	153,111,507	1,027,564	12,163,865	5,441	786,681	(2,644,734)	164,450,324
Permanent assets	105,944,177	37,912	12,551,404	1,873	957,357	(90,306,743)	29,185,980
Investments	82,590,917	-	9,285,144	-	209,932	(90,306,743)	1,779,250
Premises and equipment	5,944,108	24,104	1,572,530	287	32,018	-	7,573,047
Intangible assets	17,409,152	13,808	1,693,730	1,586	715,407	-	19,833,683
Total in 2017	1,052,051,608	101,471,852	280,464,893	16,712	4,723,773	(147,545,208)	1,291,183,630
Total in 2016	908,004,478	136,753,079	230,061,848	8,952	3,230,774	(172,815,178)	1,105,243,953

Liabilities
Current and long-term liabilities	942,824,853	52,914,445	242,811,933	5,667	1,058,074	(57,238,465)	1,182,376,507
Deposits	244,705,124	17,356,117	-	-	-	(1,941,372)	260,119,869
Securities sold under agreements to repurchase	309,852,622	6,224,212	-	-	-	(50,920)	316,025,914
Funds from issuance of securities	131,855,647	2,980,837	-	-	-	(3,326,914)	131,509,570
Interbank and interdepartmental accounts	6,250,369	-	-	-	-	-	6,250,369
Borrowing and on-lending	92,183,159	13,919,613	-	-	-	(49,555,791)	56,546,981
Derivative financial instruments	12,663,567	128,079	-	-	-	-	12,791,646
Technical provisions from insurance, pension plans and capitalization bonds	-	-	233,637,121	3,345	-	-	233,640,466
Other liabilities	145,314,365	12,305,587	9,174,812	2,322	1,058,074	(2,363,468)	165,491,692
Deferred income	406,567	-	22,146	-	-	-	428,713
Non-controlling interests in subsidiaries	2,012,675	48,557,407	37,630,814	11,045	3,665,699	(90,306,743)	1,570,897
Shareholders’ equity	106,807,513	-	-	-	-	-	106,807,513
Total in 2017	1,052,051,608	101,471,852	280,464,893	16,712	4,723,773	(147,545,208)	1,291,183,630
Total in 2016	908,004,478	136,753,079	230,061,848	8,952	3,230,774	(172,815,178)	1,105,243,953

Bradesco      117

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Notes to the Consolidated Financial Statements

	Accrued on June 30 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	67,991,899	1,979,695	12,130,646	-	139,799	(668,228)	81,573,811
Expenses from financial intermediation	(37,637,597)	(792,837)	(9,610,904)	-	-	683,564	(47,357,774)
Financial margin	30,354,302	1,186,858	2,519,742	-	139,799	15,336	34,216,037
Allowance for loan losses	(14,666,180)	(175,718)	-	-	-	-	(14,841,898)
Gross income from financial intermediation	15,688,122	1,011,140	2,519,742	-	139,799	15,336	19,374,139
Income from insurance, pension plans and capitalization bonds	-	-	3,403,679	2,395	-	638	3,406,712
Fee and commission income	13,671,609	143,793	1,016,475	-	183,472	(70,402)	14,944,947
Personnel expenses	(8,887,467)	(85,408)	(687,012)	(1,659)	(127,940)	-	(9,789,486)
Other administrative expenses	(9,025,061)	(136,740)	(790,999)	(1,437)	(93,436)	301,959	(9,745,714)
Tax expenses	(2,616,105)	(7,912)	(490,711)	(89)	(40,980)	-	(3,155,797)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	(10,565)	-	122,159	-	7,986	-	119,580
Other operating income / expenses	(2,943,560)	(31,938)	(566,106)	71	122,986	(247,531)	(3,666,078)
Operating income	5,876,973	892,935	4,527,227	(719)	191,887	-	11,488,303
Non-operating income	(300,634)	4,619	1,968	-	670	-	(293,377)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,019,520)	(253,300)	(1,884,751)	(8)	(55,177)	-	(3,212,756)
Net Income in 2017	4,556,819	644,254	2,644,444	(727)	137,380	-	7,982,170
Net Income in 2016	6,080,024	(431,947)	2,543,976	(17)	63,273	-	8,255,309

(1) The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6)      CASH AND CASH EQUIVALENTS

	On June 30 - R$ thousand
	2017	2016
Cash and due from banks in domestic currency	9,533,548	7,468,164
Cash and due from banks in foreign currency (1)	3,843,821	24,895,215
Investments in gold	193	197
Total cash and due from banks	13,377,562	32,363,576
Interbank investments (2)	168,513,389	130,507,170
Total cash and cash equivalents	181,890,951	162,870,746

(1) On June 30, 2016, includes cash and cash equivalents in foreign currency as to purchase and sale of shares agreement, whose payment was made on July 1, 2016 (Note 35f); and
(2) It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

118     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017	2016
	days	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	44,498,179	-	-	-	44,498,179	27,889,020
● Financial treasury bills	16,267,460	-	-	-	16,267,460	150,461
● National treasury notes	22,184,260	-	-	-	22,184,260	23,256,594
● National treasury bills	5,716,233	-	-	-	5,716,233	4,478,872
● Debentures	287,133	-	-	-	287,133	-
● Other	43,093	-	-	-	43,093	3,093
Funded position	123,591,278	931,775	-	-	124,523,053	102,932,242
● National treasury notes	45,495,559	881,724	-	-	46,377,283	43,226,047
● Financial treasury bills	48,863,413	-	-	-	48,863,413	18,253,786
● National treasury bills	29,232,306	50,051	-	-	29,282,357	41,452,409
Short position	1,400,541	877,863	-	-	2,278,404	446,706
● National treasury bills	1,400,541	877,863	-	-	2,278,404	446,706
Subtotal	169,489,998	1,809,638	-	-	171,299,636	131,267,968
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	2,495,317	1,725,520	947,177	1,128,277	6,296,291	7,448,360
● Provision for losses	(155)	(4,316)	(8,360)	-	(12,831)	(11,310)
Subtotal	2,495,162	1,721,204	938,817	1,128,277	6,283,460	7,437,050
Total in 2017	171,985,160	3,530,842	938,817	1,128,277	177,583,096
%	96.9	2.0	0.5	0.6	100.0
Total in 2016	135,468,415	2,706,368	234,590	295,645		138,705,018
%	97.7	1.9	0.2	0.2		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Accrued on June 30 - R$ thousand
	2017	2016
Income from investments in purchase and sale commitments:
• Own portfolio position	265,245	235,620
• Funded position	9,476,507	9,579,930
• Short position	358,857	139,624
Subtotal	10,100,609	9,955,174
Income from interest-earning deposits in other banks	239,555	423,976
Total (Note 8g)	10,340,164	10,379,150

Bradesco      119

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Notes to the Consolidated Financial Statements

8)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	On June 30 - R$ thousand
	Financial	Insurance and Capitalization bonds	Pension plans	Other Activities	2017	%	2016	%
Trading securities	54,487,377	15,067,370	158,088,916	20,582	227,664,245	49.9	189,526,731	49.8
- Government securities	29,981,580	11,610,696	143,695,808	20,582	185,308,666	40.6	135,281,560	35.5
- Corporate securities	9,480,267	3,444,235	14,380,767	-	27,305,269	6.0	32,237,222	8.5
- Derivative financial instruments (1) (5)	15,025,530	12,439	12,341	-	15,050,310	3.3	22,007,949	5.8
Available-for-sale securities	155,735,903	16,486,342	13,142,438	45,320	185,410,003	40.8	149,030,056	39.2
- Government securities	96,633,672	14,798,136	11,493,256	35,166	122,960,230	27.0	92,778,458	24.4
- Corporate securities	59,102,231	1,688,206	1,649,182	10,154	62,449,773	13.8	56,251,598	14.8
Held-to-maturity securities (2)	12,262,241	5,160,517	24,843,381	-	42,266,139	9.3	41,792,510	11.0
- Government securities	29,038	5,160,517	24,843,381	-	30,032,936	6.6	29,098,948	7.7
- Corporate securities	12,233,203	-	-	-	12,233,203	2.7	12,693,562	3.3
Total	222,485,521	36,714,229	196,074,735	65,902	455,340,387	100.0	380,349,297	100.0

- Government securities	126,644,290	31,569,349	180,032,445	55,748	338,301,832	74.2	257,158,966	67.6
- Corporate securities	95,841,231	5,144,880	16,042,290	10,154	117,038,555	25.8	123,190,331	32.4
Total	222,485,521	36,714,229	196,074,735	65,902	455,340,387	100.0	380,349,297	100.0

120     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On June 30 - R$ thousand
	2017							2016
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	18,402,959	2,384,439	2,386,706	31,313,273	54,487,377	61,059,286	(6,571,909)	53,830,655	(10,741,219)
Financial treasury bills	-	318,749	1,674,359	12,844,572	14,837,680	14,838,760	(1,080)	13,255,747	(3,414)
National treasury notes	799	-	119,486	6,700,373	6,820,658	6,673,864	146,794	5,838,883	77,304
Financial bills	655,172	1,291,056	184,354	567,248	2,697,830	2,689,430	8,400	4,583,238	6,708
Debentures	21,453	179,920	359	1,639,770	1,841,502	2,083,722	(242,220)	2,296,334	(148,489)
National treasury bills	89,428	21,788	101,514	7,772,138	7,984,868	7,966,321	18,547	1,026,307	1,087
Brazilian foreign debt notes	216	-	1,774	5,947	7,937	7,963	(26)	1,431,787	8,839
Derivative financial instruments (1) (5)	14,708,585	138,868	87,259	90,818	15,025,530	21,474,852	(6,449,322)	21,985,449	(10,591,840)
Other	2,927,306	434,058	217,601	1,692,407	5,271,372	5,324,374	(53,002)	3,412,910	(91,414)
- Insurance companies and capitalization bonds	3,104,812	218,779	841,902	10,901,877	15,067,370	15,064,849	2,521	7,932,597	2,564
Financial treasury bills	-	21,499	262,789	9,731,007	10,015,295	10,015,295	-	4,358,649	-
Financial bills	-	143,773	144,978	38,490	327,241	327,241	-	656,564	-
Other	3,104,812	53,507	434,135	1,132,380	4,724,834	4,722,313	2,521	2,917,384	2,564
- Pension plans	3,270,254	3,257,223	5,768,815	145,792,624	158,088,916	158,088,916	-	127,336,757	5,246
Financial treasury bills	-	317,090	876,312	45,177,225	46,370,627	46,370,627	-	50,761,328	-
National treasury notes	21,092	-	35,783	57,115,970	57,172,845	57,172,845	-	32,362,260	-
National treasury bills	45,407	4,886	385,599	39,716,445	40,152,337	40,152,337	-	25,745,355	5,246
Financial bills	968,614	2,594,670	4,047,375	870,069	8,480,728	8,480,728	-	12,646,224	-
Debentures	13,700	179,679	359,031	2,802,036	3,354,446	3,354,446	-	2,649,878	-
Other	2,221,441	160,898	64,715	110,879	2,557,933	2,557,933	-	3,171,712	-
- Other activities	-	-	2,560	18,022	20,582	20,589	(7)	426,722	-
Financial treasury bills	-	-	2,560	18,022	20,582	20,589	(7)	14,994	-
Other	-	-	-	-	-	-	-	411,728	-
Total	24,778,025	5,860,441	8,999,983	188,025,796	227,664,245	234,233,640	(6,569,395)	189,526,731	(10,733,409)
Derivative financial instruments (liabilities) (5)	(13,493,991)	(433,922)	(166,152)	(161,586)	(14,255,651)	(10,932,677)	(3,322,974)	(18,181,328)	(1,799,932)

Bradesco      121

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (6)	On June 30 - R$ thousand
	2017							2016
	1 to 30	31 to 180	181 to 360	More than 360	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
	days	days	days	days
- Financial	9,742,929	2,388,267	21,401,434	122,203,273	155,735,903	155,633,290	102,613	122,660,083	(3,739,425)
National treasury bills	1,018,605	427,492	18,789,162	61,531,720	81,766,979	80,324,467	1,442,512	28,667,733	57,058
Debentures	406,283	650,285	1,106,830	35,967,015	38,130,413	38,920,084	(789,671)	32,948,881	(833,357)
National treasury notes	-	-	-	10,407,305	10,407,305	10,034,584	372,721	37,671,757	(240,907)
Foreign corporate securities	181,871	51,163	625,264	10,264,465	11,122,763	11,332,816	(210,053)	10,568,535	(1,702,048)
Shares	6,648,914	-	-	-	6,648,914	7,382,324	(733,410)	6,127,154	(812,040)
Foreign government bonds	-	788,135	763,343	-	1,551,478	1,561,094	(9,616)	1,891,118	(30,326)
Promissory Notes	303,107	459,041	4,198	53,939	820,285	821,406	(1,121)	1,653,856	11,576
Certificates of real estate receivables	29,180	-	-	1,092,289	1,121,469	1,155,432	(33,963)	1,018,314	(232,919)
Other	1,154,969	12,151	112,637	2,886,540	4,166,297	4,101,083	65,214	2,112,735	43,538
- Insurance companies and capitalization bonds	1,738,056	-	305,883	14,442,403	16,486,342	16,427,304	59,038	13,880,409	(392,563)
National treasury notes	100,197	-	-	11,291,700	11,391,897	11,627,444	(235,547)	8,329,327	(661,424)
Shares	1,331,730	-	-	-	1,331,730	1,104,283	227,447	1,311,577	269,284
National treasury bills	-	-	304,795	3,047,587	3,352,382	3,289,552	62,830	4,169,559	21,143
Other	306,129	-	1,088	103,116	410,333	406,025	4,308	69,946	(21,566)
- Pension plans	1,619,971	491	-	11,521,976	13,142,438	12,143,286	999,152	12,386,744	796,173
National treasury notes	64,702	-	-	11,356,034	11,420,736	10,459,607	961,129	10,473,164	682,318
Shares	1,555,269	-	-	-	1,555,269	1,521,654	33,615	1,523,747	113,843
Debentures	-	-	-	93,914	93,914	89,547	4,367	90,498	(2,624)
Other	-	491	-	72,028	72,519	72,478	41	299,335	2,636
- Other activities	10,154	-	24,272	10,894	45,320	40,102	5,218	102,820	5,398
Other	10,154	-	24,272	10,894	45,320	40,102	5,218	102,820	5,398
Subtotal	13,111,110	2,388,758	21,731,589	148,178,546	185,410,003	184,243,982	1,166,021	149,030,056	(3,330,417)
Hedge - cash flow (Note 8f)	-	-	-	-	-	-	21,282	-	122,649
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(319,569)	-	(147,687)
Total	13,111,110	2,388,758	21,731,589	148,178,546	185,410,003	184,243,982	867,734	149,030,056	(3,355,455)

122     Economic and Financial Analysis Report – June 2017

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Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2)	On June 30 - R$ thousand
	2017							2016
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
- Financial	-	5,601	5,021	12,251,619	12,262,241	11,755,695	(506,546)	12,720,737	(1,869,516)
Certificates of real estate receivables	-	5,601	5,021	12,222,581	12,233,203	11,726,479	(506,724)	12,693,562	(1,871,395)
Other	-	-	-	29,038	29,038	29,216	178	27,175	1,879
- Insurance companies and capitalization bonds	-	-	-	5,160,517	5,160,517	5,705,518	545,001	4,928,128	240,774
National treasury notes	-	-	-	5,111,576	5,111,576	5,640,775	529,199	4,928,128	240,774
Financial treasury bills	-	-	-	48,941	48,941	64,743	15,802	-	-
- Pension plans	-	-	-	24,843,381	24,843,381	27,414,386	2,571,005	24,143,645	2,420,620
National treasury notes	-	-	-	24,843,381	24,843,381	27,414,386	2,571,005	24,143,645	2,420,620
Total	-	5,601	5,021	42,255,517	42,266,139	44,875,599	2,609,460	41,792,510	791,878

Bradesco       123

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Notes to the Consolidated Financial Statements

c)   Breakdown of the portfolios by financial statement classification

Securities	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2017 (3) (4)	Total in 2016 (3) (4)
	days	days	days	days
Own portfolio	23,060,294	8,022,469	12,552,568	313,576,300	357,211,631	304,059,815
Fixed income securities	10,803,704	8,022,469	12,552,568	313,576,300	344,955,041	293,398,796
● National treasury notes	335,492	-	478,952	113,595,007	114,409,451	104,059,271
● Financial treasury bills	-	601,973	2,369,632	66,853,493	69,825,098	65,848,850
● National treasury bills	1,153,441	435,309	2,743,561	68,890,606	73,222,917	38,936,676
● Debentures	445,296	1,063,391	1,466,220	40,580,888	43,555,795	38,123,658
● Financial bills	1,628,548	4,029,500	4,376,707	1,473,999	11,508,754	17,952,149
● Certificates of real estate receivables	29,180	5,601	5,021	13,503,434	13,543,236	13,917,038
● Foreign government bonds	-	788,135	763,343	330,355	1,881,833	2,266,976
● Foreign corporate securities	1,484,888	131,182	135,711	6,731,473	8,483,254	1,412,374
● Brazilian foreign debt securities	12,113	-	3,275	592,938	608,326	1,468,683
● Promissory Notes	303,107	459,041	206,245	306,547	1,274,940	1,653,856
● Bank deposit certificates	118,159	508,260	3,619	44,469	674,507	1,972,768
● Other	5,293,480	77	282	673,091	5,966,930	5,786,497
Equity securities	12,256,590	-	-	-	12,256,590	10,661,019
● Shares of listed companies	1,557,599	-	-	-	1,557,599	1,525,981
Shares of other companies	10,698,991	-	-	-	10,698,991	9,135,038
Restricted securities	95,476	93,463	18,096,766	56,103,519	74,389,224	49,559,850
Subject to repurchase agreements	55,878	11,387	14,823,245	39,565,045	54,455,555	33,799,717
● National treasury bills	-	4,781	14,172,772	35,057,470	49,235,023	12,879,477
● Foreign corporate securities	55,878	6,606	569,541	4,064,447	4,696,472	9,708,545
● National treasury notes	-	-	327	263,399	263,726	9,657,891
● Brazilian foreign debt securities	-	-	-	3,575	3,575	515,323
● Financial treasury bills	-	-	80,605	176,154	256,759	1,038,481
Brazilian Central Bank	-	14,075	69,524	-	83,599	64,738
● National treasury bills	-	14,075	69,524	-	83,599	59,662
● Other	-	-	-	-	-	5,076
Privatization rights	-	-	-	46,517	46,517	50,565
Guarantees provided	39,598	68,001	3,203,997	16,491,957	19,803,553	15,644,830

124     Economic and Financial Analysis Report – June 2017

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Notes to the Consolidated Financial Statements

Securities	On June 30 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2017 (3) (4)	Total in 2016 (3) (4)
	days	days	days	days
● National treasury notes	-	-	13,514	11,568,209	11,581,723	8,534,144
● National treasury bills	-	-	2,688,213	2,126,954	4,815,167	4,899,525
● Financial treasury bills	-	68,001	502,270	2,794,985	3,365,256	2,202,984
● Other	39,598	-	-	1,809	41,407	8,177
Derivative financial instruments (1) (5)	14,733,365	138,868	87,259	90,818	15,050,310	22,007,949
Securities subject to unrestricted repurchase agreements	-	-	-	8,689,222	8,689,222	4,721,683
● National treasury bills	-	-	-	6,682,457	6,682,457	3,148,291
● National treasury notes	-	-	-	1,734,685	1,734,685	1,573,392
● Financial treasury bills	-	-	-	272,080	272,080	-
Total	37,889,135	8,254,800	30,736,593	378,459,859	455,340,387	380,349,297
%	8.3	1.8	6.8	83.1	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 8d II); and
(6) In the first semester of 2017, there were Impairment losses of financial assets in the amount of R$833,283 thousand, related to securities classified in the category "Available-for-Sale Securities" (R$108,294 thousand in 2016).

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Notes to the Consolidated Financial Statements

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

126     Economic and Financial Analysis Report – June 2017

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On June 30 - R$ thousand
	2017		2016
	Reference value	Net amount	Reference value	Net amount
Futures contracts
Purchase commitments:	159,200,720	-	103,752,719	-
- Interbank market	106,564,494	2,446,235	75,873,880	14,673,056
- Foreign currency	52,586,084	-	27,863,377	-
- Other	50,142	-	15,462	10,155
Sale commitments:	165,675,492	-	124,595,817	-
- Interbank market (1)	104,118,259	-	61,200,824	-
- Foreign currency (2)	61,478,973	8,892,889	63,389,686	35,526,309
- Other	78,260	28,118	5,307	-

Option contracts
Purchase commitments:	24,809,185	-	14,015,824	-
- Interbank market	13,245,179	10,574,362	8,229,897	138,142
- Foreign currency	11,285,617	1,646,871	5,785,927	3,840,657
- Other	278,389	-	-	-
Sale commitments:	21,139,860	-	10,037,071	-
- Interbank market	2,670,817	-	8,091,755	-
- Foreign currency	9,638,746	-	1,945,270	-
- Other	8,830,297	8,551,908	46	46

Forward contracts
Purchase commitments:	12,297,961	-	20,342,333	-
- Foreign currency	11,784,574	-	16,927,882	5,521,851
- Other	513,387	13,868	3,414,451	1,997,865
Sale commitments:	16,254,153	-	12,822,617	-
- Foreign currency	15,754,634	3,970,060	11,406,031	-
- Other	499,519	-	1,416,586	-

Swap contracts
Assets (long position):	73,627,402	-	73,777,502	-
- Interbank market	7,936,977	5,599,559	18,652,848	5,209,314
- Fixed rate	51,922,671	21,065,185	43,907,461	18,799,095
- Foreign currency	12,440,983	-	8,964,476	1,580,632
- IGPM	437,700	-	1,121,950	-
- Other	889,071	-	1,130,767	-
Liabilities (short position):	49,911,825	-	50,552,939	-
- Interbank market	2,337,418	-	13,443,534	-
- Fixed rate	30,857,486	-	25,108,366	-
- Foreign currency (2)	13,846,145	1,405,162	7,383,844	-
- IGPM	710,000	272,300	1,223,500	101,550
- Other	2,160,776	1,271,705	3,393,695	2,262,928

Derivatives include operations maturing in D+1.

(1) Includes, cash flow hedges to protect CDI-related funding totaling R$4,603,132 thousand (2016 - R$1,171,885 thousand) (Note 8f); and
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$48,677,787 thousand (2016 – R$45,106,549 thousand).

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On June 30 - R$ thousand
	2017			2016
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps (1)	19,750,382	(6,396,785)	13,353,597	20,204,175	(10,605,802)	9,598,373
Adjustment receivable - future	13,382	-	13,382	4,215,103	-	4,215,103
Receivable forward purchases	654,841	-	654,841	5,279,291	-	5,279,291
Receivable forward sales	626,747	-	626,747	2,693,312	-	2,693,312
Premiums on exercisable options	454,280	(52,537)	401,743	207,908	13,962	221,870
Total assets (A)	21,499,632	(6,449,322)	15,050,310	32,599,789	(10,591,840)	22,007,949
Adjustment payables - swaps	(8,530,214)	(3,348,041)	(11,878,255)	(5,857,842)	(1,794,671)	(7,652,513)
Adjustment payables - future	(205,948)	-	(205,948)	(4,461,156)	-	(4,461,156)
Payable forward purchases	(1,001,656)	-	(1,001,656)	(4,321,914)	-	(4,321,914)
Payable forward sales/other	(698,620)	-	(698,620)	(1,554,787)	-	(1,554,787)
Premiums on written options	(496,239)	25,067	(471,172)	(185,697)	(5,261)	(190,958)
Total liabilities (B)	(10,932,677)	(3,322,974)	(14,255,651)	(16,381,396)	(1,799,932)	(18,181,328)

Net Effect (A-B)	10,566,955	(9,772,296)	794,659	16,218,393	(12,391,772)	3,826,621

(1)   Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Reference Value)

	On June 30 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2017	2016
	days	days	days	days
Futures contracts (1)	73,607,723	7,086,776	130,440,226	113,741,487	324,876,212	228,348,536
Option contracts	21,921,484	9,777,747	7,855,106	6,394,708	45,949,045	24,052,895
Forward contracts	16,738,216	5,522,309	4,178,616	2,112,973	28,552,114	33,164,950
Swap contracts (1)	5,200,967	12,779,541	7,637,459	97,921,260	123,539,227	124,330,441
Total in 2017	117,468,390	35,166,373	150,111,407	220,170,428	522,916,598
Total in 2016	192,889,812	19,118,832	55,131,107	142,757,071		409,896,822

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On June 30 - R$ thousand
	2017	2016
Government securities
National treasury bills	2,994,173	1,625,552
National treasury notes	4,614,789	4,999,565
Financial treasury bills	-	50,407
Total	7,608,962	6,675,524

V)  Revenues and expenses, net

	Accrued on June 30 - R$ thousand
	2017	2016
Swap contracts (1)	356,397	1,415,481
Forward contracts	(663,409)	302,631
Option contracts	(156,219)	(202,221)
Futures contracts (1) (2)	(697,699)	7,242,970
Foreign exchange variation of assets and liabilities overseas	442,516	(3,719,718)
Total (Note 8g)	(718,414)	5,039,143

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and
(2) Includes, in 2016, the results and respective adjustment to the fair value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the fair value of the hedge object (Note 35f).

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On June 30 - R$ thousand
	2017	2016
B3 (stock exchange)	305,061,353	254,084,035
B3 (over-the-counter)	166,497,363	125,207,553
Overseas (stock exchange) (1)	44,100,246	11,764,357
Overseas (over-the-counter) (1)	7,257,636	18,840,877
Total	522,916,598	409,896,822

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)   Credit Default Swaps (CDS)

On June 30, 2017, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$220,210 thousand (R$128,392 thousand in 2016) and “bonds of the Brazilian public debt” in the amount of R$363,902 thousand (R$144,441 thousand in 2016) and the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt” is R$(16,541) thousand, amounting to a total net credit risk value of R$567,571 thousand (R$272,833 thousand in 2016), with an effect on the calculation of required shareholders’ equity of R$23,122 thousand (R$14,123 thousand in 2016). The contracts related to credit derivatives transactions described above are due in 2022. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(616) thousand (R$90 thousand in 2016). There were no credit events, as defined in the agreements, during the period.

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Notes to the Consolidated Financial Statements

f)    Cash flow hedge

On June 30, 2017, Bradesco used cash flow hedges to protect the cash flow from receipts of interest on investments in securities, related to the risk of a variable interest rate of the DI, using DI Futures contracts in B3, amounting to R$16,383,339 thousand (R$19,962,802 thousand in 2016), having as object of hedge the securities backed in DI, to the sum of R$18,046,986 thousand (R$19,588,712 thousand in 2016), maturing in 2018, making the cash flow fixed in advance. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$204,456 thousand (2016 - R$127,096 thousand), net of tax effects was R$122,674 thousand (R$76,257 thousand in 2016). On June 30, 2017, Bradesco constituted hedge accounting, with the aim of protecting its cash flows from payment of interest rates on funds, regarding the floating interest rate of DI, being traded DI Future contracts on B3 totaling R$4,603,132 thousand (R$1,171,885 thousand in 2016), having as object of hedge captures linked to DI, totaling R$4,594,907 thousand (R$1,242,274 thousand in 2016) and maturities between 2018 and 2020, converting to fixed cash flows. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$(28,839) thousand (2016 - R$4,447 thousand), net of tax effects was R$(17,303) thousand (R$2,668 thousand in 2016). The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

g)   Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Accrued on June 30 - R$ thousand
	2017	2016
Fixed income securities (1)	11,233,595	10,085,476
Interbank investments (Note 7b)	10,340,164	10,379,150
Equity securities (2)	770,083	(68,120)
Subtotal	22,343,842	20,396,506
Income from insurance, pension plans and capitalization bonds	14,493,952	17,512,049
Income from derivative financial instruments (Note 8d V)	(718,414)	5,039,143
Total	36,119,380	42,947,698

(1) During the first semester of 2017, it includes the losses through impairment of financial assets (primarily debentures) in the amount of R$833,283 thousand; and
(2) During the first semester of 2016, it includes the losses through impairment of shares in the amount of R$108,294 thousand.

9)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	On June 30 - R$ thousand
	Remuneration	2017	2016
Compulsory deposit – demand deposits	not remunerated	4,820,146	4,022,563
Compulsory deposit – savings deposits	savings index	19,270,779	17,476,005
Compulsory deposit – time deposits	Selic rate	38,155,072	13,472,464
Additional compulsory deposit – savings deposits	Selic rate	5,226,260	4,784,372
Additional compulsory deposit – time deposits	Selic rate	-	8,408,948
Reserve requirement – SFH	TR + interest rate	825,908	720,365
Total		68,298,165	48,884,717

b)   Revenue from reserve requirement

	Accrued on June 30 - R$ thousand
	2017	2016
Reserve requirement – Bacen (Compulsory deposit)	2,654,557	2,551,760
Reserve requirement – SFH	28,890	22,905
Total	2,683,447	2,574,665

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Notes to the Consolidated Financial Statements

10)    LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On June 30 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2017 (A)	% (5)	Total in 2016 (A)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	18,357,443	11,966,859	9,202,609	19,142,073	25,566,463	67,205,519	151,440,966	36.0	140,762,448	37.2
Financing	4,164,908	3,221,427	3,455,867	12,418,686	17,325,073	87,021,571	127,607,532	30.4	115,359,691	30.4
Agricultural and agribusiness loans	2,389,711	1,406,708	972,500	3,773,231	3,977,710	9,130,009	21,649,869	5.2	19,373,633	5.1
Subtotal	24,912,062	16,594,994	13,630,976	35,333,990	46,869,246	163,357,099	300,698,367	71.6	275,495,772	72.7
Leasing	120,222	109,226	105,470	279,925	457,111	1,083,851	2,155,805	0.5	2,252,010	0.6
Advances on foreign exchange contracts (2)	1,357,514	1,662,347	1,693,846	2,764,299	2,218,085	-	9,696,091	2.3	8,378,681	2.2
Subtotal	26,389,798	18,366,567	15,430,292	38,378,214	49,544,442	164,440,950	312,550,263	74.4	286,126,463	75.5
Other receivables (3)	11,407,711	6,712,586	2,624,404	4,863,689	4,109,609	1,078,184	30,796,183	7.3	24,105,844	6.4
Total loans	37,797,509	25,079,153	18,054,696	43,241,903	53,654,051	165,519,134	343,346,446	81.7	310,232,307	81.9
Sureties and guarantees (4)	4,554,023	1,639,721	1,545,815	6,406,379	13,138,864	46,459,066	73,743,868	17.6	66,479,722	17.5
Loan assignment - real estate receivables certificate	39,325	39,323	39,321	113,167	168,891	567,825	967,852	0.2	1,095,387	0.3
Acquisition of credit card receivables	729,278	400,819	212,049	227,290	69,574	-	1,639,010	0.4	1,054,370	0.3
Loans available for import (4)	60,264	92,711	99,772	37,071	9,309	-	299,127	0.1	66,249	-
Confirmed exports loans (4)	121	377	1,071	496	40,000	-	42,065	-	91,001	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	88,696	88,696	-	92,179	-
Total in 2017	43,180,520	27,252,104	19,952,724	50,026,306	67,080,689	212,634,721	420,127,064	100.0
Total in 2016	38,924,186	25,094,811	16,397,727	39,195,921	55,027,123	204,471,447			379,111,215	100.0

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	On June 30 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2017 (B)	% (5)	Total in 2016 (B)	% (5)
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,568,384	1,327,854	1,154,614	3,126,071	4,643,301	11,820,224	83.0	12,297,389	89.4
Financing	320,099	291,772	157,958	320,290	270,204	1,360,323	9.6	959,303	7.0
Agricultural and agribusiness loans	21,210	27,260	35,185	50,282	118,559	252,496	1.8	187,816	1.4
Subtotal	1,909,693	1,646,886	1,347,757	3,496,643	5,032,064	13,433,043	94.4	13,444,508	97.8
Leasing	9,073	8,500	6,973	15,260	10,210	50,016	0.4	47,000	0.3
Advances on foreign exchange contracts (2)	24,531	4,129	218,991	18,370	2,298	268,319	1.9	40,586	0.3
Subtotal	1,943,297	1,659,515	1,573,721	3,530,273	5,044,572	13,751,378	96.7	13,532,094	98.4
Other receivables (3)	6,254	198,852	136,248	34,725	97,847	473,926	3.3	222,452	1.6
Total in 2017	1,949,551	1,858,367	1,709,969	3,564,998	5,142,419	14,225,304	100.0
Total in 2016	3,206,680	1,789,794	1,439,619	3,247,958	4,070,495			13,754,546	100.0

	On June 30 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2017 (C)	% (5)	Total in 2016 (C)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	727,234	648,555	603,915	1,457,216	2,436,953	5,949,919	11,823,792	67.5	11,513,694	66.6
Financing	240,262	209,759	196,959	542,101	875,099	3,163,351	5,227,531	29.9	5,314,488	30.8
Agricultural and agribusiness loans	1,431	2,999	3,781	16,679	40,162	183,638	248,690	1.4	260,592	1.5
Subtotal	968,927	861,313	804,655	2,015,996	3,352,214	9,296,908	17,300,013	98.8	17,088,774	98.9
Leasing	8,839	9,107	7,782	22,856	35,730	74,360	158,674	0.9	168,090	1.0
Subtotal	977,766	870,420	812,437	2,038,852	3,387,944	9,371,268	17,458,687	99.7	17,256,864	99.9
Other receivables (3)	3,947	3,203	2,930	7,314	10,022	16,755	44,171	0.3	18,484	0.1
Total in 2017	981,713	873,623	815,367	2,046,166	3,397,966	9,388,023	17,502,858	100.0
Total in 2016	1,077,700	940,846	850,856	2,258,735	3,390,833	8,756,378			17,275,348	100.0

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Total
	Total in 2017 (A+B+C)	% (5)	Total in 2016(A+B+C)	% (5)
Discounted trade receivables and loans (1)	175,084,982	38.8	164,573,531	40.1
Financing	134,195,386	29.7	121,633,482	29.7
Agricultural and agribusiness loans	22,151,055	4.9	19,822,041	4.8
Subtotal	331,431,423	73.4	306,029,054	74.6
Leasing	2,364,495	0.5	2,467,100	0.6
Advances on foreign exchange contracts (2) (Note 11a)	9,964,410	2.2	8,419,267	2.1
Subtotal	343,760,328	76.1	316,915,421	77.3
Other receivables (3)	31,314,280	6.9	24,346,780	5.9
Total loans	375,074,608	83.0	341,262,201	83.2
Sureties and guarantees (4)	73,743,868	16.3	66,479,722	16.2
Loan assignment - real estate receivables certificate	967,852	0.2	1,095,387	0.3
Acquisition of credit card receivables	1,639,010	0.4	1,054,370	0.3
Loans available for import (4)	299,127	0.1	66,249	-
Confirmed exports loans (4)	42,065	-	91,001	-
Co-obligation from assignment of rural loan (4)	88,696	-	92,179	-
Total in 2017	451,855,226	100.0
Total in 2016			410,141,109	100.0

(1) Including credit card loans and advances on credit card receivables of R$16,355,388 thousand (R$16,444,207 thousand in 2016);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$24,313,631 thousand (R$19,942,174 thousand in 2016);
(4) Recognized in off-balance sheet accounts; and
(5) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Discounted trade receivables and loans	22,664,824	75,885,386	12,946,966	27,524,492	8,093,444	5,488,154	3,129,247	2,693,176	16,659,293	175,084,982	46.7	164,573,531	48.2
Financing	78,266,352	21,847,814	18,066,160	8,370,940	2,924,310	1,270,677	527,000	464,146	2,457,987	134,195,386	35.8	121,633,482	35.7
Agricultural and agribusiness loans	6,379,302	3,748,223	9,001,774	1,823,069	690,642	217,061	37,036	21,757	232,191	22,151,055	5.9	19,822,041	5.8
Subtotal	107,310,478	101,481,423	40,014,900	37,718,501	11,708,396	6,975,892	3,693,283	3,179,079	19,349,471	331,431,423	88.4	306,029,054	89.7
Leasing	326,459	458,145	1,263,058	81,695	61,383	33,921	9,771	25,633	104,430	2,364,495	0.6	2,467,100	0.7
Advances on foreign exchange contracts (2)	3,446,765	1,768,648	1,891,833	2,289,177	218,438	259,914	18,678	1,522	69,435	9,964,410	2.7	8,419,267	2.5
Subtotal	111,083,702	103,708,216	43,169,791	40,089,373	11,988,217	7,269,727	3,721,732	3,206,234	19,523,336	343,760,328	91.7	316,915,421	92.9
Other receivables	4,042,001	19,599,418	2,596,348	3,507,881	329,350	90,580	92,274	48,564	1,007,864	31,314,280	8.3	24,346,780	7.1
Total in 2017	115,125,703	123,307,634	45,766,139	43,597,254	12,317,567	7,360,307	3,814,006	3,254,798	20,531,200	375,074,608	100.0
%	30.7	32.9	12.2	11.6	3.3	2.0	1.0	0.9	5.5	100.0
Total in 2016	81,448,857	119,765,076	60,662,805	40,967,950	10,265,231	5,318,211	3,373,491	2,748,090	16,712,490			341,262,201	100.0
%	23.9	35.1	17.8	12.0	3.0	1.6	1.0	0.8	4.9			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and
(2) Note 11a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	On June 30 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Installments not yet due	-	-	1,099,964	3,037,103	2,432,791	1,756,920	1,417,256	1,539,861	6,218,963	17,502,858	100.0	17,275,348	100.0
1 to 30	-	-	144,897	180,799	112,032	75,545	66,036	65,895	336,509	981,713	5.6	1,077,700	6.2
31 to 60	-	-	111,366	157,990	99,052	65,586	66,519	57,352	315,758	873,623	5.0	940,846	5.4
61 to 90	-	-	92,743	142,223	98,648	63,020	59,141	54,973	304,619	815,367	4.7	850,856	4.9
91 to 180	-	-	161,775	339,445	261,834	200,289	164,514	147,260	771,049	2,046,166	11.7	2,258,735	13.1
181 to 360	-	-	218,786	525,835	427,925	428,978	366,773	240,073	1,189,596	3,397,966	19.4	3,390,833	19.6
More than 360	-	-	370,397	1,690,811	1,433,300	923,502	694,273	974,308	3,301,432	9,388,023	53.6	8,756,378	50.8
Past-due installments (2)	-	-	677,179	1,016,774	1,175,639	1,123,878	1,163,259	1,062,315	8,006,260	14,225,304	100.0	13,754,546	100.0
1 to 14	-	-	262,098	124,916	103,443	101,676	26,299	62,697	210,582	891,711	6.3	1,826,674	13.3
15 to 30	-	-	407,836	227,152	102,365	59,363	40,738	30,996	189,390	1,057,840	7.4	1,380,006	10.0
31 to 60	-	-	7,245	646,949	277,557	120,112	142,835	71,665	592,004	1,858,367	13.1	1,789,794	13.0
61 to 90	-	-	-	12,999	666,006	319,990	150,196	83,049	477,729	1,709,969	12.0	1,439,619	10.5
91 to 180	-	-	-	4,758	26,268	507,058	778,259	785,646	1,463,009	3,564,998	25.1	3,247,958	23.6
181 to 360	-	-	-	-	-	15,679	24,932	28,262	4,976,587	5,045,460	35.4	3,993,991	29.0
More than 360	-	-	-	-	-	-	-	-	96,959	96,959	0.7	76,504	0.6
Subtotal	-	-	1,777,143	4,053,877	3,608,430	2,880,798	2,580,515	2,602,176	14,225,223	31,728,162		31,029,894
Specific provision	-	-	17,772	121,616	360,843	864,240	1,290,257	1,821,524	14,225,223	18,701,475		16,299,715

(1) Percentage of maturities by type of installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Installments not yet due	115,125,703	123,307,634	43,988,996	39,543,377	8,709,137	4,479,509	1,233,491	652,622	6,305,977	343,346,446	100.0	310,232,307	100.0
1 to 30	7,100,224	17,997,117	4,211,340	6,271,224	704,507	574,226	114,410	66,125	758,336	37,797,509	11.0	35,587,770	11.5
31 to 60	5,284,321	10,971,879	3,360,738	4,340,875	420,496	180,288	60,192	37,020	423,344	25,079,153	7.3	24,051,293	7.8
61 to 90	4,999,206	7,255,106	1,887,510	3,159,161	293,567	78,275	36,440	27,471	317,960	18,054,696	5.3	15,242,080	4.9
91 to 180	13,487,906	16,755,828	5,331,163	5,663,121	648,570	535,146	93,935	168,018	558,216	43,241,903	12.6	34,529,471	11.1
181 to 360	15,823,883	21,040,368	6,262,839	6,932,955	1,433,233	759,405	285,778	108,947	1,006,643	53,654,051	15.6	45,744,348	14.7
More than 360	68,430,163	49,287,336	22,935,406	13,176,041	5,208,764	2,352,169	642,736	245,041	3,241,478	165,519,134	48.2	155,077,345	50.0
Generic provision	-	616,537	439,889	1,186,301	870,913	1,343,852	616,745	456,834	6,305,977	11,837,048		9,079,746
Total in 2017 (2)	115,125,703	123,307,634	45,766,139	43,597,254	12,317,567	7,360,307	3,814,006	3,254,798	20,531,200	375,074,608
Existing provision	-	695,860	502,746	1,483,407	1,892,632	5,452,992	3,762,097	3,131,563	20,531,200	37,452,497
Minimum required provision	-	616,537	457,661	1,307,917	1,231,756	2,208,092	1,907,002	2,278,358	20,531,200	30,538,523
Excess provision (3)	-	79,323	45,085	175,490	660,876	3,244,900	1,855,095	853,205	-	6,913,974
Total in 2016 (2)	81,448,857	119,765,076	60,662,805	40,967,950	10,265,231	5,318,211	3,373,491	2,748,090	16,712,490			341,262,201
Existing provision	-	869,637	848,599	2,603,314	3,066,808	2,652,866	2,357,241	2,679,000	16,712,490			31,789,955
Minimum required provision	-	598,910	606,628	1,229,038	1,026,524	1,595,464	1,686,745	1,923,662	16,712,490			25,379,461
Excess provision (4)	-	270,727	241,971	1,374,276	2,040,284	1,057,402	670,496	755,338	-			6,410,494

(1) Percentage of maturities by type of installment;
(2) The total includes performing loans of R$343,346,446 thousand (R$310,232,307 thousand in 2016) and non-performing loans of R$31,728,162 thousand (R$31,029,894 thousand in 2016);
(3) Up to December 31, 2016, the excess provision was allocated prioritizing the operations with higher risk ratings, limited to the minimum percentage of provisioning of the subsequent rating. As of January 2017, the allocation of the excess provision will prioritize the operations that are in the higher risk ratings, but limited to 100% of the risk value; and
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$1,856,267 thousand as of June 30, 2016. Pursuant to Resolution No. 4,512/16, the amount of R$604,623 thousand was allocated to a specific account in January 2017.

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	On June 30 - R$ thousand
	2017	% (1)	2016	% (1)
Largest borrower	8,083,213	2.2	8,329,219	2.4
10 largest borrowers	30,854,198	8.2	30,349,969	8.9
20 largest borrowers	47,158,666	12.6	45,140,006	13.2
50 largest borrowers	69,048,720	18.4	65,199,798	19.1
100 largest borrowers	86,436,740	23.0	79,677,403	23.3

(1) Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	On June 30 - R$ thousand
	2017	%	2016	%
Public sector	8,081,522	2.2	8,331,289	2.4
Oil, derivatives and aggregate activities	8,081,522	100.0	8,329,219	100.0
Production and distribution of electricity		-	651	-
Services		-	1,419	-
Private sector	366,993,086	97.8	332,930,912	97.6
Companies	196,668,157	52.4	185,578,356	54.4
Real estate and construction activities	29,665,326	15.1	30,291,108	16.3
Retail	21,528,041	10.9	22,083,629	11.9
Services	17,827,415	9.1	18,281,004	9.9
Transportation and concession	14,735,277	7.5	15,896,228	8.6
Automotive	12,865,841	6.5	11,717,159	6.3
Food products	10,469,874	5.3	7,491,015	4.0
Wholesale	9,726,602	4.9	8,624,198	4.6
Production and distribution of electricity	7,865,649	4.0	7,832,008	4.2
Iron and steel industry	7,566,006	3.8	6,781,671	3.7
Sugar and alcohol	7,004,304	3.6	5,904,745	3.2
Holding	5,835,271	3.0	5,794,352	3.1
Capital goods	4,493,802	2.3	2,938,007	1.6
Pulp and paper	3,881,806	2.0	3,741,740	2.0
Chemical	3,683,140	1.9	3,418,861	1.8
Cooperative	3,911,770	2.0	2,165,043	1.2
Financial	3,396,929	1.7	3,642,635	2.0
Leisure and tourism	2,812,210	1.4	3,040,517	1.6
Textiles	2,374,860	1.2	2,401,198	1.3
Agriculture	2,498,668	1.3	2,028,163	1.1
Oil, derivatives and aggregate activities	2,348,986	1.2	1,858,807	1.0
Other industries	22,176,380	11.3	19,646,268	10.6
Individuals	170,324,929	45.4	147,352,556	43.2
Total	375,074,608	100.0	341,262,201	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	On June 30 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2017 YTD (2)	% 2016 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	115,125,703	115,125,703	30.6	30.6	23.9
A	-	-	-	123,307,634	123,307,634	32.9	63.5	59.0
B	677,179	1,099,964	1,777,143	43,988,996	45,766,139	12.2	75.7	76.8
C	1,016,774	3,037,103	4,053,877	39,543,377	43,597,254	11.6	87.3	88.8
Subtotal	1,693,953	4,137,067	5,831,020	321,965,710	327,796,730	87.3
D	1,175,639	2,432,791	3,608,430	8,709,137	12,317,567	3.3	90.6	91.8
E	1,123,878	1,756,920	2,880,798	4,479,509	7,360,307	2.0	92.6	93.3
F	1,163,259	1,417,256	2,580,515	1,233,491	3,814,006	1.0	93.6	94.3
G	1,062,315	1,539,861	2,602,176	652,622	3,254,798	0.9	94.5	95.1
H	8,006,260	6,218,963	14,225,223	6,305,977	20,531,200	5.5	100.0	100.0
Subtotal	12,531,351	13,365,791	25,897,142	21,380,736	47,277,878	12.7
Total in 2017	14,225,304	17,502,858	31,728,162	343,346,446	375,074,608	100.0
%	3.8	4.7	8.5	91.5	100.0
Total in 2016	13,754,546	17,275,348	31,029,894	310,232,307	341,262,201
%	4.0	5.1	9.1	90.9	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	On June 30 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess provision (2)	Existing	% 2017 YTD (1)	% 2016 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	616,537	616,537	79,323	695,860	0.6	0.7
B	1.0	6,772	11,000	17,772	439,889	457,661	45,085	502,746	1.1	1.4
C	3.0	30,503	91,113	121,616	1,186,301	1,307,917	175,490	1,483,407	3.4	6.4
Subtotal		37,275	102,113	139,388	2,242,727	2,382,115	299,898	2,682,013	0.8	1.4
D	10.0	117,564	243,279	360,843	870,913	1,231,756	660,876	1,892,632	15.4	29.9
E	30.0	337,164	527,076	864,240	1,343,852	2,208,092	3,244,900	5,452,992	74.1	49.9
F	50.0	581,629	708,628	1,290,257	616,745	1,907,002	1,855,095	3,762,097	98.6	69.9
G	70.0	743,621	1,077,903	1,821,524	456,834	2,278,358	853,205	3,131,563	96.2	97.5
H	100.0	8,006,260	6,218,963	14,225,223	6,305,977	20,531,200	-	20,531,200	100.0	100.0
Subtotal		9,786,238	8,775,849	18,562,087	9,594,321	28,156,408	6,614,076	34,770,484	73.5	71.5
Total in 2017		9,823,513	8,877,962	18,701,475	11,837,048	30,538,523	6,913,974	37,452,497	10.0
%		26.2	23.7	49.9	31.6	81.5	18.5	100.0
Total in 2016		9,172,363	7,127,352	16,299,715	9,079,746	25,379,461	6,410,494	31,789,955		9.3
%		28.9	22.4	51.3	28.6	79.8	20.2	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk; and
(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$1,856,267 thousand as of June 30, 2016. Pursuant to Resolution No. 4,512/16, the amount of R$604,623 thousand was allocated to a specific account in “"Other Liabilities - Sundry” (Note 20b), in January 2017.

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2017	2016
- Specific provision (1)	22,386,423	14,196,821
- Generic provision (2)	10,737,580	8,811,051
- Excess provision (3) (4)	7,490,351	6,408,728
- Loans	4,429,361	5,714,544
- Guarantees provided (4)	3,060,990	694,184
Opening balance on December 31	40,614,354	29,416,600
Accounting for allowance for loan losses (5)	14,790,527	10,499,483
Accounting for/reversal of provisions for guarantees provided (4)	(3,060,990)	1,162,084
Net write-offs/other	(14,891,394)	(9,288,212)
Closing balance on June 30	37,452,497	31,789,955
- Specific provision (1)	18,701,475	16,299,715
- Generic provision (2)	11,837,048	9,079,746
- Excess provision (3)	6,913,974	6,410,494
- Loans	6,913,974	4,554,227
- Guarantees provided	-	1,856,267

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 10f);
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand. In accordance with Resolution No. 4,512/16, in January 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 20b), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision”; and
(5) Includes, in the first semester of 2017, the formation of allowance for loan losses, in the amount of R$2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item.

h)   Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Accrued on June 30 - R$ thousand
	2017	2016
Amount recognized (1) (2)	12,334,160	11,661,567
Amount recovered (3) (4)	(3,613,145)	(2,328,863)
Allowance for Loan Losses expense net of amounts recovered	8,721,015	9,332,704

(1) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of ALL “excess provision”;
(2) Refers, in the first semester of 2017, to the formation of allowance for loan losses, in the amount of R$14,790,527 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$2,456,367 thousand (Note 10g);

(3) Classified in income from loans (Note 10j); and
(4) In the first semester of 2017, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$3,324,546 thousand, with effect on income in the amount of R$35,393 thousand.

i)    Changes in the renegotiated portfolio

	R$ thousand
	2017	2016
Opening balance on December 31	17,501,423	12,728,723
Amount renegotiated	8,967,012	7,189,551
Amount received	(5,246,690)	(3,513,892)
Write-offs	(3,025,781)	(2,535,123)
Closing balance on June 30	18,195,964	13,869,259
Allowance for loan losses	13,710,615	9,084,751
Percentage on renegotiated portfolio	75.3%	65.5%

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j)    Income from loans and leasing

	Accrued on June 30 - R$ thousand
	2017	2016
Discounted trade receivables and loans	24,660,926	23,663,897
Financing	8,541,308	7,577,322
Agricultural and agribusiness loans	837,771	913,669
Subtotal	34,040,005	32,154,888
Recovery of credits charged-off as losses	3,613,145	2,328,863
Subtotal	37,653,150	34,483,751
Leasing, net of expenses	144,686	160,744
Total	37,797,836	34,644,495

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	On June 30 - R$ thousand
	2017	2016
Assets – other receivables
Exchange purchases pending settlement	13,857,981	8,658,659
Foreign exchange and forward documents in foreign currencies	17,894	-
Exchange sale receivables	3,568,514	25,208,159
(-) Advances in domestic currency received	(202,110)	(392,366)
Income receivable on advances granted	159,827	101,165
Total	17,402,106	33,575,617
Liabilities – other liabilities
Exchange sales pending settlement	3,591,982	24,411,712
Exchange purchase payables	13,475,321	9,422,529
(-) Advances on foreign exchange contracts	(9,964,410)	(8,419,267)
Other	2,642	10,850
Total	7,105,535	25,425,824
Net foreign exchange portfolio	10,296,571	8,149,793
Off-balance-sheet accounts:
- Loans available for import	299,127	66,249
- Confirmed exports loans	42,065	91,001

Bradesco       141

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Accrued on June 30 - R$ thousand
	2017	2016
Foreign exchange income	1,197,531	(3,832,063)
Adjustments:
- Income on foreign currency financing (1)	87,591	66,736
- Income on export financing (1)	1,141,892	989,057
- Income on foreign investments (2)	22,838	1,772
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(670,637)	66,308
- Funding expenses (4)	(898,476)	(806,526)
- Other (5)	(13,719)	4,270,806
Total adjustments	(330,511)	4,588,153
Adjusted foreign exchange income	867,020	756,090

(1) Recognized in “Income from loans”;
(2) Recognized in “Income from operations with securities”;
(3) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(4) Refers to funding expenses of investments in foreign exchange; and
(5) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On June 30 - R$ thousand
	2017	2016
Deferred tax assets (Note 34c)	53,440,286	46,694,004
Credit card operations	25,952,641	20,996,544
Debtors for escrow deposits	17,217,696	13,047,277
Trade and credit receivables (1)	6,989,931	4,882,144
Prepaid taxes	7,089,264	5,864,726
Other debtors	4,259,311	2,422,838
Payments to be reimbursed	726,571	778,728
Receivables from sale of assets	149,750	92,359
Other	944,496	501,793
Total	116,769,946	95,280,413

(1) Primarily includes receivables from the acquisition of financial assets from loans and advances on receivables.

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12)    OTHER ASSETS

a)   Foreclosed assets/other

	On June 30 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2017	2016
Real estate	1,602,059	(301,261)	1,300,798	1,166,070
Vehicles and similar	680,648	(364,295)	316,353	316,632
Goods subject to special conditions	624,637	(624,637)	-	-
Inventories/warehouse	29,017	-	29,017	53,853
Machinery and equipment	12,982	(11,662)	1,320	9,667
Other	21,343	(18,393)	2,950	7,250
Total in 2017	2,970,686	(1,320,248)	1,650,438
Total in 2016	2,503,533	(950,061)		1,553,472

b)   Prepaid expenses

	On June 30 - R$ thousand
	2017	2016
Deferred insurance acquisition costs (1)	1,324,510	2,008,798
Commission on the placement of loans and financing (2)	477,827	536,610
Advertising and marketing expenses (3)	57,349	139,898
Other (4)	1,090,844	1,109,679
Total	2,950,530	3,794,985

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

13)    INVESTMENTS

a)   Composition of investments in the consolidated financial statements

Affiliates and Jointly Controlled Companies	On June 30 - R$ thousand
	2017	2016
- Cielo S.A.	4,118,924	3,538,118
- Elo Participações S.A.	1,027,388	882,820
- IRB-Brasil Resseguros S.A.	650,348	602,231
- Fleury S.A.	671,112	520,714
- Aquarius Participações S.A.	312,800	278,093
- Haitong Banco de Investimento do Brasil S.A.	116,760	131,128
- Others	371,671	308,110
Total investment in Affiliates and Jointly Controlled Companies – in Brazil and Overseas	7,269,003	6,261,214
- Tax incentives	234,717	234,717
- Other investments	168,717	153,849
Provision for:
- Tax incentives	(207,933)	(207,933)
- Other investments	(46,820)	(40,383)
Total investments	7,417,684	6,401,464

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Notes to the Consolidated Financial Statements

b)    The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Companies”, and correspond, in the first semester of 2017, to R$694,456 thousand (R$785,133 thousand in 2016).

Companies	Accrued on June 30 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			ON	PN			2017	2016
- Elo Participações S.A. (2)	930,000	2,054,365	372	-	50.01%	208,900	104,471	111,759
- IRB-Brasil Resseguros S.A. (3)	1,953,080	3,170,882	63,727	-	20.51%	460,151	94,377	52,911
- Aquarius Participações S.A.	518,592	638,367	254,110	-	49.00%	100,343	49,168	23,307
- Haitong Banco de Investimento do Brasil S.A.	420,000	583,800	12,734	12,734	20.00%	(52,720)	(10,544)	3,545
- Others (4)						-	456,984	593,611
Equity in the earnings (losses) of unconsolidated and jointly controlled companies							694,456	785,133

(1) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) Based on financial information from the previous month; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity equivalence method in public company (Cielo S.A. and Fleury S.A.).

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT

	On June 30 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2017	2016
Property and equipment:
- Buildings	4%	1,777,067	(599,775)	1,177,292	936,634
- Land	-	854,333	-	854,333	448,918
Facilities, furniture and premises and equipment	10%	4,935,688	(2,474,771)	2,460,917	2,108,718
Security and communication systems	10%	338,664	(201,078)	137,586	94,884
Data processing systems	20 to 40%	6,832,358	(4,329,071)	2,503,287	1,689,604
Transportation systems	20%	89,525	(45,669)	43,856	63,354
Fixed Assets in course	-	181,598	-	181,598	103,903
Total in 2017		15,009,233	(7,650,364)	7,358,869
Total in 2016		12,380,129	(6,934,114)		5,446,015

The fixed assets to shareholders’ equity ratio is 39.6% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%,

15)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$10,401,083 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,740,315 thousand recognized in ‘Permanent Assets – Investments’ represents the acquisition of shares of affiliates and jointly controlled companies (Cielo/Fleury), which will be amortized as realized; and (ii) R$8,660,768 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

During the first semester of 2017, goodwill was amortized totaling R$1,184,031 thousand (R$64,982 thousand in 2016) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	On June 30 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2017	2016
Acquisition of financial services rights	Contract	4,433,351	(2,324,028)	2,109,323	1,942,476
Software (2)	20%	10,913,316	(7,085,461)	3,827,855	3,772,902
Goodwill (3)	Up to 20%	11,499,438	(2,838,670)	8,660,768	1,029,482
Other	Contract	162,275	(110,745)	51,530	62,736
Total in 2017		27,008,380	(12,358,904)	14,649,476
Total in 2016		16,753,267	(9,945,671)		6,807,596

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On June 30, 2017, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$625,478 thousand, Odontoprev - R$105,993 thousand, Bradescard Mexico - R$17,510 thousand, Europ Assistance - R$5,019 thousand, Bradesco BBI S.A. - R$120,899 thousand; and Kirton Bank - R$7,762,386 thousand.

Bradesco       145

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	On June 30 - R$ thousand
	Opening balance	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	2,503,457	102,759	(496,893)	2,109,323
Software	3,945,244	550,830	(668,219)	3,827,855
Goodwill – Future profitability (1)	4,763,606	(696)	(487,118)	4,275,792
Goodwill – Based on intangible assets and other reasons (1)	3,481,962	-	(466,774)	3,015,188
Goodwill – Difference in fair value of assets/liabilities (1)	1,599,927	-	(230,139)	1,369,788
Other	44,589	7,817	(876)	51,530
Total in 2017	16,338,785	660,710	(2,350,019)	14,649,476
Total in 2016	7,072,522	788,964	(1,053,890)	6,807,596

(1) It takes into account the effects of the final report on purchase price allocation (“PPA”) from the acquisition of HSBC Brasil.

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Notes to the Consolidated Financial Statements

16)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
● Demand deposits (1)	30,607,724	-	-	-	30,607,724	23,222,153
● Savings deposits (1)	95,736,763	-	-	-	95,736,763	87,209,226
● Interbank deposits	281,779	183,513	16,517	48,459	530,268	511,175
● Time deposits (2)	7,986,301	12,994,554	9,445,987	102,897,015	133,323,857	68,515,991
Total in 2017	134,612,567	13,178,067	9,462,504	102,945,474	260,198,612
%	51.7	5.1	3.6	39.6	100.0
Total in 2016	117,366,298	11,803,836	7,763,002	42,525,409		179,458,545
%	65.4	6.6	4.3	23.7		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
Own portfolio	56,350,087	18,679,994	12,085,461	13,784,487	100,900,029	118,747,027
● Government securities	48,814,424	120,165	28,562	-	48,963,151	23,730,518
● Debentures of own issuance	2,484,510	18,323,133	11,650,585	13,254,438	45,712,666	84,905,344
● Foreign	5,051,153	236,696	406,314	530,049	6,224,212	10,111,165
Third-party portfolio (1)	124,405,286	-	-	-	124,405,286	102,855,740
Unrestricted portfolio (1)	9,873,216	1,365,853	-	-	11,239,069	4,650,173
Total in 2017	190,628,589	20,045,847	12,085,461	13,784,487	236,544,384
%	80.6	8.5	5.1	5.8	100.0
Total in 2016	139,375,699	36,387,633	10,063,974	40,425,634		226,252,940
%	61.6	16.1	4.4	17.9		100.0

(1)  Represented by government securities.

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Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
Securities – Brazil:
- Financial bills	3,902,052	23,513,983	18,757,145	46,229,438	92,402,618	74,079,194
- Letters of credit for real estate	1,756,375	6,684,858	10,822,564	6,621,509	25,885,306	23,762,876
- Letters of credit for agribusiness	1,822,343	3,493,555	726,824	1,295,311	7,338,033	8,240,753
Subtotal	7,480,770	33,692,396	30,306,533	54,146,258	125,625,957	106,082,823
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	9,383	239,254	392,258	2,077,897	2,718,792	3,490,617
- MTN Program Issues (1)	1,714	-	28,451	256,422	286,587	2,839,199
- Issuance costs	-	-	-	(24,542)	(24,542)	(32,298)
Subtotal	11,097	239,254	420,709	2,309,777	2,980,837	6,297,518
Structured Operations Certificates	46,975	200,451	79,374	72,939	399,739	436,792
Total in 2017	7,538,842	34,132,101	30,806,616	56,528,974	129,006,533
%	5.8	26.5	23.9	43.8	100.0
Total in 2016	4,098,170	28,831,560	36,956,041	42,931,362		112,817,133
%	3.6	25.6	32.7	38.1		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

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Notes to the Consolidated Financial Statements

d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Accrued on June 30 - R$ thousand
	2017	2016
Savings deposits	3,053,831	3,210,335
Time deposits	4,395,784	3,176,017
Securities sold under agreements to repurchase	12,445,548	12,753,792
Funds from issuance of securities	7,553,334	6,575,838
Subordinated debts (Note 19)	2,877,207	3,172,189
Other funding expenses	283,817	210,013
Subtotal	30,609,521	29,098,184
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	9,610,905	10,542,746
Total	40,220,426	39,640,930

17)    BORROWING AND ON-LENDING

a)   Borrowing

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
In Brazil - Other Institutions	2,660	-	-	1,935	4,595	19,885
Overseas	4,598,372	11,453,977	5,456,273	1,920,137	23,428,759	23,761,031
Total in 2017	4,601,032	11,453,977	5,456,273	1,922,072	23,433,354
%	19.6	48.9	23.3	8.2	100.0
Total in 2016	3,160,622	9,928,538	6,016,599	4,675,157		23,780,916
%	13.3	41.7	25.3	19.7		100.0

b)   On-lending

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
In Brazil	1,324,226	4,490,188	5,410,342	21,888,871	33,113,627	33,750,983
- FINAME	637,986	2,952,936	2,970,802	12,063,061	18,624,785	22,522,509
- BNDES	685,968	1,537,252	2,374,079	9,825,810	14,423,109	11,181,027
- National Treasury	-	-	64,143	-	64,143	44,438
- Other institutions	272	-	1,318	-	1,590	3,009
Overseas	-	-	-	-	-	1,250
Total in 2017	1,324,226	4,490,188	5,410,342	21,888,871	33,113,627
%	4.0	13.6	16.3	66.1	100.0
Total in 2016	992,099	4,546,635	4,567,300	23,646,199		33,752,233
%	2.9	13.5	13.5	70.1		100.0

Bradesco       149

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Notes to the Consolidated Financial Statements

c)     Borrowing and on-lending expenses

	Accrued on June 30 - R$ thousand
	2017	2016
Borrowing:
- In Brazil	404,799	162,998
- Overseas	865,869	(12,304,935)
- Exchange variation from assets and liabilities overseas	(260,729)	6,162,872
Subtotal borrowing	1,009,939	(5,979,065)
On-lending in Brazil:
- BNDES	594,927	445,977
- FINAME	352,380	273,252
- National Treasury	3,146	2,865
- Other institutions	24	34
On-lending overseas:
- Payables to foreign bankers (Note 11a)	670,637	(66,308)
- Other expenses with foreign on-lending	-	111
Subtotal on-lending	1,621,114	655,931
Total	2,631,053	(5,323,134)

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but the amounts are not material, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-      PIS and COFINS – R$2,417,306 thousand (R$2,217,502 thousand in 2016): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-      IRPJ/CSLL on losses of credits – R$1,818,351 thousand (R$1,754,262 thousand in 2016): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-      Pension Contributions – R$1,432,305 thousand (R$1,124,593 thousand in 2016): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

Bradesco       151

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Notes to the Consolidated Financial Statements

-      INSS Autonomous Brokers – R$967,829 thousand (R$1,905,312 thousand in 2016): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99;

-      INSS – Contribution to SAT – R$389,895 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

-      PIS – R$152,322 thousand (2016 – R$332,776 thousand): the Bradesco Organization is requesting authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, already compensated, provisioned upon granting of the preliminary injunction, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation set out in Article 44 of Law No. 4,506/64, which excludes interest income.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV -   Provisions by nature

	On June 30 - R$ thousand
	2017	2016
Labor claims	5,424,197	3,108,037
Civil claims	5,077,427	4,253,870
Provision for tax risks	8,144,298	8,943,522
Total (1)	18,645,922	16,305,429

(1) Note 20b.

V -    Changes in provisions

	R$ thousand
	2017
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,238
Adjustment for inflation	318,809	241,047	309,658
Provisions, net of (reversals and write-offs)	451,463	296,976	(350,838)
Payments	(447,807)	(464,036)	(1,760)
Balance on June 30, 2017	5,424,197	5,077,427	8,144,298

(1) Mainly include legal liabilities; and
(2) Includes, in the first semester of 2017, reversals of provisions relating to: (i) PIS proceeding, related to the offset of amounts unduly paid in the amount of R$191,492 thousand; and (ii) IRPJ/CSLL on loan losses, in the amount of R$181,266 thousand.

152     Economic and Financial Analysis Report – June 2017

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Notes to the Consolidated Financial Statements

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$6,039,972 thousand (R$5,359,668 thousand in 2016); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$4,788,245 thousand; c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,495,215 thousand (R$1,993,543 thousand in 2016) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2012, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$1,650,518 thousand (R$949,232 thousand in 2016); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$1,358,577 thousand; f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$711,345 thousand (R$1,078,527 thousand in 2016); and g) IRPJ and CSLL deficiency note, amounting to R$477,162 thousand (R$440,293 thousand in 2016) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

d)   Other matters

I -   On May 31, 2016, Bradesco became aware of the indictment of three members of its Board of Executive Officers by the Brazilian Federal Police under the so-called “Operation Zelotes.” On July 28, 2016, the Public Prosecutor's Office filed charges against the three members of the Board of Executive Officers and a former member of its Board of Directors, that was received by the Judge of the 10th Federal Court of the Federal District Judiciary Section. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence.

In parallel to his defense, the Chairman of the Board of Executive Officers of Bradesco, Mr. Luiz Carlos Trabuco Cappi, presented a petition for habeas corpus to the Regional Federal Court (Tribunal Federal Regional) – 1st Region. After processing the motion for habeas corpus, the 4th Panel of the aforementioned Court, by unanimous decision, excluded him from criminal proceedings, due to lack of just cause.

Bradesco is cooperating with the relevant authorities and regulatory bodies, furnishing the requested information in Brazil and abroad. Moreover, Bradesco was summoned by the General´s Office of the Ministry of Finance on the filing of an Administrative Proceeding ("PAR"). This process, which is in the pre-trial phase, may entail the possibility of application of a fine and/or mention on public lists, which may eventually lead to restrictions on business with public agencies.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 23, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depository Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016. On December 23, 2016, Bradesco filed a motion to dismiss, which – following a reply from the Lead Plaintiff and a rejoinder from Bradesco – is awaiting a decision. Considering that the demand is in a preliminary stage, it is not possible at present to make a risk rating, and there is not yet evidence to support an assessment of the value of the respective risk.

Bradesco        153

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Notes to the Consolidated Financial Statements

II -  The wholly-owned subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, the internal evaluations indicate that there has been no illegality in conducting these activities according to communication to the Market on September 20, 2016. So far, there is no indication that the investigations could result in the accountability of these companies.

19)    SUBORDINATED DEBT

	On June 30 - R$ thousand
	Original term in years	Nominal amount	2017	2016
In Brazil:
Subordinated CDB:
2019	10	20,000	59,165	53,130
Financial bills:
2016 (1)	6	-	-	207,698
2017 (2)	6	2,763,476	4,137,605	10,780,359
2018	6	8,262,799	10,020,338	9,660,366
2019	6	21,858	34,794	31,837
2017 (2)	7	20,100	48,988	90,400
2018	7	141,050	303,367	278,304
2019	7	3,172,835	3,430,347	3,402,969
2020	7	1,700	2,704	2,511
2022	7	4,305,011	5,357,935	4,708,635
2023 (3)	7	1,359,452	1,620,946	1,335,741
2024 (3)	7	67,450	70,671	-
2018	8	50,000	113,780	106,835
2019	8	12,735	26,632	23,783
2020	8	28,556	52,066	46,740
2021	8	1,236	1,962	1,825
2023	8	1,706,846	2,151,832	1,869,274
2024 (3)	8	136,695	152,059	11,282
2025 (3)	8	6,193,653	6,346,344	-
2021	9	7,000	12,558	10,979
2024	9	4,924	6,217	5,390
2025 (3)	9	400,944	443,762	23,768
2021	10	19,200	38,747	35,392
2022	10	54,143	95,355	86,964

154     Economic and Financial Analysis Report – June 2017

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Notes to the Consolidated Financial Statements

	On June 30 - R$ thousand
	Original term in years	Nominal amount	2017	2016
2023	10	688,064	1,041,595	978,979
2025	10	284,137	366,674	319,350
2026 (3)	10	361,196	417,858	157,936
2027 (3)	10	254,743	259,033	-
2026	11	3,400	3,998	3,739
2027 (3)	11	47,046	51,577	-
Perpetual	-	5,000,000	5,373,689	5,441,835
Subtotal in Brazil			42,042,598	39,676,021
Overseas:
2019	10	1,333,575	2,523,950	2,448,877
2021	11	2,766,650	5,424,522	5,258,519
2022	11	1,886,720	3,700,034	3,588,849
Issuance costs on funding			(15,467)	(19,962)
Subtotal overseas			11,633,039	11,276,283
Total (4) (5)			53,675,637	50,952,304

(1) Subordinated debt transactions that matured in 2016;
(2) Subordinated debt transactions that matured in 2017;
(3) New issues of financial letters, referring to subordinate debts were recognized under the heading “Eligible Debt Capital Instruments”;
(4) It includes the amount of R$22,622,595 thousand (R$13,876,948 thousand in 2016), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and
(5) The information on results are presented on Note 16d, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

20)    OTHER LIABILITIES

a)   Tax and social security

	On June 30 - R$ thousand
	2017	2016
Provision for deferred income tax (Note 34f)	3,675,178	3,723,705
Taxes and contributions on profit payable	2,073,341	5,723,832
Taxes and contributions payable	1,214,567	1,429,376
Total	6,963,086	10,876,913

b)   Sundry

	On June 30 - R$ thousand
	2017	2016
Credit card operations	23,048,505	18,670,657
Civil, tax and labor provisions (Note 18b IV) (1)	18,645,922	16,305,429
Loan assignment obligations	8,276,329	8,063,811
Provision for payments	7,677,933	5,562,274
Sundry creditors	5,583,105	5,386,850
Liabilities for acquisition of assets and rights	1,721,276	722,423
Obligations by quotas of investment funds	613,300	258,033
Other (2)	3,719,175	3,959,507
Total	69,285,545	58,928,984

(1) According to Bacen Circular Letter No. 3,782/16, “Provisions for tax risks” were reclassified from “Other liabilities - Tax and social security” to “Other liabilities - Sundry"; and
(2) As of June 30, 2017, it includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 10g).

Bradesco       155

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Notes to the Consolidated Financial Statements

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

The amounts guaranteed as of June 30, 2017 were as follows: (i) R$681,788 thousand, referring to guarantees related to international trade of goods, with a provision of R$1,620 thousand; (ii) R$2,050,546 thousand, referring to guarantees related to bidding, auctions, service rendering or execution of works, with a provision of R$7,645 thousand; (iii) R$561,489 thousand, referring to guarantees related to the supply of goods, with a provision of R$45,808 thousand; (iv) R$30,716,184 thousand, referring to sureties or guarantees in judicial and administrative proceedings of tax nature, with a provision of R$156,113 thousand; and (v) R$39,733,861 thousand, referring to other bank guarantees, with a provision of R$382,611 thousand (Note 20b).

156     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

21)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On June 30 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,030,578	878,376	194,727,094	155,075,008	-	-	195,757,672	155,953,384
Mathematical reserve for vested benefits	251,537	189,020	9,082,204	8,227,237	-	-	9,333,741	8,416,257
Mathematical reserve for capitalization bonds	-	-	-	-	6,295,414	5,852,531	6,295,414	5,852,531
Reserve for claims incurred but not reported (IBNR)	3,107,443	2,674,337	1,285,867	1,084,735	-	-	4,393,310	3,759,072
Unearned premium reserve	4,325,119	4,219,738	535,283	344,674	-	-	4,860,402	4,564,412
Complementary reserve for coverage	-	-	492,475	1,076,295	-	-	492,475	1,076,295
Reserve for unsettled claims	4,754,596	4,707,780	1,576,136	1,505,837	-	-	6,330,732	6,213,617
Reserve for financial surplus	-	-	520,251	553,872	-	-	520,251	553,872
Reserve for draws and redemptions	-	-	-	-	950,211	782,097	950,211	782,097
Other reserves	2,001,824	1,370,011	2,592,663	2,016,848	111,771	90,701	4,706,258	3,477,560
Total technical provisions	15,471,097	14,039,262	210,811,973	169,884,506	7,357,396	6,725,329	233,640,466	190,649,097

Bradesco       157

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Notes to the Consolidated Financial Statements

b)   Guarantees for technical provisions

	On June 30 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Total technical provisions	15,471,097	14,039,262	210,811,973	169,884,506	7,357,396	6,725,329	233,640,466	190,649,097
(-) Commercialization surcharge – extended warranty	(199,179)	(248,582)	-	-	-	-	(199,179)	(248,582)
(-) Portion corresponding to contracted reinsurance	(773,943)	(1,014,413)	(38,918)	(30,718)	-	-	(812,861)	(1,045,131)
(-) Deposits retained at IRB and court deposits	-	(2,318)	-	-	-	-	-	(2,318)
(-) Receivables	(1,038,596)	(1,001,511)	-	-	-	-	(1,038,596)	(1,001,511)
(-) Unearned premium reserve – Health Insurance (3)	(1,249,575)	(1,123,484)	-	-	-	-	(1,249,575)	(1,123,484)
(-) Reserves from DPVAT agreements	(507,938)	(434,638)	-	-	-	-	(507,938)	(434,638)
To be insured	11,701,866	10,214,316	210,773,055	169,853,788	7,357,396	6,725,329	229,832,317	186,793,433

Investment fund quotas (VGBL and PGBL)	-	-	178,039,264	139,297,893	-	-	178,039,264	139,297,893
Investment fund quotas (excluding VGBL and PGBL)	6,239,508	6,082,909	23,019,770	20,876,807	1,842,557	1,110,277	31,101,835	28,069,993
Government securities	6,799,596	5,942,595	16,627,425	16,031,406	6,429,835	6,160,800	29,856,856	28,134,801
Shares	2,331	2,233	1,555,269	1,523,747	-	-	1,557,600	1,525,980
Private securities	92,008	111,975	161,498	166,215	39,819	44,193	293,325	322,383
Total technical provision guarantees	13,133,443	12,139,712	219,403,226	177,896,068	8,312,211	7,315,270	240,848,880	197,351,050

(1) “Other reserves” - Insurance primarily refers to technical provisions of the “individual health plans” portfolio;
(2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”; and
(3) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

158     Economic and Financial Analysis Report – June 2017

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Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Accrued on June 30 - R$ thousand
	2017	2016
Written premiums	18,407,621	16,701,976
Pension plan contributions (including VGBL)	15,242,822	13,122,184
Capitalization bond income	3,009,214	2,768,014
Granted coinsurance premiums	(28,635)	(33,056)
Refunded premiums	(170,802)	(120,146)
Net written premiums	36,460,220	32,438,972
Reinsurance premiums paid	(139,739)	(147,914)
Insurance, pension plan and capitalization bond retained premiums	36,320,481	32,291,058

22)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On June 30 - R$ thousand
	2017	2016
Banco Bradesco BBI S.A.	17,490	15,170
Other (1)	455,379	399,178
Total	472,869	414,348

(1)  Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30
	2017 (1)	2016
Common	3,054,481,112	2,776,801,011
Preferred	3,054,480,793	2,776,800,721
Subtotal	6,108,961,905	5,553,601,732
Treasury (common shares)	(5,032,549)	(4,575,045)
Treasury (preferred shares)	(18,855,746)	(17,141,588)
Total outstanding shares	6,085,073,610	5,531,885,099

(1) Includes effect of bonus of shares of 10%.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2016	2,772,225,966	2,759,659,133	5,531,885,099
Increase of capital stock with issuing of shares – bonus of 10% (1)	277,680,101	277,680,072	555,360,173
Increase of shares in treasury – bonus of 10%	(457,504)	(1,714,158)	(2,171,662)
Number of outstanding shares as at June 30, 2017	3,049,448,563	3,035,625,047	6,085,073,610

(1) It benefited the shareholders registered in the records of Bradesco on April 28, 2017.

In the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

Bradesco       159

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Notes to the Consolidated Financial Statements

c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 30, 2017, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first  semester of 2017, to the value of R$1,102,000 thousand, of which R$0.172493781 are per common share and R$0.189743160 per preferred share, whose payment was made on July 17, 2017.

Interest on shareholders’ equity for the first semester of 2017 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	7,982,170
(-) Legal reserve	399,109
Adjusted calculation basis	7,583,061
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	2,810,158
Withholding income tax on interest on shareholders' equity	(421,523)
Interest on shareholders' equity (net) accumulated in 2017	2,388,635	31.50
Interest on shareholders' equity (net) accumulated in 2016	2,470,402	31.50

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.103499	0.113849	564,681	84,702	479,979
Intermediary interest on shareholders’ equity paid	0.172525	0.189778	1,002,000	150,300	851,700
Supplementary interest paid on shareholders´ equity	0.230666	0.253733	1,339,674	200,951	1,138,723
Total accrued on June 30, 2016	0.506690	0.557360	2,906,355	435,953	2,470,402

Monthly interest on shareholders’ equity paid	0.103499	0.113849	621,136	93,170	527,966
Intermediary interest paid on shareholders’ equity (1)	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest on shareholders’ equity provisioned	0.170149	0.187164	1,087,022	163,053	923,969
Total accrued on June 30, 2017	0.446142	0.490756	2,810,158	421,523	2,388,635

(1) Paid on July 17, 2017.

d)   Treasury shares

A total of 5,032,549 common shares and 18,855,746 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until June 30, 2017, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$27.60 per common share and R$28.15 per preferred share on June 30, 2017.

160     Economic and Financial Analysis Report – June 2017

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Notes to the Consolidated Financial Statements

24)    FEE AND COMMISSION INCOME

	Accrued on June 30 - R$ thousand
	2017	2016
Credit card income	3,307,532	2,913,766
Checking account	3,249,275	2,769,843
Loans	1,505,321	1,365,765
Collections	952,933	811,165
Consortium management	747,669	568,079
Asset management	679,990	460,170
Custody and brokerage services	375,056	280,665
Underwriting/ Financial Advisory Services	333,597	366,689
Payments	208,659	186,779
Other	296,250	247,069
Total	11,656,282	9,969,990

25)    PAYROLL AND RELATED BENEFITS

	Accrued on June 30 - R$ thousand
	2017	2016
Salaries	4,409,845	3,356,492
Benefits	2,208,583	1,569,914
Social security charges	1,598,099	1,246,575
Employee profit sharing	758,236	707,813
Provision for labor claims	372,354	364,018
Training	73,292	46,889
Total	9,420,409	7,291,701

26)    OTHER ADMINISTRATIVE EXPENSES

	Accrued on June 30 - R$ thousand
	2017	2016
Outsourced services	2,425,587	2,167,007
Depreciation and amortization	1,312,684	1,088,705
Data processing	1,014,819	683,054
Communication	834,196	749,550
Rental	577,313	437,452
Asset maintenance	556,527	448,809
Financial system services	521,407	459,305
Security and surveillance	416,863	331,807
Transport	382,322	329,110
Advertising and marketing	328,345	438,087
Water, electricity and gas	212,998	193,140
Supplies	135,851	143,031
Travel	117,569	60,891
Other	503,346	459,270
Total	9,339,827	7,989,218

Bradesco       161

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

27)    TAX EXPENSES

	Accrued on June 30 - R$ thousand
	2017	2016
Contribution for Social Security Financing (COFINS)	1,969,119	2,415,572
Social Integration Program (PIS) contribution	325,663	398,595
Tax on Services (ISSQN)	340,946	297,876
Municipal Real Estate Tax (IPTU) expenses	75,757	58,983
Other	205,199	177,819
Total	2,916,684	3,348,845

28)    OTHER OPERATING INCOME

	Accrued on June 30 - R$ thousand
	2017	2016
Other interest income	994,121	1,140,235
Reversal of other operating provisions (1)	4,008,717	490,966
Revenues from recovery of charges and expenses	169,459	98,680
Gains on sale of goods	3,631	2,141
Other	1,169,321	1,168,572
Total	6,345,249	2,900,594

(1) In the first semester of 2017, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16 (Note 10h); and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses (Note 18b V).

29)    OTHER OPERATING EXPENSES

	Accrued on June 30 - R$ thousand
	2017	2016
Other finance costs	2,409,385	2,448,101
Sundry losses	840,620	849,583
Discount granted	697,560	676,810
Commissions on loans and financing	495,988	545,583
Intangible assets amortization	496,893	463,043
Goodwill amortization (Note 15a)	1,184,031	64,982
Other (1)	3,510,505	4,148,483
Total	9,634,982	9,196,585

(1) In the 1st semester of 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16 (Note 10h).

30)    NON-OPERATING INCOME (LOSS)

	Accrued on June 30 - R$ thousand
	2017	2016
Gain/loss on sale and write-off of assets and investments (1)	(264,721)	(3,026)
Recording/reversal of non-operating provisions (2)	(80,094)	(93,643)
Other	52,354	80,209
Total	(292,461)	(16,460)

(1) In the 1st semester of 2016, it includes the positive result in divestiture of the shares of Banco CBSS S.A.; and
(2) Represented mainly by an allowance for losses on non-use assets (BNDU).

162     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

31)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On June 30 - R$ thousand
	Controllers (1)		Affiliates and Jointly controlled companies (2)		Key management personnel (3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Assets
Interbank investments	-	-	644,567	433,594	-	-	644,567	433,594
Receivable from affiliates companies	-	-	1,460	1,185	-	-	1,460	1,185
Other assets	-	-	6,215	3,707	-	-	6,215	3,707
Liabilities
Demand deposits/Savings accounts	23	41	1,162	10,977	16,383	14,100	17,568	25,118
Time deposits	1,345,381	92,725	135,177	70,832	79,084	67,136	1,559,642	230,693
Securities sold under agreements to repurchase	753,868	1,523,845	214,798	1,033,361	11,953	18,449	980,619	2,575,655
Funds from issuance of securities	6,153,422	5,639,266	-	-	820,496	714,699	6,973,918	6,353,965
Derivative financial instruments	24,554	15,186	-	-	-	-	24,554	15,186
Interest on own capital and dividends payable	752,326	878,212	-	-	-	-	752,326	878,212
Other liabilities	-	-	9,895	3,385	-	-	9,895	3,385

	Accrued on June 30 - R$ thousand
	Controllers (1)		Affiliates and Jointly controlled companies (2)		Key management personnel (3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Income from financial intermediation	-	-	30,950	26,396	-	-	30,950	26,396
Financial intermediation expenses	(471,449)	(529,010)	(21,520)	(61,749)	(49,558)	(53,469)	(542,527)	(644,228)
Income from services provided	-	-	198,958	163,587	-	-	198,958	163,587
Expenses in operations with derivatives	(23,906)	(15,186)	-	-	-	-	(23,906)	(15,186)
Other expenses net of other operating revenues	(1,281)	(1,195)	(111,045)	(114,639)	-	-	(112,326)	(115,834)

(1) Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 13; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Bradesco       163

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2017, the maximum amount of R$466,400 thousand was set for Management compensation and R$486,400 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Bradesco, which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Accrued on June 30 - R$ thousand
	2017	2016
Salaries	220,074	218,932
Total	220,074	218,932

Post-employment benefits

	Accrued on June 30 - R$ thousand
	2017	2016
Defined contribution supplementary pension plans	224,201	126,044
Total	224,201	126,044

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On June 30
	2017	2016
● Common shares	0.69%	0.60%
● Preferred shares	1.13%	1.08%
● Total shares (1)	0.91%	0.85%

(1) On June 30, 2017, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.12% of common shares, 1.17% of preferred shares and 2.15% of all shares.

164     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

32)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On June 30 - R$ thousand
	2017			2016
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,159,698,103	1,087,545,354	72,152,749	89,537,269
Cash and due from banks	13,377,562	9,533,741	3,843,821	24,895,214
Interbank investments	177,583,096	176,333,473	1,249,623	4,011,517
Securities and derivative financial instruments	455,340,387	436,299,216	19,041,171	16,284,830
Interbank and interdepartmental accounts	69,746,412	69,746,412	-	-
Loans and leasing	298,245,780	265,143,584	33,102,196	33,803,283
Other receivables and assets	145,404,866	130,488,928	14,915,938	10,542,425
Permanent assets	29,426,029	29,386,244	39,785	42,578
Investments	7,417,684	7,417,684	-	3,004
Premises and equipment and leased assets	7,358,869	7,334,478	24,391	20,552
Intangible assets	14,649,476	14,634,082	15,394	19,022
Total	1,189,124,132	1,116,931,598	72,192,534	89,579,847

Liabilities
Current and long-term liabilities	1,081,415,037	1,012,712,111	68,702,926	95,511,970
Deposits	260,198,612	244,044,261	16,154,351	15,354,743
Securities sold under agreements to repurchase	236,544,384	230,320,172	6,224,212	10,111,165
Funds from issuance of securities	129,006,533	126,025,696	2,980,837	6,297,518
Interbank and interdepartmental accounts	6,250,369	2,857,303	3,393,066	2,623,883
Borrowing and on-lending	56,546,981	32,756,732	23,790,249	24,153,438
Derivative financial instruments	14,255,651	14,001,996	253,655	501,146
Technical provision for insurance, pension plans and capitalization bonds	233,640,466	233,637,121	3,345	717
Other liabilities:
- Subordinated debts	53,675,637	42,042,598	11,633,039	11,276,283
- Others	91,296,404	87,026,232	4,270,172	25,193,077
Deferred income	428,713	428,713	-	-
Non-controlling interests in subsidiaries	472,869	472,869	-	-
Shareholders’ equity	106,807,513	106,807,513	-	-
Total	1,189,124,132	1,120,421,206	68,702,926	95,511,970

Net position of assets and liabilities			3,489,608	(5,932,123)
Net position of derivatives (2)			(48,559,070)	(39,127,497)
Other net off-balance-sheet accounts (3)			149,874	(92,469)
Net exchange position (liability)			(44,919,588)	(45,152,089)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts.

Bradesco       165

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On June 30 - R$ thousand
	2017	2016
Fixed rates	22,338	29,835
IGPM/IPCA	1,014	794
Exchange coupon	139	628
Foreign currency	245	1,668
Equities	94	21
Sovereign/Eurobonds and Treasuries	2,363	4,421
Other	1	399
Correlation/diversification effect	(1,061)	(3,930)
VaR (Value at Risk)	25,133	33,836

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.30 a scenario of R$3.34 was used, while for a 1-year fixed interest rate of 8.84%, a 8.85% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.30 a scenario of R$4.13 was used, while for a 1-year fixed interest rate of 8.84%, a 11.05% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.30 a scenario of R$4.95 was used, while for a 1-year fixed interest rate of 8.84%, a 13.26% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

166     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		On June 30 - R$ thousand
		Trading Portfolio (1)
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(612)	(135,622)	(265,946)	(922)	(291,141)	(564,082)
Price indexes	Exposure subject to variations in price index coupon rates	(36)	(4,692)	(8,843)	(28)	(3,929)	(7,332)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(7)	(363)	(721)	(18)	(1,590)	(3,121)
Foreign currency	Exposure subject to exchange rate variations	(92)	(2,307)	(4,614)	(573)	(14,316)	(28,632)
Equities	Exposure subject to variation in stock prices	(24)	(1,198)	-	(8)	(201)	(402)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(57)	(7,041)	(14,048)	(76)	(4,711)	(9,420)
Other	Exposure not classified in other definitions	-	(2)	(5)	-	(2)	(3)
Total excluding correlation of risk factors		(828)	(151,225)	(294,177)	(1,625)	(315,890)	(612,992)
Total including correlation of risk factors		(634)	(142,348)	(279,540)	(853)	(288,971)	(559,409)

(1) Amounts net of tax.

Bradesco       167

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

Sensitivity Analysis – Trading and Banking Portfolios

		On June 30 - R$ thousand
		Trading and Banking Portfolios (1)
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,703)	(2,919,199)	(5,656,747)	(5,376)	(1,751,968)	(3,409,808)
Price indexes	Exposure subject to variations in price index coupon rates	(4,461)	(576,816)	(1,068,592)	(8,547)	(1,302,634)	(2,447,408)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(390)	(23,140)	(45,733)	(480)	(62,324)	(115,774)
Foreign currency	Exposure subject to exchange rate variations	(3,960)	(98,963)	(197,925)	(3,176)	(71,534)	(143,068)
Equities	Exposure subject to variation in stock prices	(15,354)	(383,500)	(768,434)	(16,383)	(409,569)	(819,137)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,943)	(128,620)	(232,913)	(1,396)	(31,551)	(62,107)
Other	Exposure not classified in other definitions	(11)	(285)	(569)	(6)	(149)	(298)
Total excluding correlation of risk factors		(39,822)	(4,130,523)	(7,970,913)	(35,364)	(3,629,729)	(6,997,600)
Total including correlation of risk factors		(27,541)	(3,707,424)	(7,155,441)	(22,920)	(3,018,921)	(5,812,415)

(1) Amounts net of tax.

168     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	On June 30 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	643,047,642	89,856,352	65,197,413	361,596,696	-	1,159,698,103
Cash and due from banks	13,377,562	-	-	-	-	13,377,562
Interbank investments (1)	172,916,933	2,599,068	938,818	1,128,277	-	177,583,096
Securities and derivative financial instruments (1) (2)	307,197,716	2,453,568	6,934,396	138,754,707	-	455,340,387
Interbank and interdepartmental accounts	68,943,910	-	-	802,502	-	69,746,412
Loans and leasing	27,144,414	64,861,874	46,173,111	160,066,381	-	298,245,780
Other receivables and assets	53,467,107	19,941,842	11,151,088	60,844,829	-	145,404,866
Permanent assets	356,104	1,772,202	1,917,775	17,107,931	8,272,017	29,426,029
Investments	-	-	-	-	7,417,684	7,417,684
Premises and equipment	100,835	504,176	605,012	5,294,513	854,333	7,358,869
Intangible assets	255,269	1,268,026	1,312,763	11,813,418	-	14,649,476
Total on June 30, 2017	643,403,746	91,628,554	67,115,188	378,704,627	8,272,017	1,189,124,132
Total on June 30, 2016	563,629,477	81,816,169	54,618,078	334,900,776	6,850,382	1,041,814,882

Liabilities
Current and long-term liabilities	612,536,645	94,705,072	79,311,742	294,861,578	-	1,081,415,037
Deposits (3)	134,612,567	13,178,067	9,462,504	102,945,474	-	260,198,612
Securities sold under agreements to repurchase (1)	190,628,589	20,045,847	12,085,461	13,784,487	-	236,544,384
Funds from issuance of securities	7,538,842	34,132,101	30,806,616	56,528,974	-	129,006,533
Interbank and interdepartmental accounts	6,250,369	-	-	-	-	6,250,369
Borrowing and on-lending	5,925,258	15,944,165	10,866,615	23,810,943	-	56,546,981
Derivative financial instruments	13,493,991	433,922	166,152	161,586	-	14,255,651
Technical provisions for insurance, pension plans and capitalization bonds (3)	195,212,398	6,272,189	3,623,135	28,532,744	-	233,640,466
Other liabilities:
- Subordinated debts	412,104	4,012,252	9,810,604	39,440,677	-	53,675,637
- Others	58,462,527	686,529	2,490,655	29,656,693	-	91,296,404
Deferred income	428,713	-	-	-	-	428,713
Non-controlling interests in subsidiaries	-	-	-	-	472,869	472,869
Shareholders’ equity	-	-	-	-	106,807,513	106,807,513
Total on June 30, 2017	612,965,358	94,705,072	79,311,742	294,861,578	107,280,382	1,189,124,132
Total on June 30, 2016	512,790,341	97,697,620	73,476,315	261,078,372	96,772,234	1,041,814,882

Net assets accumulated on June 30, 2017	30,438,388	27,361,870	15,165,316	99,008,365
Net assets accumulated on June 30, 2016	50,839,136	34,957,685	16,099,448	89,921,852

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco       169

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On June 30 - R$ thousand
	Prudential Conglomerate
	2017	2016
Tier I capital	77,322,435	79,376,929
Common equity	71,948,746	79,376,929
Shareholders’ equity	106,807,513	96,357,886
Non-controlling interests / Other	39,089	17,954
Prudential adjustments (1)	(34,897,856)	(16,998,911)
Additional capital	5,373,689	-
Tier II capital	25,727,605	23,170,917
Subordinated debts (Resolution No. 4,192/13)	16,998,232	8,374,696
Subordinated debts (previous to CMN Resolution No. 4,192/13)	8,729,373	14,796,221
Reference Equity (a)	103,050,040	102,547,846

- Credit risk	550,858,207	527,253,659
- Market risk	20,530,346	14,813,287
- Operational risk	47,222,493	38,501,528
Risk-weighted assets – RWA (b)	618,611,046	580,568,474

Basel ratio (a/b)	16.7%	17.7%
Tier I capital	12.5%	13.7%
- Principal capital	11.6%	13.7%
- Additional capital	0.9%	-
Tier II capital	4.2%	4.0%

(1) As from January 2017, the factor applied to prudential adjustments went from 60% to 80%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13.

a)   Capital Management

The Basel Index is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

170     Economic and Financial Analysis Report – June 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On June 30 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2017		2017	2016	2017	2016
Securities and derivative financial instruments (Notes 3e, 3f and 8)	455,340,387	457,949,847	3,477,194	(2,563,577)	2,609,460	791,878
- Adjustment of available-for-sale securities (Note 8bII)			867,734	(3,355,455)	-	-
- Adjustment of held-to-maturity securities (Note 8c item 4)			2,609,460	791,878	2,609,460	791,878
Loan and leasing (Notes 2, 3g and 10) (1)	375,074,608	371,233,313	(3,841,295)	(5,784,085)	(3,841,295)	(5,784,085)
Investments (Notes 3j and 13) (2)	7,417,684	31,623,548	24,205,864	26,951,744	24,205,864	26,951,744
Treasury shares (Note 23d)	440,514	669,688	-	-	229,174	114,683
Time deposits (Notes 3n and 16a)	133,323,857	133,017,118	306,739	476,681	306,739	476,681
Funds from issuance of securities (Note 16c)	129,006,533	129,153,411	(146,878)	(272,041)	(146,878)	(272,041)
Borrowing and on-lending (Notes 17a and 17b)	56,546,981	56,251,218	295,763	(24,164)	295,763	(24,164)
Subordinated debts (Note 19)	53,675,637	54,578,141	(902,504)	(609,374)	(902,504)	(609,374)
Unrealized gains excluding tax			23,394,883	18,175,184	22,756,323	21,645,322

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, affiliates and jointly controlled companies (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•     Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•     Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•     Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Bradesco       171

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Notes to the Consolidated Financial Statements

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the first semester of 2017 totaled R$474,174 thousand (R$274,898 thousand in 2016).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$2,281,875 thousand in the first semester of 2017 (R$1,616,803 thousand in 2016).

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Notes to the Consolidated Financial Statements

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Accrued on June 30 - R$ thousand
	2017	2016
Income before income tax and social contribution	10,647,827	19,905,450
Total burden of income tax and social contribution at the current rates (1)	(4,791,522)	(8,957,453)
Effect on the tax calculation:
Investments in affiliates and jointly controlled	312,505	353,310
Net non-deductible expenses of nontaxable income	196,422	402,559
Interest on shareholders’ equity (paid and payable)	1,264,571	1,307,860
Other amounts (2)	415,505	(4,696,622)
Income tax and social contribution for the period	(2,602,519)	(11,590,346)

(1) Current rates: (i) 25% for income tax; (ii) 15% for the social contribution to financial and companies treated as such, including the insurance segment, and 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the statement of income

	Accrued on June 30 - R$ thousand
	2017	2016
Current taxes:
Income tax and social contribution payable	(5,676,269)	(9,792,412)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	4,075,395	526,065
Use of opening balances of:
Social contribution loss	(499,235)	(1,196,000)
Income tax loss	(606,943)	(1,543,756)
Constitution in the period on:
Social contribution loss	55,580	168,535
Income tax loss	48,953	247,222
Total deferred tax assets	3,073,750	(1,797,934)
Income tax and social contribution for the period	(2,602,519)	(11,590,346)

Bradesco       173

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Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2016	Amount recorded	Amount realized	Balance on 06/30/2017
Allowance for loan losses	25,816,235	7,335,623	2,833,960	30,317,898
Civil provisions	2,208,008	402,256	500,157	2,110,107
Tax provisions	3,035,395	150,311	245,287	2,940,419
Labor provisions	2,107,829	387,818	394,656	2,100,991
Provision for devaluation of securities and investments	515,339	69,546	375,072	209,813
Provision for devaluation of foreclosed assets	539,220	141,191	100,859	579,552
Adjustment to fair value of trading securities	4,884,247	972,301	1,217,745	4,638,803
Amortization of goodwill	481,502	25,708	34,497	472,713
Provision for interest on own capital (1)	-	489,170	-	489,170
Other	4,464,555	1,784,494	1,980,790	4,268,259
Total deductible taxes on temporary differences	44,052,330	11,758,418	7,683,023	48,127,725
Income tax and social contribution losses in Brazil and overseas	5,595,729	104,533	1,106,178	4,594,084
Subtotal (2)	49,648,059	11,862,951	8,789,201	52,721,809
Adjustment to fair value of available-for-sale securities (2)	1,307,542	236,870	825,935	718,477
Total deferred tax assets (Note 11b)	50,955,601	12,099,821	9,615,136	53,440,286
Deferred tax liabilities (Note 34f)	3,277,050	1,052,203	654,075	3,675,178
Deferred tax assets, net of deferred tax liabilities	47,678,551	11,047,618	8,961,061	49,765,108
- Percentage of net deferred tax assets on capital (Note 32)	47.1%			48.3%
- Percentage of net deferred tax assets over total assets	4.0%			4.2%

(1) Tax credit on interest on shareholders’ equity is calculated up to the tax limit allowed; and
(2) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the respective tax credits, are calculated based on the expected implementation.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2017	4,027,546	2,543,936	57,264	35,780	6,664,526
2018	7,112,798	5,153,643	207,255	349,383	12,823,079
2019	7,330,572	4,900,145	528,215	265,137	13,024,069
2020	6,080,567	3,553,553	122,333	234,595	9,991,048
2021	2,581,277	1,682,182	1,167,684	776,403	6,207,546
After 2021	1,833,306	1,328,200	288,912	561,123	4,011,541
Total	28,966,066	19,161,659	2,371,663	2,222,421	52,721,809

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On June 30, 2017, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$49,698,995 thousand (R$41,249,924 thousand in 2016), of which: R$45,488,454 thousand (2016 - R$37,997,974 thousand) of temporary differences; and R$4,210,541 thousand (R$3,211,705 thousand in 2016) to tax losses and negative basis of social contribution and (R$40,245 thousand in 2016) to deferred social contribution, Provisional Measure No. 2,158-35.

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Notes to the Consolidated Financial Statements

e)   Unrecognized deferred tax assets

On June 30, 2017, deferred tax assets of R$19,559 thousand (R$13,713 thousand in 2016) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On June 30 - R$ thousand
	2017	2016
Fair value adjustment to securities and derivative financial instruments	1,059,687	1,150,273
Difference in depreciation	328,103	523,657
Judicial deposit and others	2,287,388	2,049,775
Total	3,675,178	3,723,705

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

35)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on June 30, 2017, amounted to R$776,647,165 thousand (R$603,447,785 thousand in 2016).

b)   Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard (available at www.bradescosustentabilidade.com.br/site/).

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

Bradesco       175

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Notes to the Consolidated Financial Statements

The following table presents the loan operation that is in accordance with the Equator Principles contracted in the first semester of 2017:

	Number of operation by category (Equator Principles)
	A (High risk)	B (Medium risk)	C (Low risk)
Sector
Electricity	-	1	-
Region
Northeast	-	1	-

R$ thousand
Total project value	570,900
Bradesco's participation (loan)	285,450

c)   Consortium funds

	On June 30 - R$ thousand
	2017	2016
Monthly estimate of funds receivable from consortium members	607,210	511,283
Contributions payable by the group	30,245,004	24,199,299
Consortium members - assets to be included	26,388,770	21,577,944
Credits available to consortium members	5,796,239	4,719,393

b)

	In units
	2017	2016
Number of groups managed	3,610	3,551
Number of active consortium members	1,384,333	1,216,192
Number of assets to be included	629,062	558,975

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until the year 2015, the accounting pronouncements approved by CMN and adopted by Bradesco were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on February 24, 2017, Bradesco published its consolidated financial statements for December 31, 2015 and 2016 on its website, in accordance with IFRS.

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Notes to the Consolidated Financial Statements

e)     In the first semester of 2017, seeking to reduce the costs of Financial Institutions regarding compulsory deposit requirements, Bacen simplified its rules, as follows:

Description	Standard before amendment	Amended standard
Funds from savings deposits (Rural)	The payment was 15.5% on the balance of rural savings (poupança rural).	Starting July 10, 2017, payment increased to 21% on the rural savings balance.
	For the additional reserve requirements, the payment was 5.5% on the rural savings balance.	Starting July 10, 2017, these reserve requirements were terminated.
Demand deposits

Up to May 5, 2017, the compulsory deposit collection began on the Wednesday of the week following the end of the calculation period and ended on the Tuesday of the second subsequent week (period of 10 business days).

As of May 8, 2017, the compulsory deposit collection period began on Monday of the second week following the end of the calculation period, and ended on the Friday of the following week (period of 10 business days).

Time deposits

Up to May 5, 2017, compulsory collection begins on the Friday of the week following the end of the calculation period, or on the next business day, if Friday is not a business day, and ends on the following Thursday.

As of May 8, 2017, the compulsory deposit collection period will begin on Monday of the second week following the end of the calculation period, and will end on the Friday of the following week.
	Up to May 5, 2017, the additional rate for compulsory deposit collection on time deposits is 11%. The normal rate for compulsory deposit collection on time deposits is 25%.	As of May 8, 2017, the rate for compulsory deposit collection on time deposits was unified to 36%, i.e., there is no additional rate.

Up to May 5, 2017, the percentages deducted from the calculation basis are as follows:

- R$3 billion for financial institutions with RE lower than R$2 billion;

- R$2 billion for financial institutions with RE between R$2 billion and R$5 billion, and

- R$1 billion for financial institutions with RE between R$5 billion and R$7 billion.

As of May 8, 2017, the percentages deducted from the calculation basis were as follows:

- R$3 billion for financial institutions with RE lower than R$3 billion;

- R$2 billion for financial institutions with RE between R$3 billion and R$10 billion; and

- R$1 billion for financial institutions with RE between R$10 billion and R$15 billion.

Deduction for Time Deposits	Up to February 2, 2017, compliance was assured with deduction of financial bills; acquisitions of assignments, vehicles and motorcycles.

The “time base value”* was established as a reduction as of February 3, 2017, as follows:

I - 100% of the “time base value” up to the period beginning on 12.29.2017;

II - 50% of the “time base value” in the period from January 2, 2018 to December 28, 2018; and

III - 30% "of the “time base value” in the period from December 31, 2018 to December 27, 2019.

Deductions are no longer allowed for new purchases as of February 3, 2017.

* the “time base value” corresponds to the amount of deduction considered for compliance on January 20, 2017.

Deduction for demand deposits	Up to February 21, 2017, the compliance was assured with deduction of financing granted according to Law 12,096/09 (Export Credit Notes - NCE).

The “demand base value”* was established as a reduction as of February 22, 2017, as follows:

I - 100% of the “demand base value” up to the period beginning on December 29, 2017;

II - 50% of the “demand base value” in the period from January 2, 2018 to December 28, 2018;

III - 30% of the “demand base value” in the period from December 31, 2018 to December 27, 2019; and

IV - 0% as of December 30, 2019.

* “demand base value” corresponds to the amount of deduction considered for compliance on January 25, 2017.

f)      In August 2015, Bradesco finalized the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, in July 2016, Bradesco assumed all operations of the HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

Bradesco       177

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Notes to the Consolidated Financial Statements

We have presented below the composition of the values of the acquisition of HSBC Bank and HSBC Serviços:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Costs incurred in the acquisition, related to the foreign currency hedge (2)	1,623,103
Total cost of acquisition	17,288,470

(1) Considers the IOF collection, and withholding Income Tax; and
(2) Contracted with the objective of protecting the effects of exchange rate variation of the firm commitment (Note 8d).

The financial statements of HSBC Bank and HSBC Serviços were, at the date of acquisition, adjusted by the accounting policies adopted by Bradesco.

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the initial allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil.

The value of the investment recognized by Bradesco includes goodwill in the acquisition of shares in the amount of R$4,221,787 thousand, as follows:

R$ thousand
Shareholders’ equity acquired (I)	7,639,301
Fair value of assets acquired and liabilities assumed (II)	1,655,708
Intangible assets acquired (III)	3,771,674
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	4,221,787
Total of the acquired values	17,288,470

I)    Considers the sum of shareholders’ equity of HSBC Bank and HSBC Serviços adjusted by the accounting criteria of Bradesco;

II)   Refers to the allocation of the following fair values: (i) credit operations, net of Allowance for loan losses of R$1,133,985 thousand (term between 1 to 5 years); (ii) debt instruments of (R$64,701 thousand) (term of up to 1 year); (iii) fixed assets of R$573,061 thousand (term of up to 25 years); and (iv) bonds and securities of R$13,363 thousand (term of 34 years), totaling R$1,655,708 thousand; and

III) Refers to the allocation of the following intangible assets: (i) relationship with clients of R$1,799,226 thousand (term of 6 years); (ii) core deposits, of R$1,601,970 thousand (term of 6 years) (iii) Value of Business Acquired “VOBA” (Insurance), of R$316,278 thousand (term between 2 to 28 years); (iv) agreements not to compete with sellers, of R$29,068 thousand (term of 2 years); (v) softwares, of (R$70,387 thousand) (term of up to 5 years); and (vi) other intangible assets, of R$95,519 thousand (term between 2 to 5 years), totaling R$3,771,674 thousand.

In July 2016, there was a total division of the equity of HSBC Serviços, where portions of this equity were transferred to HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), that is a wholly owned subsidiary of HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

178     Economic and Financial Analysis Report – June 2017

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Notes to the Consolidated Financial Statements

g)    Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") completed a transaction disclosed in October 2016 upon execution of a shareholder agreement dated July 2017 whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will assume part of insurance operations of P&C (Property and Casualty) such as Aeronautical, Marine, Civil Liability segments and of transport of Bradesco Seguros ("Large Risks Insurance"), to have exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity interest of 40% in Swiss Re Corporate Solutions Brasil and the other 60% interest will remain with its controlling shareholder Swiss Re Corso.

The transaction was approved by Susep, the Administrative Council for Economic Defense (Cade) and the Central Bank.

h)    In May 2017, Bradesco – as an indirect holder of equity interest in IRB, announced to shareholders that had authorized IRB to submit: (i) application for registration as a publicly-held company and for authorization of initial public offering of IRB, pursuant to CVM Instructions 400/03 and 480/09; and (ii) application for registration of secondary public distribution of common shares issued by IRB, pursuant to CVM Instruction 400/03.

In July 2017, Bradesco announced that the documents were filed in compliance with the requirements formulated by CVM in the context of the Secondary Public Offering of IRB’s common shares.

i)      In June 2017, Bradesco signed final documents with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable standards. Control of the company will be shared, with each party holding 20% of its capital. The required contribution of capital occurred in July 2017.

j)      In July 2017, Bradesco launched a Special Voluntary Retirement Plan, which may be used by the Organization’s employees who fulfill the requirements established in the regulations of the respective plan.

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Management Bodies

Base date 07/26/2017

Board of Directors	Directors	Integrated Risk Management Committee
	Albert Adell Roso	and Capital Allocation
Chairman	Alexandre Cesar Pinheiro Quercia	Alexandre da Silva Glüher - Coordinator
Lázaro de Mello Brandão	Antonio Chinellato Neto	José Alcides Munhoz
	Antonio Daissuke Tokuriki	Aurélio Conrado Boni
Vice-President	Antranik Haroutiounian	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Carlos Henrique Villela Pedras	Josué Augusto Pancini
	Carlos Leibowicz	Maurício Machado de Minas
Members	Edilson Dias dos Reis	Marcelo de Araújo Noronha
Denise Aguiar Alvarez	Edmir José Domingues	André Rodrigues Cano
João Aguiar Alvarez	Fernando Freiberger	Octavio de Lazari Junior
Carlos Alberto Rodrigues Guilherme	Fernando Honorato Barbosa	Luiz Carlos Angelotti
Milton Matsumoto	Gilvandro Matos da Silva	Moacir Nachbar Junior
José Alcides Munhoz	Jefferson Ricardo Romon	Gedson Oliveira Santos
Aurélio Conrado Boni	Juliano Ribeiro Marcílio
	Manoel Guedes de Araujo Neto	Succession and Appointment Committee
Board of Executive Officers	Paulo Eduardo Waack	Lázaro de Mello Brandão - Coordinator
Executive Officers	Roberto Medeiros Paula	Luiz Carlos Trabuco Cappi
Chief Executive Officer		Carlos Alberto Rodrigues Guilherme
Luiz Carlos Trabuco Cappi	Regional Officers	Milton Matsumoto
	Ademir Aparecido Correa Junior	André Rodrigues Cano
Executive Vice-Presidents	Alberto do Nascimento Lemos	Glaucimar Peticov
Domingos Figueiredo de Abreu	Almir Rocha
Alexandre da Silva Glüher	Altair Naumann	Sustainability Committee
Josué Augusto Pancini	Amadeu Emilio Suter Neto	Luiz Carlos Angelotti - Coordinator
Maurício Machado de Minas	André Ferreira Gomes	Luiz Carlos Trabuco Cappi
Marcelo de Araújo Noronha	Antonio Piovesan	Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano	Carlos Alberto Alástico	Milton Matsumoto
Octavio de Lazari Junior	César Cabús Berenguer Silvany	Aurélio Conrado Boni
	Delvair Fidêncio de Lima	Domingos Figueiredo de Abreu
Managing Directors	Francisco Aquilino Pontes Gadelha	Alexandre da Silva Glüher
Luiz Carlos Angelotti	Francisco Assis da Silveira Junior	Josué Augusto Pancini
Nilton Pelegrino Nogueira	Geraldo Dias Pacheco	Maurício Machado de Minas
André Marcelo da Silva Prado	João Alexandre Silva	Marcelo de Araújo Noronha
Denise Pauli Pavarina	João Pedro da Silva Villela	André Rodrigues Cano
Moacir Nachbar Junior	Joel Queiroz de Lima	Octavio de Lazari Junior
Cassiano Ricardo Scarpelli	José Flávio Ferreira Clemente	Nilton Pelegrino Nogueira
Eurico Ramos Fabri	José Roberto Guzela	Denise Pauli Pavarina
Renato Ejnisman	Luiz Benoni Passini	Moacir Nachbar Junior
Walkiria Schirrmeister Marchetti	Nelson Veiga Neto	Aurélio Guido Pagani
Rômulo de Mello Dias	Osmar Sanches Biscuola	Marlos Francisco de Souza Araujo
Paulo Roberto Andrade de Aguiar
Deputy Directors		Executive Disclosure Committee
Aurélio Guido Pagani	Audit Committee	Alexandre da Silva Glüher - Coordinator
Guilherme Muller Leal	Milton Matsumoto - Coordinator	Domingos Figueiredo de Abreu
Luiz Carlos Brandão Cavalcanti Junior	Paulo Roberto Simões da Cunha	André Rodrigues Cano
Rogério Pedro Câmara	Wilson Antonio Salmeron Gutierrez	Octavio de Lazari Junior
João Carlos Gomes da Silva		Luiz Carlos Angelotti
	Compensation Committee	Moacir Nachbar Junior
Department Directors	Lázaro de Mello Brandão - Coordinator	Antonio José da Barbara
Amilton Nieto	Luiz Carlos Trabuco Cappi	Carlos Wagner Firetti
André Bernardino da Cruz Filho	Carlos Alberto Rodrigues Guilherme	Marcos Aparecido Galende
Antonio Carlos Melhado	Milton Matsumoto	Marcelo Santos Dall’Occo
Antonio Gualberto Diniz	Valdirene Soares Secato (non-Manager)	Marlos Francisco de Souza Araujo
Antonio José da Barbara		Haydewaldo R. Chamberlain da Costa
Bruno D’Avila Melo Boetger	Internal Control and Compliance Committee
Carlos Wagner Firetti	Carlos Alberto Rodrigues Guilherme - Coordinator	Fiscal Council
Clayton Camacho	Milton Matsumoto
Edilson Wiggers	Aurélio Conrado Boni	Sitting Members
Edson Marcelo Moreto	Domingos Figueiredo de Abreu	Ariovaldo Pereira - Coordinator
Fernando Antônio Tenório	Alexandre da Silva Glüher	Domingos Aparecido Maia
Frederico William Wolf	Josué Augusto Pancini	José Maria Soares Nunes
Gedson Oliveira Santos	Maurício Machado de Minas	João Carlos de Oliveira
Glaucimar Peticov	Marcelo de Araújo Noronha	Walter Luis Bernardes Albertoni
Hiroshi Obuchi	André Rodrigues Cano
João Albino Winkelmann	Octavio de Lazari Junior	Deputy Members
Joel Antonio Scalabrini	Moacir Nachbar Junior	Jorge Tadeu Pinto de Figueiredo
José Luis Elias	Clayton Camacho	Nilson Pinhal
José Ramos Rocha Neto	Frederico William Wolf	Renaud Roberto Teixeira
Layette Lamartine Azevedo Júnior	Gedson Oliveira Santos	João Sabino
Leandro José Diniz	Joel Antonio Scalabrini	Reginaldo Ferreira Alexandre
Lucio Rideki Takahama
Marcelo Frontini	Ethical Conduct Committee	Ombudsman
Marcelo Santos Dall’Occo	Aurélio Conrado Boni - Coordinator	Nairo José Martinelli Vidal Júnior - Ombudsman
Marcio Henrique Araujo Parizotto	Carlos Alberto Rodrigues Guilherme
Marcos Aparecido Galende	Milton Matsumoto
Marlos Francisco de Souza Araujo	Domingos Figueiredo de Abreu
Mauricio Gomes Maciel	Alexandre da Silva Glüher
Paulo Aparecido dos Santos	Josué Augusto Pancini
Paulo Manuel Taveira de Oliveira Ferreira	Maurício Machado de Minas
Roberto de Jesus Paris	Marcelo de Araújo Noronha
Waldemar Ruggiero Júnior	André Rodrigues Cano
Wilson Reginaldo Martins	Octavio de Lazari Junior
André Marcelo da Silva Prado
Denise Pauli Pavarina
Moacir Nachbar Junior
Clayton Camacho
Frederico William Wolf
	Glaucimar Peticov	General Accounting Department
	Joel Antonio Scalabrini	Marcos Aparecido Galende
	Nairo José Martinelli Vidal Júnior	Accountant - CRC 1SP201309/O-6

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To

The Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of June 30, 2017 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the semester then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bradesco as of June 30, 2017, the consolidated performance of its operations and its respective consolidated cash flows, for the semester then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current semester. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

▪   Allowance for doubtful accounts

As disclosed in Notes 3g and 10, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the Consolidated Financial Statements is R$ 37,452,497 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economy sector, guarantee characteristics, and the other factors and assumptions described in  CMN Resolution No. 2.682/1999, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The classification of loans into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a significant matter in our audit.

How our audit addressed this matter

We evaluate the design, implementation and operating effectiveness of the internal controls related to the processes of approval, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluate, on a sampling basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2.682/1999, related to the determination of the allowance for doubtful accounts. We also analyzed whether the disclosures made in the financial statements, included in Notes 3g and 10, are in accordance with the applicable accounting practices.

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Based on the evidence obtained from the procedures described above, we consider the level of provisioning and disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪   Market value of financial instruments

As disclosed in the Notes 3e, 3f, 8 and 32b, derivative financial instruments amount to R$ 15,050,310 thousand (assets) and R$ (14,255,651) thousand (liabilities), available-for-sale securities amount to R$ 185,410,003 thousand and trading securities amount to R$ 227,664,245 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of Bradesco. For the financial instruments that are actively traded and those which market prices and parameters are available, there is a higher objectivity level in the determination of market values. However, when the market prices or parameters are not observable, the determination of the market values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts. In addition, financial assets classified in the "Available for Sale" category are subject to Bradesco's judgmental assessment of impairment loss evidence indicators. Therefore, we consider the market value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluate the design, implementation, and operating effectiveness of the internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments which market value measurement parameters are not observable, with the technical support of our professionals with knowledge of financial instruments, we evaluate the models developed by Bradesco for determining market values and the reasonableness of data, the parameters and information included in the pricing models used, and we recalculate the amount of operations. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements in Notes 3e, 3f, 8 and 32b.

Based on the evidence obtained from the procedures described above, we considered the market value measurement of financial instruments and disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪   Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3p and 18, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements amounts to R$ 8,144,298 thousand, R$ 5,077,427 thousand, and R$ 5,424,197 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, definition of recognition and disclosures related to Provisions and Contingent Liabilities, we consider this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, on test basis, we evaluate the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax, civil and labor matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures described above, we considered the level of provisioning and disclosures adequate in the context of the consolidated financial statements taken as a whole.

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▪   Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 53,440.286 thousand (Note 34) and goodwill in the amount of R$ 10,401,083 thousand (Note 15) which realization depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. Since they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco’s governance framework. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements, we consider this area relevant to our audit.

How our audit addressed this matter

On a sampling basis, we tested the design, implementation and operating effectiveness of the relevant internal controls related to Bradesco’s assessment of indicators that the related assets may have suffered devaluation. Additionally, we evaluated, with the technical support of our corporate finance specialists, the reasonableness and consistency of the data and assumptions used for preparing this assessment. We also made the analysis of the reasonableness of the mathematical calculations included in the technical study to support the tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures described above, we considered the assessment of indicators of devaluation adequate in the context of the consolidated financial statements taken as a whole.

▪   Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 3o and 21, Bradesco has liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 226,283,070 thousand. In view of the uncertainties and subjectivity inherent in insurance and pension plans contracts, the liability adequacy test and the process of determination and measurement of technical reserves involve a high judgment level. Bradesco continuously evaluates methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, and interest rates. In view of the involved relevance and uncertainty, and the impact that any change in assumptions would have on the amount of Technical Provisions, we consider this matter relevant to our audit.

How our audit addressed this matter

On sampling basis, we tested the design, implementation and operating effectiveness of the significant internal controls related to the Technical Provisions. With the technical support of our actuarial specialists, we made the evaluation of the methodologies used for measuring technical reserves and the liability adequacy test. We also evaluated the consistency of data and reasonableness of assumptions, such as loss ratio, interest rates, longevity, mortality, and persistency. Additionally, we made the recalculation of technical provisions considering the methodology, assumptions and data. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements Notes 3o and 21.

Based on evidence obtained from the procedures described above, we consider the level of provisioning and disclosures adequate in the context of the consolidated financial statements taken as a whole.

▪   Application controls and information technology general controls

Bradesco has a technology structure for conducting its businesses, as well as continuous investment plans aimed at the improvement and maintenance of access management and changes in the relevant systems and applications, development of new programs, and automated controls and/or controls with automated components in relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions, as well as the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

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Independent Auditors’ Report on the Consolidated Financial Statements

How our audit addressed this matter

The design, implementation, and operating effectiveness of access controls, such as authorization of new users, timely revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, during our audit with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from a certain system considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design, implementation and operating effectiveness of these controls.

The evidence from the control tests described above allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole.

Other matters

Statement of added value

The consolidated statement of added value for the semester ended June 30, 2017, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the semester ended June 30, 2017 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated July 26, 2017.

Other information that accompany the consolidated financial statements and the auditor report

Bradesco’s management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

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Independent Auditors’ Report on the Consolidated Financial Statements

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable,  matters related to  going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•      Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•        Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•        Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•        Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•        Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•         Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

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We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, July 26, 2017

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Audit Committee Report Summary

Corporate Governance and Responsibilities

•       Audit Committee

The Board of Directors of Banco Bradesco maintains a single Audit Committee for Bradesco Conglomerate, including for Grupo Bradesco Seguros.

Regarding Governance, the Audit Committee is a statutory advisory body, associated directly to the Board of Directors. It is currently composed of one board member and two more members, appointed every five years by the Board of Directors, which takes into account the criteria set out in the applicable laws and regulations. The annual technical evaluation of the members shall be conducted by the Board of Directors.

Some of the main duties of the Audit Committee are: a) to review, prior to publication, the financial statements, including explanatory notes and Management reports; b) to assess the effectiveness of the Internal and Independent Audits, as well as to verify compliance with legal and regulatory provisions and adequacy of the internal controls system, and the assessment and monitoring of the Organization’s risks; c) to recommend to Management, when applicable, the correction or improvement of policies, practiced, and procedures identified in the scope of the exercise of its functions.

Among the duties of the Audit Committee are also those required by the Law Sarbanes-Oxley Act for companies registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange.

The Audit Committee forms its opinions and judgments through information received from Management, from presentations made by the various departments in the business, accounting, technology, and control areas, in addition to the results of the work from the Integrated Risks/Internal Controls Area, from Internal and Independent Audits, from the Brazilian Central Bank, and from the Superintendence of Private Insurance.

The regulations are available at the website www.bradesco.com.br/ri, Corporate Governance area.

•       Management of the Bank’s Facilities and Associated Companies

The Management is responsible for the definition and implementation of procedures that ensure the quality of the processes, in order to collect data for the preparation of the financial statements and reports of the companies that make up the Bradesco Organization, in compliance with the accounting practices adopted in Brazil, issued by the following responsible supervisory authorities: Brazilian Central Bank (Bacen), the Superintendence of Private Insurance (Susep), the Brazilian Securities Commission (CVM), and the National Supplementary Health Agency (ANS), as well as the International Accounting Standards (IFRS), and those issued by the US Securities and Exchange Commission (SEC) and by the Sarbanes-Oxley Act (SOx).

The Management is also responsible for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the mitigation to acceptable levels of risk factors of the Bradesco Organization.

•       Independent Audit

KPMG Auditores Independentes is responsible for reviewing the financial statements and issuing a report on their adherence to the applicable standards. It evaluates, to the extent necessary to carry out its work, the quality and adequacy of the internal control systems and compliance with legal and regulatory provisions, preparing a report of recommendations on accounting procedures and internal controls, without prejudice to other reports that it is also responsible for preparing, like those of limited reviews of quarterly information required by the CVM.

•       Internal Audit

The Internal Audit (General Inspectorate) has as duties to assess the quality of the systems of internal controls of the Bradesco Organization and compliance with the policies and procedures defined by the Management, including those adopted in the preparation of accounting and financial reports.

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Audit Committee Report Summary

Activities of the first semester of 2017

The Committee has participated in 132 meetings with the Board of Directors, with executives from the areas of business, information technology, control and risk management and the internal and independent auditors, with the Fiscal Council, and with the Brazilian Central Bank. The meetings, duly formalized in Minutes, were divided in the following manner:

▪  104 with Institutions under the jurisdiction of the Brazilian Central Bank;

▪  21 with companies of Insurance, Pension Plan and Capitalization Bonds’ segments.

▪  7 with companies of the Insurance area.

Concerning further education, the Committee participated in conferences, seminars and courses that totaled 29 hours in the first semester of 2017 for training purposes.

The Work Plan of the Audit Committee for the financial year of 2017 had as its focus the processes and products inherent to the business of the Bradesco Organization. Among the aspects considered most relevant, we highlight:

•       Impairment: Impairment of loans and advances: loans and advances portfolio (including guarantees, debentures, etc.), evaluating the estimated loss on impairment of its operations;

•       Fair value of financial instruments: derivative financial instruments, available-for-sale securities and securities classified as trading securities measured at fair value;

•       Provisions and contingent liabilities - tax, civil and labor;

•       Recoverable value of assets: assets relating to tax credits, goodwill on the purchase of investments and intangible assets of indefinite life cycle, which is supported by estimates of future profitability based on the business plan and budget prepared by the Management;

•       Technical provisions: liabilities related to insurance contracts;

•       Relationship with Customers: Compliance with standards and customer service (SAC/Ombudsman) and Prevention of Money Laundering (PLD);

•       Deferred tax assets;

•       Corporate Restructuring of the Bradesco Organization, including Grupo Bradesco Seguros, and

•       Governance regarding investee companies (risk appetite, results and controls).

Strategic Management of Risks and of the Internal Control Systems

The Strategic Management of Risks and of the Internal Controls System in the Bradesco Organization is exercised by Independent Units of the commercial areas. During the first semester of 2017, we monitored the work of the DCIR - Integrated Risk Control Department, in the evaluation of adherence to the Internal Controls System and in the identification, monitoring, and management of the more relevant risks to which the Organization is exposed to.

Once the evaluations were completed at the time of the meetings with the various business and control areas, with the independent and internal audits, to monitor the main processes, and Management’s commitment to act to mitigate risks, and in the continuous improvement of the associated internal controls.

As a result, Audit Committee believes that the activities carried out in Risk Management and Internal Controls is appropriate to the size and complexity of its business and are structured so as to ensure the efficiency of its operations, of information that generate the financial and accounting reports, as well as the compliance with internal and external standards to which the transactions are subjected.

Independent Audit

The planning of the assignments of independent audit for the 2017 financial year was discussed with KPMG Auditores Independentes in specific meetings and, during the first semester of 2017, the audit teams responsible for services presented the results and main conclusions to the Audit Committee.

The relevant points highlighted in the report on the study and evaluation of accounting systems and internal controls, prepared in connection with the examinations of the financial statements and their recommendations for the improvement of these systems, and the appropriate mitigation of risks, were discussed with the Committee, which requested monitoring of implementations of the improvements in the areas responsible.

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Audit Committee Report Summary

Based on the planning submitted by the auditors and in subsequent discussions on the results, the Committee considers that the work carried out by the Independent Audit were appropriate to the business of the Organization.

This was an opportunity to highlight the duly formalized instrument called “Independent Audit Technical Evaluation”, applied by the Audit Committee annually, which is prepared, presented and discussed with the service provider.

Internal Audit

The Committee became aware of the planning of the work for the 2017 financial year, and requested the inclusion of the issues covered in this Committee’s agenda, so as to consider them in its “Annual Audit and Inspection Plan”.

During the first semester of 2017, in ordinary monthly meetings, the teams in charge of the execution of the scheduled work met with the Audit Committee and reported the main conclusions regarding processes, inherent and residual risks, in addition to aspects related to compliance with legal/regulatory provisions and the Conglomerate’s internal procedures.

Audit Committee, due to monitoring the work and evaluating the effectiveness of its results, believes that the Internal Audit has responded adequately to the demands of the Committee and to the needs and requirements of the Organization and the regulatory bodies.

Following the practices of the Independent Audit Committee, the Committee maintains the “Internal Audit Technical Assessment” (General Inspector) instrument updated annually, which is presented and discussed with the Internal Audit Department.

Financial statements of Banco Bradesco S.A.

The Committee met with the areas of General Accounting, Planning, Budget and Control, and General Inspectorate and with the Independent Audit (KPMG) to evaluate the monthly, quarterly, semiannual and annual financial statements. In these meetings, the aspects of preparation of balance sheets and individual and consolidated balance sheets, the explanatory notes and the financial reports published with the financial statements were evaluated.

Bradesco, in the preparation of the financial statements, also examined to determine whether they are in accordance with accounting practices adopted in Brazil, including those issued by the responsible supervisory authorities: Brazilian Central Bank (Bacen), Superintendence of Private Insurance (Susep), Brazilian Securities Commission (CVM) and National Supplementary Health Agency (ANS). The Committee reviewed the procedures for the preparation and disclosure of the consolidated financial statements prepared in accordance with standards issued by the International Accounting Standards Board (IASB).

Before the disclosure of the Quarterly Information (ITR Form) and the semiannual balance sheet, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

The Committee held a semiannual meeting with the Board of Directors and with the Fiscal Council, at which time it presented the results of the work of its activities and the respective recommendations to be addressed to the executives.

Conclusion

Based on the work, evaluations, reviews, and discussions mentioned above, and taking into account the context and scope of its duties, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements for the first semester of 2017.

Cidade de Deus, Osasco, SP, July 26, 2017.

MILTON MATSUMOTO

(Coordinator)

PAULO ROBERTO SIMÕES DA CUNHA

(Financial Specialist)

WILSON ANTONIO SALMERON GUTIERREZ

Bradesco       189

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. for the first semester of 2017, and based on: (i) the Independent Auditors’ Report on that date; (ii) the technical feasibility study for use of deferred tax assets, prepared by Bradesco's Management, in compliance with provisions established by Instruction No. 371/02, of Brazilian Securities and Exchange Commission - CVM; the Resolution No. 3,059/02, of National Monetary Council; and the Circular Letter No. 3,171/02, of the Brazilian Central Bank, whose values are shown in respective Explanatory Notes; (iii) meetings with Independent Auditors; (iv) Audit Committee reports; (v) analysis of documents and substantially, information received; and (vi) periodic meetings with administrators and managers of Bradesco's areas, concluded that the reviewed documents appropriately reflect the assets and liabilities, financial status and activities developed by Bradesco in the first semester of 2017, supporting Audit committee's opinion that internal controls are appropriate considering the size and complexity of its business, structured in conformity with internal and external standards, which are subjected and supported by financial reportings systems in order to assure operating efficiency.

In view of the foregoing, the Fiscal Council's members are of the opinion that the stated documents examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Company.

Cidade de Deus, Osasco, SP, July 26, 2017.

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

190     Economic and Financial Analysis Report – June 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 4, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.